
05002168


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
SECTION

Mindspeed Technologies® INC





Notice of Annual Meeting, Proxy Statement and
2004 Annual Report on Form 10-K

MINDSPEED®
BUILD IT FIRST™

About Mindspeed Technologies

Headquartered in Newport Beach, California, Mindspeed Technologies, Inc. designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide area networks.

The company's four key product families include high-performance analog transmission and switching solutions, multiservice access products designed to support voice and data services across wireline and wireless networks, T/E carrier physical-layer and link-layer devices and ATM/MPLS network processors.

Mindspeed's products are used in a wide variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers and digital loop carrier equipment.

To learn more, visit us at www.mindspeed.com.



This proxy statement and 2004 annual report on Form 10-K contains statements relating to the company (including certain projections and business trends) that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Words such as "expect," "anticipate," "outlook," "could," "target," "project," "intend," "plan," "believe," "seek," "estimate," "should," "may," "assume" and "continue," as well as variations of such words and similar expressions, are intended to identify such forward-looking statements. Forward-looking statements include statements about our strategies, markets, competitive advantages, growth prospects, fabless business model, anticipated outsourcing by original equipment manufacturers, research and development, restructuring and cost reduction actions, revenues, expenses, profitability and liquidity. Actual results, and actual events that occur, may differ materially from those projected in any forward-looking statement as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to market demand for our new and existing products, availability and terms of capital needed for our business, our ability to reduce our cash consumption, successful development and introduction of new products, obtaining design wins and developing revenues from them, pricing pressures and other competitive factors, order and shipment uncertainty, fluctuations in manufacturing yields, product defects, intellectual property infringement claims by others and the ability to protect our intellectual property, our ability to maintain operating expenses within anticipated levels, the ability to attract and retain qualified personnel; and other risks and uncertainties, including those set forth in the 2004 annual report on Form 10-K under the heading "Certain Business Risks" and those detailed from time to time in our other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof and, except as required by law, we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Dear Stockholder,

Mindspeed made significant progress in fiscal 2004 toward returning to profitability while we continued to strengthen our position in next-generation network infrastructure market segments that we believe represent high-growth opportunities in the years ahead.

We delivered strong growth in fiscal 2004 achieving net revenues of $119.4 million, an increase of 46 percent over fiscal 2003 revenues of $81.9 million. Increased sales, combined with a focus on lowering our operating expenses, resulted in a 48 percent reduction in our operating loss during the fiscal year to $92.8 million, from $177.6 million in fiscal 2003.



Our growth was driven by customer demand across our broad product portfolio, including voice-over-IP (VoIP) processors, T/E carrier transmission devices, high-performance analog (HPA) devices and asynchronous transfer mode (ATM) network processors.

In the fourth quarter of fiscal 2004, our revenues were adversely affected by weakened end-customer demand in China compounded by what we believe is temporary excess inventory of our products among our customers in multiple geographies.

Shortly after the close of the fiscal year, we announced a restructuring plan intended to reduce our operating expenses while focusing our research and development on what we believe are key high-growth market opportunities. Mindspeed is increasingly focused on delivering competitive VoIP and HPA products that we believe are enabling the transformation of traditional communications networks worldwide and are expected to offer the best potential for a high return on our investment.

During the past several years, we have harnessed our extensive digital signal processing (DSP) technology and carrier-class quality voice software to develop a family of complete system-on-a-chip solutions for enabling VoIP networks. This focused research and development effort began delivering results in fiscal 2004 as telecommunications carriers worldwide began deploying versatile and cost-effective voice networks based upon our Comcerto™ Series VoIP processors.

The economic benefits of VoIP over traditional circuit-switched networks are compelling with significantly lower capital expense and service requirements. In addition, high-bandwidth voice-over-packet networks enable service providers to offer expanded voice features and to bundle voice, video and data into “triple play” service packages to satisfy the increasing demand for delivering sophisticated multimedia into homes and offices.

We expect demand for bandwidth-intensive services to drive growth across our product portfolio over the next several years, as telecommunications carriers deploy fiber-optic network access directly to the premise in residential neighborhoods and office buildings. Japan led the market in building out these fiber-to-the premise (FTTP) networks in fiscal 2004, and we are now starting to see initial deployments in North America.

During fiscal 2004, Mindspeed launched an array of competitive products targeting these high-growth market segments and captured a number of significant design wins at key equipment manufacturers serving them. In our VoIP processor family, we introduced the Comcerto 600 and 800 Series processors targeted at carrier and enterprise applications. The 600 Series offers the industry's highest carrier-class quality voice channel density with sophisticated security features, while the 800 Series combines a VoIP private branch exchange with a complete data router to enable a new class of integrated "office-in-a-box" equipment for small and medium-sized businesses. With these new products, Mindspeed now offers the industry's most integrated and fully featured family of VoIP and data networking processors.



In our HPA product line, we broadened our family of physical media dependent devices targeted at FTTP applications and continued to extend our high-performance optical technologies into products for an adjacent and exciting new market for Mindspeed: standard and high-definition broadcast video applications.

As we enter 2005, we believe that we are focused on higher growth opportunities in the network infrastructure market with competitive products enabling cost-effective VoIP and the high-speed aggregation, processing and transmission of other next-generation broadband services. We believe that our participation in high growth markets combined with our reduced cost structure will enable the company to make continued progress toward returning to profitability.



Following this letter is our Notice of Annual Meeting, Proxy Statement and 2004 Annual Report on Form 10-K; delivered in connection with our annual meeting, which contain financial and other information about our 2004 fiscal year. In order to help us reduce mailing costs, please consider electing to receive these materials via the Internet in the future.

On behalf of the entire Mindspeed team, I thank you for your continued support.



Raouf Y. Halim
Chief Executive Officer

MINDSPEED TECHNOLOGIES, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD FEBRUARY 24, 2005

To our Stockholders:

Our 2005 annual meeting of stockholders will be held on Thursday, February 24, 2005, beginning at 10:00 a.m. Pacific Standard Time, at the Hilton Irvine/Orange County Airport Hotel, located at 18800 MacArthur Boulevard, Irvine, California 92612. At the meeting, the holders of the company's outstanding common stock will act on the following matters:

1. Election of two directors, each for a term of three years;

2. Ratification of the appointment of the company's independent registered public accounting firm for the 2005 fiscal year;

3. Approval of the company's 2003 long-term incentives plan;

4. Approval of an amendment to the company's 2003 long-term incentives plan increasing its authorized shares from 10 million to 18 million; and

5. Such other business as may properly come before the meeting.

All holders of record of shares of the company's common stock (Nasdaq: MSPD) at the close of business on December 27, 2004 are entitled to vote at the meeting and any postponements or adjournments of the meeting. All stockholders are requested to complete, sign, date and return the accompanying proxy card as soon as possible in the enclosed return envelope. Submitting your proxy by either the proxy card, the internet or by telephone will not affect your right to vote in person if you decide to attend the annual meeting.

IF YOU PLAN TO ATTEND:

Registration will begin at 8:00 a.m. and seating will begin at 9:00 a.m. Each stockholder will need to bring an admission ticket and valid picture identification, such as a driver's license or passport, for admission to the meeting. Stockholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

By Order of the Board of Directors,



SIMON BIDDISCOMBE
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary

January 21, 2005
Newport Beach, California

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TABLE OF CONTENTS

MINDSPEED TECHNOLOGIES, INC.
4000 MacArthur Blvd., East Tower
Newport Beach, California 92660

PROXY STATEMENT

This proxy statement contains information related to the annual meeting of stockholders of the company to be held on Thursday, February 24, 2005, beginning at 10:00 a.m. Pacific Standard Time, at the Hilton Irvine/ Orange County Airport Hotel, located at 18800 MacArthur Boulevard, Irvine, California 92612, and at any postponements or adjournments thereof. Your proxy for the meeting is being solicited by the company's board of directors. This proxy statement and our annual report on Form 10-K are being mailed to stockholders on or about January 21, 2005.

ABOUT THE MEETING AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the notice of meeting provided with this proxy statement, including the election of directors, ratification of the appointment of the company's independent registered public accounting firm, approval of the company's 2003 long-term incentives plan, and approval of an amendment to the company's 2003 long-term incentives plan increasing its authorized shares from 10 million to 18 million. In addition, management will report on the performance of the company and respond to questions from stockholders.

Who can attend the meeting?

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Registration will begin at 8:00 a.m. and seating will begin at 9:00 a.m. If you plan to attend the meeting, please note that you will need to bring your admission ticket and valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on December 27, 2004, the record date for the meeting, are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. There were 101,568,693 shares of the company's common stock outstanding on the record date.

What are the voting rights of the holders of the company's common stock?

Each share of the company's common stock outstanding on the record date will be entitled to one vote on each matter considered at the meeting.

What is a quorum?

A quorum is the minimum number of the company's shares that must be represented at a duly called meeting in person or by proxy in order to legally conduct business. For the annual meeting, the presence, in person or by proxy, of the holders of at least 50,784,347 shares, which is a simple majority of the 101,568,693 shares outstanding as of the record date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

If you are a registered stockholder, you must deliver your proxy by mail, internet or telephone or attend the annual meeting in person and vote in order to be counted in the determination of a quorum. If you are a "street name" stockholder, your brokerage account will vote your shares pursuant to your proxy directions and such shares will count in the determination of a quorum. If you do not respond to the proxy and provide no directions to your broker, your broker will vote your shares as allowed (discussed below) and your shares will count in the determination of a quorum.

How do I vote?

If you are a registered stockholder or a "street name" stockholder, your properly signed and returned proxy card will be voted by the designated proxy, or your broker or nominee, pursuant to your directions. If you are a registered stockholder and attend the meeting, you may vote by ballot at the meeting or deliver your completed proxy card in person. If you are a "street name" stockholder and attend the meeting, you will need to obtain a signed proxy from the broker or nominee that holds your shares, because the broker or nominee is the legal, registered owner of the shares. If you have the broker's proxy, you may vote by ballot or you may complete and deliver another proxy card in person.

Can I vote by telephone or electronically?

If you are a registered stockholder, you may deliver your proxy by telephone, or electronically through the internet, by following the instructions included with your proxy card. If your shares are held in "street name," please check your proxy card or contact your broker or nominee to determine whether you will be able to deliver your proxy by telephone or electronically. The deadline for delivering your proxy by telephone or electronically is 11:59 p.m., Pacific Standard Time, on February 23, 2005.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you may revoke or change your vote at any time before the proxy is exercised by filing with the company's secretary either a notice of revocation or a duly executed proxy bearing a later date. If, at the meeting, you request from the inspector of elections, your proxy holder's power to vote will be suspended. Your attendance at the meeting will not by itself revoke a previously granted proxy.

How do I vote my stock plan shares (ESPP, 401(k), etc.)?

If you participate in a employee stock purchase plan or 401(k) of the company, Conexant, Rockwell Automation or Rockwell Collins, you may give voting instructions as to the number of shares of common stock equivalent to the interest in the company's common stock credited to your account as of the record date. You may provide voting instructions to Fidelity Management Trust Company or Wells Fargo Bank N.A., by completing and returning the proxy card accompanying this proxy statement delivered in connection with such plan(s). The trustee will vote your shares in accordance with your duly executed instructions received by February 21, 2005. If you do not send instructions, the trustee will vote the number of shares equal to the share equivalents credited to your account in the same proportion that it votes shares for which it did receive timely instructions.

You may also revoke previously given voting instructions by February 21, 2005 by filing with the trustee either a written notice of revocation or a properly completed and signed proxy card bearing a later date. Your voting instructions will be kept confidential by the trustee.

Will my vote be confidential?

It is the company's policy to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual stockholders except as may be necessary to meet any applicable legal requirements and, in the case of any contested proxy solicitation, as may be necessary to permit proper parties to verify the propriety of proxies presented by any person and the results of the voting. The inspectors of election and any of the company's employees associated with processing proxy cards or ballots and tabulating the vote are required to acknowledge their responsibility to comply with this policy of confidentiality.

What are the board's recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the board. The board's recommendation is set forth together with the description of each proposal in this proxy statement. In summary, the board recommends a vote:

- *for* election of the nominated slate of directors (see proposal 1);
- *for* ratification of the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for fiscal year 2005 (see proposal 2);
- *for* approval of the company's 2003 long-term incentives plan (see proposal 3); and
- *for* approval of the increase in authorized shares under the company's 2003 long-term incentives plan from 10 million to 18 million (see proposal 4).

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the board or, if no recommendation is given, in their own discretion.

What vote is required to approve each proposal?

Election of directors. The two directors receiving the most votes cast at the meeting will be elected to serve for the next three years. A properly executed proxy marked "withhold authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated.

Other proposals. For each other proposal, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal will be required for approval. A properly executed proxy marked "abstain" with respect to any such proposal will not be voted, although it will be counted for purposes of determining the total number of shares necessary for approval of such proposal. Accordingly, an abstention will have the effect of a negative vote.

Street name shares. If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the proposals to be acted upon. For this meeting, if you do not give specific instructions, your broker or nominee may cast your vote for proposal 1, the election of directors, and for proposal 2, the ratification of the appointment of the company's independent registered public accounting firm. However, if you do not give your broker or nominee specific instructions, your shares may not be voted on proposal 3, the approval of the long-term incentives plan, nor on proposal 4, the approval of increasing shares under the long-term incentives plan, and such "broker non-votes" will not be counted in determining the total number of shares necessary for approval of such proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

How many shares of the company's common stock do the directors, executive officers and certain beneficial owners own?

To the company's knowledge, the following table sets forth information regarding the beneficial ownership of the 100,923,775 shares of the company's common stock outstanding on November 30, 2004 by each person who is known to us based upon filings with the SEC to beneficially own more than 5% of the company's common stock, each of our directors, each executive officer named in the Summary Compensation Table and all current directors and executive officers as a group. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment power with respect to the stock listed.

	Common Stock(1)	
Name	Shares	Percent of Class
5% Stockholders		
FMR Corp. 82 Devonshire Street Boston, MA 02109	13,044,778	12.9%
Conexant Systems, Inc.(2) 100 Schulz Drive Red Bank, NJ 07701	30,000,000	22.9%
Directors and Executive Officers		
Donald R. Beall(3,4,5)	841,231	*
Dwight W. Decker(3,5,6,7)	1,590,820	1.6%
Donald H. Gips	—	*
Raouf Y. Halim(5,6,8)	1,580,110	1.6%
Ming Louie(5)	10,000	*
Thomas A. Madden(5)	10,000	*
Jerre L. Stead(5,9)	86,290	*
Daryush Shamlou(5,8)	299,916	*
Thomas J. Medrek(5,8)	283,055	*
Wayne K. Nesbit(5,10)	111,875	*
David W. Carroll(3,5,6,8)	244,150	*
Harry Davoody(5,11)	69,687	*
All current directors and executive officers as a group (15 persons) (3,4,5,6,7,8,9,10)	5,829,692	5.8%

* Represents less than 1% of the company's outstanding common stock

(1) Unless otherwise indicated, each person's address is c/o Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660. If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of November 30, 2004, we treat the common stock underlying those securities as owned by that stockholder, and as outstanding shares when we calculate the stockholder's percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder.

(2) In connection with the distribution of the company's common stock by Conexant to its stockholders, the company issued Conexant a warrant to purchase 30 million shares of common stock at a price of $3.408 per share (subject to adjustment in certain circumstances), exercisable through June 27, 2013. The warrants may not be exercised to the extent that such exercise would result in the holder of the warrants owning at any one time more than 10% of the company's outstanding common stock.

(3) Includes shares held under the savings plans of Rockwell. Does not include 778 share equivalents for Mr. Decker held under Rockwell's supplemental savings plans. Awards under the supplemental savings plans are paid in cash.

(4) Includes shares, as to which Mr. Beall disclaims beneficial ownership, as follows: 2,058 shares held in the Kenneth L. Beall Trust #1, the beneficiary of which is an adult child of Mr. Beall not living in the same household and as to which trust Mr. Beall has no relationship; 3,333 shares owned by the Beall Family Foundation, of which Mr. Beall is president and a director; and 103,038 shares acquired upon exercise of stock options held in the Beall Trust #2, the beneficiaries of which are adult children of Mr. Beall not living in the same household and as to which trust Mr. Beall has no relationship.

(5) Includes shares that could be purchased by exercise of options on November 30, 2004 or within 60 days thereafter, as follows: 284,052 for Mr. Beall; 1,521,088 for Mr. Decker; 1,562,714 for Mr. Halim; 10,000 for Mr. Louie; 10,000 for Mr. Madden; 63,630 for Mr. Stead; 291,517 for Mr. Shamlou; 242,506 for Mr. Medrek; 110,219 for Mr. Nesbit; 239,804 for Mr. Carroll; 69,687 for Mr. Davoody; and 5,088,956 for the group.

(6) Includes shares held under the savings plans of Conexant. Does not include 586 share equivalents for Mr. Decker held under Conexant's supplemental savings plans. Awards under the supplemental savings plans are paid in cash.

(7) Includes 2,734 shares granted as restricted stock.

(8) Includes shares held under the savings plans of the company.

(9) Includes 11,567 shares derived from shares of Conexant common stock granted to Mr. Stead under the Conexant directors stock plan with certain transfer restrictions, and 11,093 shares granted under the company's directors stock plan with certain transfer restrictions.

(10) Includes 28,037 shares which are subject to divestment pursuant to marriage dissolution proceedings.

(11) The address for Mr. Davoody is c/o WK Technology, 2880 Lakeside Drive, Suite 130, Santa Clara, California 95054. Mr. Davoody resigned effective September 30, 2004.

ELECTION OF DIRECTORS

How is the board made up?

The company's charter provides that the board shall consist of three classes of directors with overlapping three-year terms. One class of directors is to be elected each year with a term extending to the third succeeding annual meeting after election. The charter also provides that each of the three classes shall be as nearly equal in number as the then total number of directors permits.

Which directors are up for election?

The two directors in Class II, Messrs. Louie and Madden, will be elected at the 2005 annual meeting to serve for a term expiring at the company's annual meeting in 2008. The two directors in Class III are serving terms expiring at the company's annual meeting of stockholders in 2006 and the three directors in Class I at the 2007 annual meeting.

What are their backgrounds?

MING LOUIE
Age 58
Co-Founder, Managing Director and Director of Mobile Radius, Inc.

Mr. Louie has been a director of the company since June 2003. Mr. Louie is the co-founder, Managing Director and a Director of Mobile Radius, Inc. (mobile internet data services) and the Managing Director of Dynasty Capital Services LLC (consulting). Mr. Louie served as President, Qualcomm Greater China (wireless communications) from May 2000 to October 2001. He served as Vice President, Business Development of Globalstar Communications Limited (satellite telecommunications) prior thereto.

THOMAS A. MADDEN
Age 51
Executive Vice President and Chief Financial Officer of Ingram Micro Inc.

Mr. Madden has been a director of the company since June 2003. Mr. Madden has been Executive Vice President and Chief Financial Officer of Ingram Micro Inc. (computer technology products and services) since July 2001. He served as Senior Vice President and Chief Financial Officer of ArvinMeritor, Inc. (automotive components) prior thereto.

Who are the remaining directors?

Class III — Continuing directors with terms expiring in 2006

DWIGHT W. DECKER
Age 54
Chairman of the Board and Chief Executive Officer of Conexant Systems, Inc.

Dr. Decker has been a director of the company since January 2002 and non-executive Chairman of the Board since June 2003. Dr. Decker was Chairman of the Board and Chief Executive Officer of Conexant (semiconductors) from December 1998 through February 2004, when the merger with Globespan Virata, Inc. was completed, at which time he became Chairman of the Board of the combined company. In November 2004, Dr. Decker resumed his Chief Executive Officer duties of Conexant. He served as Senior Vice President of Rockwell and President, Rockwell Semiconductor Systems from July 1998 to December 1998, and Senior Vice President of Rockwell and President, Rockwell Semiconductor Systems and Electronic Commerce prior thereto. Dr. Decker is the non-executive Chairman and a director of Skyworks Solutions, Inc., and a director of Pacific Mutual Holding Company and Jazz Semiconductor, Inc. He is also a director or member of numerous professional and civic organizations.

RAOUF Y. HALIM
Age 44
Chief Executive Officer and Director of Mindspeed Technologies, Inc.

Mr. Halim has been a director of the company since January 2002. Mr. Halim has been Chief Executive Officer of the company since June 2003. He was Senior Vice President and Chief Executive Officer of the internet infrastructure business of Conexant from February 2002 to June 2003; Senior Vice President and General Manager, Network Access division of Conexant from January 1999 to February 2002; and Vice President and General Manager, Network Access division of Rockwell Semiconductor Systems prior thereto. Mr. Halim received an M.S. in electrical engineering from the Georgia Institute of Technology and a B.Sc. in communications and electrophysics from Alexandria University.

Class I — Continuing directors with terms expiring in 2007

DONALD R. BEALL
Age 66
Retired Chairman and Chief Executive Officer of Rockwell International Corporation

Mr. Beall has been a director of the company since June 2003. Mr. Beall is the retired Chairman and Chief Executive Officer of Rockwell International Corporation, now named Rockwell Automation, Inc., (electronic controls and communications) and was a director of Rockwell from 1978 to February 2001. Mr. Beall is Chairman of the Executive Committee and a director of Rockwell Collins, Inc. He is also a director of Skyworks Solutions, Inc., Conexant, Jazz Semiconductor, Inc., and CT Realty. He is a former director of Amoco Corporation, ArvinMeritor, Inc., The Procter & Gamble Company, and The Times Mirror Company. He is a member of various University of California-Irvine supporting organizations and an Overseer of the Hoover Institution at Stanford University. He is also an investor, director or advisor with several private companies and investment partnerships.

DONALD L. GIPS
Age 44
Group Vice President,
Level 3 Communications, Inc.

Mr. Gips has been a director of the company since May 2004. Mr. Gips is presently Group Vice President in charge of Global Corporate Development for Level 3 Communications, Inc. (communications and information services). Previously, he served as Level 3 Group Vice President overseeing global marketing and sales, as well as all of the company's lines of business and marketing and sales strategies. Prior to joining Level 3 in 1998, Mr. Gips served in the White House as Chief Domestic Policy Advisor to Vice President Gore. Before joining the White House staff, Mr. Gips spent four years as Chief of the Federal Communications Commission's International Bureau and Deputy Chief of the Office of Plans and Policy. Mr. Gips is a director of Mobile Satellite Ventures and Terrestar Networks, Inc. Mr. Gips received a master's degree in public and private management from the Yale School of Management and a B.A. from Harvard University.

JERRE L. STEAD
Age 61
Retired Chairman and Chief Executive Officer of Ingram Micro Inc.

Mr. Stead has been a director of the company since June 2003. In May 2000 he retired as Chairman of the Board and Chief Executive Officer of Ingram Micro Inc. (computer technology products and services), positions he had held since August 1996. Mr. Stead is Chairman of the Board of HAIC Software Technology and a director of Armstrong World Industries, Inc., Brightpoint, Inc., Conexant and Mobility Electronics, Inc. He is Chairman of the Board of the Center of Ethics and Values at Garrett Seminary on the Northwestern University campus. Mr. Stead is also on the board of the Salk Institute and the National Board of Alzheimer's Association.

BOARD COMMITTEES AND MEETINGS

What is the role of the primary board committees?

The board has standing audit, governance and board composition, and compensation and management development committees.

Audit committee. The audit committee members are Messrs. Madden (chairman), Beall, Louie and Stead. The committee assists the board in overseeing the accounting and financial reporting processes of the company and audits of the company's financial statements. It is directly responsible for the appointment, compensation, retention, and oversight of the work of the independent registered public accounting firms engaged by the company. It reviews the independent registered public accounting firm's audit of the financial statements and its report thereof, the company's system of internal controls over financial reporting, the independent registered public accounting firm's annual management letter, various other accounting and auditing matters and the independence of the auditing registered public accounting firm. The committee reviews and pre-approves all audit and non-audit services performed by the company's independent registered public accounting firm, other than as may be allowed by applicable law. It reviews and approves the appointment or change of the company's director of internal audit. It has established procedures for the receipt, retention, and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by company employees of concerns regarding questionable accounting and auditing matters. The committee meets with management to review any issues related to matters within the scope of its duties. The charter of the committee is available on the company's investor relations website (*www.mindspeed.com*). The committee met eight times during fiscal year 2004. All of the members of the committee are independent within the meaning of SEC regulations, applicable rules of The Nasdaq National Market and the company's board membership criteria. Mr. Madden, the chairman of the audit committee, is qualified as an audit committee financial expert within the meaning of SEC regulations and the board has determined that he has accounting and related financial management expertise within the meaning of the applicable rules of The Nasdaq National Market. Mr. Madden's experience is discussed above under the caption "Election of Directors."

Governance and board composition committee. The governance and board composition committee members are Messrs. Stead (chairman), Beall, Gips, Louie and Madden. The committee reviews with the board, on an annual basis or as more frequently needed, the company's corporate governance guidelines and the board's committee structure and membership. The committee periodically establishes a framework for the evaluation of the company's chief executive officer.

The committee recommends nominees for election at each annual meeting and nominees to fill any board vacancies. The committee recommended to the board Messrs. Louie and Madden for re-election at the annual meeting. In connection with the committee's consideration of this year's nominees, Mr. Madden notified the committee that he intends to retire from his position as executive vice president and chief financial officer of Ingram Micro Inc. However, the committee determined that in light of his contribution to the board, he should be nominated for re-election to the board.

The committee leads the search for qualified director candidates by defining the experiential background and qualifications for individual director searches and engaging third party search firms to source potential candidates and coordinate the logistics of each search. The search firm of Heidrick & Struggles International, Inc. was selected for the search that led to the appointment of Mr. Gips in May 2004. The committee prepares, not less frequently than every three years, and submits to the board, for adoption by the board, a list of selection criteria to be used by the committee. The current board membership criteria can be found on the company's website (*www.mindspeed.com*). The committee will consider director candidates recommended by stockholders of the company pursuant to the company's procedures described under the caption "Other Matters — Stockholder Proposals." The selection criteria for director candidates include the following:

- Each director should be an individual of the highest character and integrity, have experience at or demonstrated understanding of strategy/policy-setting and reputation for working constructively with others.
- Each director should have sufficient time available to devote to the affairs of the company in order to carry out the responsibilities of a director.
- Each director should be free of any conflict of interest which would interfere with the proper performance of the responsibilities of a director. This excludes from consideration (i) officers of companies in direct or substantial competition with the company and (ii) major or potential major customers, suppliers or contractors.

The committee's charter is available on the company's investor relations website (*www.mindpseed.com*). The committee met four times during fiscal year 2004. All of the members of the committee are independent within the meaning of SEC regulations, applicable rules of The Nasdaq National Market and the company's board membership criteria.

Compensation and management development committee. The compensation and management development committee members are Messrs. Beall (chairman), Gips, Madden and Stead. The committee recommends to the board compensation and benefits for non-employee directors; reviews and approves, on an annual basis, the corporate goals and objectives with respect to compensation of the company's chief executive officer pursuant to the framework developed by the governance and board composition committee; determines salaries for all executive officers and reviews annually the salary plan for other executives in general management positions; reviews standard base pay, incentive compensation, deferred compensation and all stock-based plans and recommends changes in such plans as needed; reviews annually the performance of the company's chief executive officer and other senior executives, assists the board in developing and evaluating potential candidates for executive positions, oversees the development of executive succession plans; and prepares and publishes an annual executive compensation report in the proxy statement. The charter of the committee is available on the company's investor relations website (*www.mindspeed.com*). The committee met seven times in fiscal year 2004. All of the members of the committee are independent within the meaning of SEC regulations, applicable rules of The Nasdaq National Market and the company's board membership criteria.

Compensation committee interlocks and insider participation. No member of the compensation and management development committee during fiscal 2004 was a current or former officer or employee of the company. There are no compensation committee interlocks between the company and other entities involving the company's executive officers and board members who serve as executive officers or board members of such other entities.

Who is the chairman of the board?

Director Dwight Decker has served in this position since the company's spin-off and emergence as an independent publicly-traded company on June 27, 2003 and he continues to serve in this position.

How does the board determine which directors are considered independent?

Each year prior to the annual meeting, the board reviews and determines the independence of its directors. During this review, the board considers transactions and relationships between each director or any member of his or her immediate family and the company and its subsidiaries and affiliates. The board measures these transactions and relationships against the independence requirements of the SEC and The Nasdaq National Market. As a result of this review, the board affirmatively determined that the two directors nominated for election at the annual meeting, Messrs. Louie and Madden, are independent of the company and its management and that continuing directors, Messrs. Beall, Gips and Stead, are also independent of the company and its management.

How often did the board meet during fiscal year 2004?

The board met six times during fiscal year 2004. Each director is expected to attend each meeting of the board and of those committees on which he serves. No incumbent director attended less than 75% of all board and applicable committee meetings during fiscal year 2004. Mr. Gips was elected a director on May 6, 2004 and Mr. Eslambolchi resigned as a director effective July 1, 2004. The company intends to have meetings of the board later on the same day as the company's annual meetings, and when this schedule is followed, it is the policy of the board that directors are expected to attend the company's annual meetings. Other than Mr. Eslambolchi, all directors attended the annual meeting of stockholders on February 26, 2004.

DIRECTORS' COMPENSATION

How are directors compensated?

For board participation during fiscal year 2004, the company's non-employee directors each received annual base compensation of $30,000. They each also received committee participation compensation equal to $1,500 annually for each committee ($2,500 if serving as chairman of such committee) on which they served. In addition, each non-employee director received $1,000 per day for each board meeting (other than committee meetings) attended in person and $500 per day for each board meeting attended by telephone. The directors stock plan provides that upon initial election to the board, each non-employee director is granted an option to purchase 40,000 shares of the company's common stock at an exercise price per share equal to its fair market value on the date of grant. The options become exercisable in four equal installments on each of the first, second, third and fourth anniversaries of the date the options are granted. In addition, following completion of one year of service on the board, each non-employee director is thereafter granted an option to purchase 20,000 shares of the company's common stock following each annual meeting. Subsequent to the 2004 annual meeting, each non-employee director was granted an option to purchase 20,000 shares of the company's common stock. Mr. Gips received his initial grant upon his election in May 2004. Under the terms of the directors' deferred compensation plan, beginning with the 2004 tax year, a director may elect to defer all or part of the cash portion of directors' compensation until such time as shall be specified with interest on deferred amounts accruing quarterly at 120% of the federal long-term rate set each month by the Secretary of the Treasury. Each director also has the option each year to receive all or a portion of cash compensation due via shares or restricted shares valued at the closing price of the company's common stock on the date each payment would otherwise be made.

How do stockholders communicate with the board?

Stockholders and other parties interested in communicating directly with any individual director, including the chairman, the board as a whole, or with the non-management directors as a group may do so by writing to Corporate Secretary, Mindspeed Technologies, Inc., 4000 MacArthur Blvd., East Tower, Newport Beach, California, 92660. The company's corporate secretary reviews all such correspondence and regularly forwards to the board a summary of all such correspondence and copies of all correspondence that, in the opinion of the corporate secretary, deals with the functions of the board or its committees, or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the company that is addressed to members of the board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the company's internal audit department and handled in accordance with procedures established by the audit committee with respect to such matters.

REPORT OF THE AUDIT COMMITTEE

The following report of the audit committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the company specifically incorporates this report by reference therein.

The audit committee has furnished the following report on audit committee matters:

The audit committee assists the board in overseeing the accounting and financial reporting processes of the company and the audits of the financial statements of the company. The audit committee operates in accordance with a written charter which was adopted by the board; a copy of which was attached to last year's proxy statement and is available on the company's website *(www.mindspeed.com)*. Management is responsible for the preparation, presentation and integrity of the company's financial statements and the financial reporting process and internal controls. The independent registered public accounting firm is responsible for auditing the company's financial statements.

In this context, we met and held discussions throughout the year with management and the independent registered public accounting firm. Management and the independent registered public accounting firm represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. We also discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

We discussed with the independent registered public accounting firm such firm's independence from the company and its management, including the matters, if any, in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). We also considered whether the independent auditors' provision of audit and non-audit services to the company is compatible with maintaining the auditors' independence.

We discussed with the company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. We met with the internal auditors and independent registered public accounting firm to discuss the results of their examinations, the evaluations of the company's internal controls, disclosure controls and procedures and the overall quality and integrity of the company's financial reporting.

Based on the reviews and discussions referred to above, we have recommended to the board that the audited financial statements be included in the company's annual report on Form 10-K for the fiscal year ended September 30, 2004 and retained Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year ending September 30, 2005.

Audit Committee

Thomas A. Madden, *Chairman*
Donald R. Beall
Ming Louie
Jerre L. Stead

REPORT OF THE COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE ON EXECUTIVE COMPENSATION

The compensation and management development committee, among other things, approves and administers all elements of compensation for the company's executive officers. In this regard, the role of the committee is to oversee the company's compensation plans and policies, periodically review and approve all executive officers' compensation decisions and administer the company's stock plans (including reviewing and approving stock and stock option grants to executive officers). The committee's membership consists entirely of independent directors. The committee meets at scheduled times during the year, and it also considers and takes action by written consent. The committee's chairman reports on committee actions and recommendations at each board meeting. The company's human resources department supports the committee in its work and in some cases acts pursuant to delegated authority to fulfill various functions in administering the company's compensation programs. In addition, the committee has the authority to engage services of outside advisors, experts and others to assist the committee.

The committee has furnished the following report on executive compensation:

What is the company's compensation philosophy and what are its compensation objectives?

The committee has adopted a general compensation philosophy of "pay for performance" in which total cash compensation would vary with company performance. The committee believes that this philosophy is appropriate for the company as a high technology, semiconductor company. The committee's goal is to provide base salary and opportunity for annual incentives sufficient to provide total cash compensation at market competitive levels for both peer semiconductor and other U.S. high technology companies and to provide long-term incentives in the form of stock and/or stock option grants to its executives at market competitive levels for peer semiconductor companies.

Total annual compensation for the majority of the company's employees, including its executive officers, consists of the following:

- base salary; and
- an annual incentive compensation program that is related to growth in certain financial performance measures of the company or its stock price appreciation, and based on an individual bonus target for the performance period. The annual incentive from year to year, if paid, may be delivered in cash, stock, restricted stock or stock options.

Long-term incentive compensation is realized through the grant of stock options and, in some cases, stock awards or shares of restricted stock, to executive officers as well as employees under the 2003 long-term incentives plan.

In addition to encouraging stock ownership by granting stock options, stock grants and restricted stock, the company further encourages all of its employees to own the company's common stock through the company's employee stock purchase plans. The employee stock purchase plans allow participants to buy, at a discount to the market price, up to 1,000 shares of the company's common stock every six months, by setting aside up to 10% of their salary and bonuses, subject to certain limits.

How do you set executive compensation?

In setting the base salary and individual bonus target amount for executive officers, the committee reviews information relating to executive compensation of U.S.-based semiconductor and other high technology companies that are considered generally comparable to the company. The company's semiconductor industry peer group includes PMC Sierra Inc., Applied Micro Circuits Corporation, Vitesse Semiconductor Corp., Exar Corp. and Transwitch Corp. While there is no specific formula that is used to establish executive compensation in relation to this market data, executive officer base salary and incentive targets are generally set to be around the average salaries and bonuses paid for comparable jobs in the marketplace. However, if the company's business groups meet or exceed certain predetermined financial and non-financial goals, amounts paid under the company's performance-based incentive compensation programs may lead to total cash compensation levels that are higher than the average salaries for comparable jobs. The committee considers the total compensation, earned or potentially available, of the senior executives in establishing each component of compensation. In its review, the committee considers information regarding the company's industry and peer group, national surveys of other U.S. semiconductor and high technology companies, reports of independent compensation consultants, and performance judgments as to the past and expected future contributions of individual senior executives.

In early 2001, the company instituted a 10% salary reduction for officers and other executives at the level of vice president and above in recognition of the cost-cutting and business restructuring required by a cyclical downturn in the industry. This pay reduction was still in effect during fiscal 2004. In accordance with the company's compensation philosophy that total cash compensation should vary with company performance, this reduction is expected to remain in effect until the company achieves profitability as measured on a pro forma operating basis. In addition, as discussed below, a significant part of each executive officer's potential total cash compensation is dependent on the performance of the company as measured through its performance-based incentive compensation program. During fiscal year 2004, the company promoted Mr. Medrek to be the general manager for both the broadband internetworking systems group and the multiservice access group and gave him an appropriate raise, then reduced his new salary by 10%. After the deduction, Mr. Medrek is compensated slightly more than before his raise.

How does the company set performance-based compensation for its executive officers?

The company's annual executive incentive compensation plan for the executive officers, including the chief executive officer, is based on the overall financial performance of the company. In any given year, that performance is measured against the specific performance criteria adopted by the committee for use in that particular fiscal year. Performance criteria typically include revenue growth, operational profitability, and attainment of strategic business development goals. In addition, executive incentive compensation awards may be adjusted by an individual performance multiplier. The chief executive officer's annual incentive plan has the same components as the executive plan. This award may also be adjusted by the board based on individual performance. For all executives, the annual incentive award value is targeted at competitive market levels for peer semiconductor and other high technology companies.

What performance based compensation was paid to executive officers in fiscal year 2004?

Due to the company's restructuring plans and operating losses, no performance based incentive, other than a sales incentive bonus paid to Mr. Carroll as the head of worldwide sales, was paid to company executives, including the chief executive officer, for fiscal 2004. However, Mr. Medrek received a bonus in connection with his promotion to general manager over two operational groups within the company.

How are stock options and restricted stock used in the compensation plan of the company?

The company grants stock options under its 2003 long-term incentives plan to aid in the attraction and retention of employees and to align the interests of employees with those of the stockholders. Stock options have value for an employee only if the price of the company's stock increases above the fair market value on the grant date and the employee remains employed by the company for the period required for the stock option to be exercisable, thus providing an incentive to remain an employee. In addition, stock options directly link a portion of an employee's compensation to the interests of stockholders by providing an incentive to maximize stockholder value.

The company's 2003 long-term incentives plan may be used for making grants of incentive stock options, nonqualified stock options, restricted and unrestricted stock and stock appreciation rights to officers and other employees as a part of the company's executive performance review process. Annual stock option grants for executives are a key element of market-competitive total compensation. In fiscal year 2004, stock options for the executive officers were granted upon recommendation of management and approval of the committee. Individual grant amounts were based on internal factors such as relative job scope and contributions made during the past year, as well as a review of publicly available data on senior management compensation at peer and other comparable companies. In general, options are exercisable in 25% increments over a four-year period, first exercisable one year after the date of grant. In July 2004, the company made a general grant of stock options that vested 25% after one year and then $1/48^{th}$ per month thereafter.

The company granted 2,838,760 options to eligible employees during fiscal year 2004. Grants made to executive officers that expire on July 30, 2012 were awarded with an exercise price 10% higher than the fair market value on the date of grant.

How does the company intend to comply with Section 162(m) of the Internal Revenue Code?

Section 162(m) of the Internal Revenue Code of 1986 places a limit of $1 million on the amount of compensation that may be deducted by the company in any year with respect to each of the company's five most highly paid executive officers. Certain performance-based compensation that has been approved by stockholders is not subject to the deduction limit. The 2003 long-term incentives plan must be approved by the company's stockholders at the annual meeting in order to remain qualified, so that awards under the plan constitute performance-based compensation not subject to the deduction limit under Section 162(m). The committee and board have approved the submission of the 2003 long-term incentives plan for approval by the company's stockholders.

How is the chief executive officer's compensation tied to the company's performance?

The company's compensation program is designed to support the achievement of corporate and business objectives. Mr. Halim's base salary and incentive target are determined in the same manner as described above for all executive officers. In setting compensation levels for the chief executive officer, the compensation committee considers data reflecting comparative compensation information from other peer companies for the prior year. Mr. Halim's salary has remained unchanged at the $450,000 amount to which it had been reduced in fiscal year 2001 from his then salary of $500,000 as a result of the 10% reduction in the executive officers' salaries. Mr. Halim was granted options to purchase 150,000 shares of common stock. Mr. Halim did not receive a bonus.

Compensation and Management Development Committee

Donald R. Beall, *Chairman*
Donald L. Gips
Thomas A. Madden
Jerre L. Stead

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of September 30, 2004[1] about shares of the company's common stock that may be issued upon the exercise of options, warrants and rights granted under all of the company's existing equity compensation plans, including the company's 2003 long-term incentives plan, 2003 stock option plan, directors stock plan, 2003 employee stock purchase plan and 2003 non-qualified employee stock purchase plan.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders			
Stock plans	26,519,341	$2.27	3,408,666
Employee stock purchase plans			616,774(1)
Directors stock plan	340,000	$4.79	36,829(2)
Equity compensation plans not approved by stockholders(3)	—	—	—
Total	26,859,341	$2.30	4,062,269

(1) The 2003 employee stock purchase plan provides that the maximum number of shares under the plan is automatically increased on the first day of the fiscal year by an additional amount of 675,000 shares and the 2003 non-qualified employee stock purchase plan provides that the maximum number of shares under the plan is automatically increased on the first day of the fiscal year by an additional amount of 75,000 shares.

(2) The director's stock plan provides that the maximum number of shares under the director's stock plan is automatically increased on the first day of each fiscal year by an additional amount equal to the greater of 160,000 shares or 0.18% of the shares of the company's common stock outstanding on that date, subject to the board being authorized and empowered to select a smaller amount.

(3) The company's current equity compensation plans were approved by Conexant, as the sole stockholder of the company, prior to the spin-off of the company. We are seeking current stockholder approval of the 2003 long-term incentives plan at the annual meeting as described in proposal 3.

The outstanding stock options include options held by the company's employees to purchase an aggregate of approximately 15.8 million shares of the company's common stock, which are summarized in the following table (shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.14 – $1.39	1,621	6.2	$0.99	423	$0.97
1.44 – 2.29	5,080	4.8	1.81	4,963	1.80
2.34 – 2.73	5,892	6.6	2.56	2,815	2.47
2.81 – 4.41	2,565	7.3	3.42	349	4.05
4.46 – 16.98	633	7.6	7.61	34	8.25
0.14 – 16.98	15,791	6.1	2.50	8,584	2.10

[1] For presentation purposes, references made throughout this proxy statement to the year ended September 30, 2004 relate to the actual fiscal year ended October 1, 2004.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total stockholder return on the company's common stock against the cumulative total return of the Nasdaq U.S. Index and the Nasdaq Electronic Components Index. The graph assumes that $100 was invested on June 30, 2003, the first day of public trading of the company's common stock, in each of the company's common stock, the Nasdaq U.S. Index and the Nasdaq Electronic Components Index and that all dividends were reinvested. No cash dividends have been paid or declared on the company's common stock.

COMPARISON OF CUMULATIVE TOTAL RETURN*
AMONG MINDSPEED TECHNOLOGIES, INC., THE NASDAQ U.S. INDEX
AND THE NASDAQ ELECTRONIC COMPONENTS INDEX



DOLLARS
$250
$200
$150
$100
$50
$0
6/30/03
9/30/03
9/30/04
MINDSPEED TECHNOLOGIES, INC.
NASDAQ U.S. INDEX
NASDAQ ELECTRONIC COMPONENTS INDEX

* $100 invested on June 30, 2003 in stock or index — including reinvestment of dividends. Fiscal year ending September 30.

	Cumulative Total Return		
	June 30, 2003	September 30, 2003	September 30, 2004
		(Dollars)	
Mindspeed Technologies, Inc.	$100.00	$199.63	$ 74.07
Nasdaq U.S. Index	100.00	110.10	116.96
Nasdaq Electronic Components Index	100.00	121.52	102.52

EXECUTIVE OFFICERS

Set forth below is certain information concerning the executive officers of the company as of November 30, 2004:

Name	Age	Title
Raouf Y. Halim	44	Chief Executive Officer
Simon Biddiscombe	37	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
David W. Carroll	43	Senior Vice President, Worldwide Sales
Mojy C. Chian	47	Senior Vice President, TSS Engineering
Thomas J. Medrek	48	Senior Vice President and General Manager, Broadband Internetworking Systems and Multi-Service Access
Wayne K. Nesbit	43	Senior Vice President, Operations
Daryush Shamlou	41	Senior Vice President and General Manager, Transport Systems Solutions
Thomas A. Stites	49	Senior Vice President, Communications
Bradley W. Yates	46	Senior Vice President and Chief Administrative Officer

There are no family relationships among the individuals expected to serve as our directors or executive officers. Set forth below are the name, office and position held with the company and principal occupations and employment during the past five years of each of our executive officers. Biographical information on Mr. Halim is set forth previously in this proxy statement with the information on continuing directors.

Simon Biddiscombe has been our senior vice president, chief financial officer and treasurer since June 2003. He was elected secretary of the company at the end of April 2004. Mr. Biddiscombe served as vice president, finance and controller of the internet infrastructure business of Conexant from December 2000 to June 2003. He was senior vice president and chief financial officer from May 1999 to December 2000 and chief operating officer from May 2000 to December 2000 of Wyle Electronics (distributor of semiconductor products). He also served as manager and senior manager in the Silicon Valley technology accounting and audit practice of PricewaterhouseCoopers prior thereto. Mr. Biddiscombe received a B.A. (Hons) in business studies from the Polytechnic of Wales and is a chartered accountant from the United Kingdom.

David W. Carroll has been our senior vice president, worldwide sales since June 2003. Mr. Carroll served as vice president, worldwide sales of the internet infrastructure business of Conexant from February 2001 to June 2003. He was vice president, Americas sales of Conexant from January 1999 to February 2001 and executive director, Americas sales of Rockwell Semiconductor Systems from August 1998 to January 1999. He also served as area sales manager, United States Northwest of Rockwell Semiconductor Systems prior thereto. Mr. Carroll received an M.B.A. from the University of Southern California and a B.S. degree in mechanical engineering from San Diego State University.

Mojy C. Chian has been our senior vice president, core technologies since June 2003 and was promoted in November 2004 to senior vice president of engineering in transport systems solutions. Dr. Chian served as vice president, core technologies of the internet infrastructure business of Conexant from January 2001 to June 2003. He was vice president, design automation and IP infrastructure for Conexant from January 1999 to January 2001 and vice president, design automation and IP infrastructure of Rockwell Semiconductor Systems prior thereto. Prior to joining Rockwell, he spent 10 years with Harris Semiconductor (a semiconductor company now named Intersil Corporation), last as director of design systems. Dr. Chian was previously an adjunct professor at the Florida Institute of Technology, where he received a Ph.D., an M.S. and a B.S. in electrical engineering, as well as an M.S. in applied mathematics.

Thomas J. Medrek has been our senior vice president and general manager, broadband internetworking systems since June 2003 and was promoted in June 2004 to general manager of both broadband internetworking systems and multiservice access. Mr. Medrek served as vice president and general manager, broadband internetworking systems of the internet infrastructure business of Conexant from February 2001 to June 2003. He was vice president, marketing of broadband internetworking systems of Conexant from March 2000 to February 2001 and vice president, marketing of Maker Communications, Inc. (semiconductors) prior thereto. Mr. Medrek received an M.B.A. from Dartmouth and a B.S. in electrical engineering from Worcester Polytechnic Institute.

Wayne K. Nesbit has been our senior vice president, operations since June 2003. Mr. Nesbit served as senior vice president, operations of the internet infrastructure business of Conexant from January 2001 to June 2003. He was vice president and director, worldwide external technology of Motorola, Inc. (semiconductors) prior thereto. Mr. Nesbit received a B.S. in electrical engineering from Texas A&M University.

Daryush Shamlou has been our senior vice president and general manager, transport systems solutions since June 2003. Mr. Shamlou served as vice president and general manager, transport systems solutions of the internet infrastructure business of Conexant from January 2001 to June 2003. He was vice president of the VLSI engineering organization of Conexant's network access division from January 1999 to January 2001 and vice president of the VLSI engineering organization of Rockwell Semiconductor Systems' network access division prior thereto. Mr. Shamlou received an M.S. in electrical engineering from the Georgia Institute of Technology and a B.S. in electrical engineering from the University of Tennessee at Knoxville.

Thomas A. Stites has been our senior vice president, communications since June 2003. Mr. Stites served as senior vice president, communications of Conexant from December 1999 to June 2003. He served as vice president, communications of Advanced Micro Devices (semiconductors) prior thereto. Mr. Stites received a B.A. in journalism from the University of Colorado.

Bradley W. Yates has been our senior vice president and chief administrative officer since June 2003. Mr. Yates served as senior vice president, human resources of Conexant from January 2000 to June 2003. He was vice president, human resources of Siebel Systems, Inc. (software) from September 1999 to December 1999 and vice president, human resources of AT&T Wireless Services' Los Angeles Cellular partnership with Bell South Corporation prior thereto. Mr. Yates received an M.S. in strategic human resource management from the University of Dayton and a B.S. in business administration from San Diego State University.

EXECUTIVE COMPENSATION

The company began operations independent of Conexant on June 30, 2003, and did not pay any compensation to its executive officers for services rendered in all capacities to the company and its subsidiaries prior to that date. The information shown below reflects the annual and long-term compensation, from all sources, of the chief executive officer of the company and the other four most highly compensated executive officers of the company at September 30, 2004, as well as one former executive, for services rendered in all capacities to the company or to Conexant and its subsidiaries for the fiscal years noted. In many cases, the individuals listed below served Conexant and its subsidiaries in different capacities than those in which they serve the company. The individuals listed below are referred to as the "named executive officers."

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position With the Company(1)	Fiscal Year	Salary(2) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options(3) (#)	All Other Compensation(4) ($)
Raouf Y. Halim	2004	450,000	—	20,372	150,000	11,077
Chief Executive Officer	2003	467,308	—	36,714	478,748	18,692
	2002	450,000	—	21,669	160,929	18,000
Daryush Shamlou	2004	270,000	—	86,543(6)	105,000	6,646
Senior Vice President and General	2003	285,577	2,000(5)	123,496(6)	135,749	9,222
Manager, Transport Systems Solutions	2002	261,692	1,000(5)	12,549	84,040	10,384
Thomas J. Medrek	2004	253,557	150,000(7)	559	130,000	5,788
Senior Vice President and General	2003	237,116	—	2,040	135,749	9,226
Manager, Broadband Internetworking	2002	211,587	—	6,092	63,022	6,599
Systems and Multiservice Access						
Wayne K. Nesbit	2004	290,000	—	176,375(8)	50,000	—
Senior Vice President, Operations	2003	301,154	—	347,507(8)	135,749	—
	2002	290,038	—	3,851(8)	26,786	—
David W. Carroll	2004	247,500	138,263	12,470	50,000	6,092
Senior Vice President, Worldwide Sales	2003	257,020	127,280	13,708	144,687	8,758
	2002	239,971	63,432	7,663	51,846	8,055
Harry H. Davoody(9)	2004	300,000	—	91,805(11)	50,000	—
Former Senior Vice President and	2003	236,538	150,000(10)	67,783(11)	189,375	—
General Manager, Multiservice Access						

(1) The table reflects the positions held with the company at September 30, 2004. The named executive officers served Conexant and its subsidiaries in the following capacities during fiscal years 2002 and 2003 and the compensation reflected in the table for these years was paid by Conexant to the named executive officers in such capacities: Mr. Halim — senior vice president and chief executive officer, internet infrastructure business of Conexant (February 2002 — June 2003) and senior vice president and general manager, network access division of Conexant (January 1999 — February 2002); Mr. Shamlou — vice president and general manager, transport systems solutions of Conexant; Mr. Medrek — vice president and general manager, broadband internetworking systems of Conexant; Mr. Nesbit — senior vice president, operations, internet infrastructure business of Conexant; Mr. Carroll — vice president, worldwide sales, internet infrastructure business of Conexant; and Mr. Davoody — vice president and general manager, multiservice access of Conexant.

(2) Fiscal year 2003 included 27 pay periods, one more than the standard 26 pay period year. The named executive officers did not receive a salary increase and are still subject to a base salary reduction of 10%, which will be in effect until the company becomes profitable on a pro forma operating basis.

(3) References to "stock options" for fiscal years 2002 and 2003 relate to options for the company's common stock derived from adjustments to awards of options under Conexant's stock option plans made in connection with the company's spin-off from Conexant, pursuant to which options awarded under the Conexant plans were adjusted in part to become options

for the company's common stock. These options were assumed by the company and are now covered by the company's 2003 stock option plan. In addition, references to "stock options" for fiscal years 2003 and 2004 also relate to awards of options under the company's 2003 long-term incentives plan. The table does not include (i) options for shares of Skyworks resulting from adjustments to options awarded under the Conexant plans outstanding at the time of the spin-off and merger of Conexant's wireless communications business with Alpha Industries, Inc. to form Skyworks in June 2002 or (ii) options for Conexant shares resulting from adjustments to options awarded under the Conexant plans outstanding at the time of the company's spin-off from Conexant. In each transaction, the number of shares subject to, and the exercise prices of, such options were adjusted to preserve the aggregate intrinsic value of the options and to maintain the ratio of the exercise price to the fair market value of the underlying stock, immediately before and after the relevant transaction.

(4) Includes amounts for fiscal 2004 contributed or accrued for the named executive officers under the Conexant and company savings plans and the related supplemental savings plans, respectively, as follows: Mr. Halim — $3,758 and $7,319; Mr. Shamlou — $4,069 and $2,577; Mr. Medrek — $5,165 and $623; and Mr. Carroll — $6,092 and $0.

Includes amounts for fiscal 2003 contributed or accrued for the named executive officers under the Conexant and company savings plans and the related supplemental savings plans, respectively, as follows: Mr. Halim — $9,009 and $9,683; Mr. Shamlou — $7,148 and $2,074; Mr. Medrek — $8,411 and $815; and Mr. Carroll — $8,758 and $0.

Includes amounts for fiscal 2002 contributed or accrued for the named executive officers under the Conexant and company savings plans and the related supplemental savings plans, respectively, as follows: Mr. Halim — $3,348 and $14,652; Mr. Shamlou — $10,062 and $322; Mr. Medrek — $6,283 and $316; and Mr. Carroll — $8,055 and $0.

(5) Represents an invention award paid to Mr. Shamlou in recognition of his contribution towards an invention.

(6) Includes $78,817 for fiscal 2004 of income Mr. Shamlou received from forgiveness of a portion of a loan described under "Certain Relationships and Related Transactions". For fiscal 2003, includes $17,571 paid to Mr. Shamlou in lieu of vacation and $85,179 of income received from forgiveness of a portion of a loan described under "Certain Relationships and Related Transactions".

(7) Represents a bonus paid to Mr. Medrek in connection with his being named senior vice president and general manager of both the broadband internetworking systems and multiservice access business units.

(8) Includes $172,083 for fiscal 2004 and $327,549 for fiscal 2003 of income Mr. Nesbit received from forgiveness of a portion of a loan described under the caption "Certain Relationships and Related Transactions". For fiscal 2002, includes $656 paid in connection with the relocation of Mr. Nesbit's residence to Southern California upon his joining the company.

(9) Mr. Davoody joined the company in January 2003 and resigned effective September 2004. In connection with his resignation, the company agreed to make severance payments to Mr. Davoody for a period of 10 months at his then current salary rate of $5,769 per week and accrue an additional 80 hours of vacation as of September 30, 2004. In addition, the company agreed to permit Mr. Davoody to use an apartment the company rented for him through September 2004; pay any costs associated with terminating the apartment rental agreement; transfer title to Mr. Davoody for a vehicle purchased by the company for Mr. Davoody's use; continue to pay for Mr. Davoody's medical, dental, vision, life insurance and financial planning coverage until January 31, 2006; pay for the shipment of Mr. Davoody's personal goods to his home or new employment location; pay for temporary self storage of the relocated goods; and pay for coach airfare for Mr. Davoody and his spouse from Orange County, California to his home or new employment location.

(10) Represents a sign-on bonus paid to Mr. Davoody in connection with his joining the company.

(11) Includes $80,519 for fiscal 2004 and $66,428 for fiscal 2003 paid in connection with the relocation of Mr. Davoody's residence to Southern California upon his joining the company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The company has entered into change of control employment agreements with certain key executives, including Messrs. Halim, Biddiscombe, Carroll, Chian, Medrek, Nesbit, Shamlou, Stites, and Yates. Each employment agreement becomes effective upon a "change of control" of the company and provides for the continuing employment of the executive after the change of control on terms and conditions no less favorable than those in effect before the change of control. If the executive's employment is terminated by the company without "cause" or if the executive terminates his or her own employment for "good reason," as defined in the employment agreement, the executive is entitled to severance benefits equal to a multiple of his or her annual compensation, including bonus, and continuation of certain benefits for two years. The multiple is three for Mr. Halim and two for the other executives. The executives are entitled to an additional payment, if necessary, to make them whole as a result of any excise tax imposed on certain change of control payments, subject to some minor adjustments.

For the purposes of the employment agreements, a "change of control" is defined generally as:

- the acquisition by any individual, entity or group of beneficial ownership of 20% or more of either the then outstanding shares of the company's common stock or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors;
- a change in the composition of a majority of the board, which is not supported by the current board;
- a major corporate transaction, such as a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the company's assets, which results in a change in the majority of the board or of more than 60% of the company's stockholders; or
- approval by the company's stockholders of the complete liquidation or dissolution of the company.

In March 2001, Mr. Nesbit received a loan in the amount of $450,000 in connection with his relocation to southern California. The loan to Mr. Nesbit is forgivable over a four year period, with 75 percent of the loan having been forgiven as of January 2004 and 25 percent to be forgiven in January 2005, so long as Mr. Nesbit remains an employee. The highest aggregate amount outstanding under the loan during fiscal 2004 was $258,788 and the loan accrues interest at the rate of 5.01% per annum. As of November 30, 2004, there was $134,792 outstanding under the loan.

In January 2002, Mr. Shamlou received a loan in the amount of $100,000 as a retention incentive. The loan to Mr. Shamlou was forgivable over a two year period, with 50 percent of the loan having been forgiven in January 2003 and the remaining 50 percent having been forgiven in January 2004. The highest aggregate amount outstanding under the loan during fiscal 2004 was $52,807 and the loan accrues interest at the rate of 2.75% per annum. As of November 30, 2004, there were no amounts outstanding under the loan.

In connection with the spin-off of the company from Conexant, Conexant and the company entered into several agreements, including a lease and agreements relating to services to be provided by Conexant to the company and by the company to Conexant following the spin-off, the allocation of liabilities and obligations with respect to taxes, employee benefit plans and compensation arrangements, and other matters. At the time these agreements were negotiated and executed, certain of the company's directors and executive officers also served as directors and executive officers of Conexant. Mr. Decker is chairman of the board and chief executive officer of Conexant and Messrs. Stead and Beall are directors of Conexant.

In connection with the spin-off, the company entered into a credit agreement with Conexant, under which the company would have been allowed to borrow up to $50 million for working capital and other general corporate purposes. On December 8, 2004, the credit facility was terminated by mutual agreement upon the company's sale of $46 million of convertible notes due 2009.

In connection with the spin-off, the company issued to Conexant a warrant to purchase 30 million shares of the company's common stock at a price of $3.408 per share, exercisable for a period beginning one year and ending 10 years after the spin-off. Pursuant to a registration rights agreement between the company and

Conexant, the company has registered with the SEC the sale or resale of the warrants and the underlying shares of the company's common stock.

OPTION GRANTS IN LAST FISCAL YEAR

The following table shows further information on grants to the named executive officers of stock options pursuant to the company's stock option plans during the fiscal year ended September 30, 2004, which are reflected in the Summary Compensation Table above.

	Options Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (Shares)	Percentage of Total Options Granted to Mindspeed Employees in Fiscal 2004	Exercise Price (Per Share)	Expiration Date	5%	10%
Raouf Y. Halim	150,000(1)	5.28%	$3.5530	07/30/2012	$182,877	$505,619
Daryush Shamlou	55,000(1)	1.94%	$3.5530	07/30/2012	67,055	185,394
	50,000(2)	1.76%	$9.6500	01/30/2012	230,372	551,782
Thomas J. Medrek	55,000(1)	1.94%	$3.5530	07/30/2012	67,055	185,394
	75,000(3)	2.64%	$3.1000	07/16/2012	111,008	265,884
Wayne K. Nesbit	50,000(1)	1.76%	$3.5530	07/30/2012	60,959	168,540
David W. Carroll	50,000(1)	1.76%	$3.5530	07/30/2012	60,959	168,540
Harry H. Davoody(4) ..	50,000(2)	1.76%	$9.6500	01/30/2012	230,372	551,782

(1) Options granted on July 30, 2004 become exercisable as to 25% of the total number of option shares on the one year anniversary of the date of grant, and 1/48th of the total number of shares each month for the remaining 36 months thereafter. Options were granted as incentive stock options as follows: 21,875 to Mr. Halim; 39,345 to Mr. Shamlou; 37,854 to Mr. Medrek; 34,170 to Mr. Nesbit; and 38,615 to Mr. Carroll. The remaining options were granted as non-qualified stock options as follows: 128,125 to Mr. Halim; 15,655 to Mr. Shamlou; 17,146 to Mr. Medrek; 15,830 to Mr. Nesbit; and 11,385 to Mr. Carroll. These options were granted with an exercise price 10% higher than the fair market value on the date of grant.

(2) Options granted to Messrs. Shamlou and Davoody on January 30, 2004 become exercisable in two equal installments on each of the first two anniversaries of the date of grant. These options were granted as non-qualified stock options.

(3) Options granted to Mr. Medrek on July 16, 2004 become exercisable in four equal installments on each of the first four anniversaries of the date of grant. These options were granted as non-qualified stock options.

(4) Mr. Davoody resigned effective September 30, 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Shown below is information with respect to (i) exercises by the named executive officers during fiscal year 2004 of options to purchase the company's common stock granted under the company's 2003 long-term incentives plan or the 2003 stock option plan and (ii) the unexercised options to purchase the company's common stock granted to the named executive officers in fiscal year 2004 and prior years and held by them at September 30, 2004.

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options Held at September 30, 2004(1)		Value of Unexercised In-the-Money Options at September 30, 2004(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Raouf Y. Halim	—	—	1,518,027	509,061	$364,700	$141,702
Daryush Shamlou	—	—	282,580	229,164	53,941	28,340
Thomas J. Medrek	5,000	$19,353	232,757	246,841	42,944	28,578
Wayne K. Nesbit	—	—	94,585	178,610	9,446	28,340
David W. Carroll..........	—	—	228,632	169,241	48,871	35,616
Harry H. Davoody	—	—	47,343	192,032	24,745	74,238

(1) Includes options to purchase the company's common stock derived from adjustments to awards of options under Conexant's stock option plans made in connection with the company's spin-off from Conexant, pursuant to which options awarded under the Conexant plans were adjusted in part to become options for the company's common stock. These options were assumed by the company and are now covered by the company's 2003 stock option plan. Does not include (i) options to purchase shares of Skyworks resulting from adjustments to options awarded under the Conexant plans outstanding at the time of the spin-off and merger of Conexant's wireless communications business with Alpha Industries, Inc. to for Skyworks in June 2002 or (ii) options to purchase Conexant shares resulting from adjustments to options awarded under the Conexant plans outstanding at the time of the company's spin-off from Conexant. In each transaction, the number of shares subject to, and the exercise prices of, such options were adjusted to preserve the aggregate intrinsic value of the options and to maintain the ratio of the exercise price to the fair market value of the underlying stock, immediately before and after the relevant transaction.

(2) Based on the closing price of the company's common stock on The Nasdaq National Market on September 30, 2004 ($2.06).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP for professional services rendered for the audit of the company's annual financial statements for fiscal 2004, for the review of the company's quarterly financial statements for fiscal 2004 and for services normally provided in connection with statutory and regulatory filings were $319,389. The aggregate fees billed by Deloitte & Touche LLP for professional services rendered for the audit of the company's annual financial statements for fiscal 2003, for the review of the company's quarterly financial statements for fiscal 2003 and for certain work performed in connection with the company's spin-off from Conexant were $484,949. This includes amounts paid by Conexant on behalf of the company for periods prior to the company's spin-off.

Audit-Related Fees

No fees for audit-related work were billed to the company for fiscal 2004. The aggregate fees billed by Deloitte & Touche LLP for fiscal 2003 to the company for audit-related fees encompassing work performed in connection with the company's spin-off from Conexant and other items were $20,000.

Tax Fees

The aggregate fees billed by Deloitte & Touche LLP to the company for professional services rendered for tax compliance, tax advice and tax planning for fiscal 2004 were $37,211 and for fiscal 2003 were $546.

All Other Fees

There were no fees billed by Deloitte & Touche LLP to the company for fiscal 2004 or fiscal 2003 for any other services rendered to the company.

The audit committee's audit and non-audit services pre-approval policy provides for pre-approval of audit, audit-related, tax and all other services specifically described by the committee and individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy delegates to the chairman of the audit committee the authority to pre-approve non-audit services permitted by the Sarbanes-Oxley Act of 2002 up to a maximum for any one non-audit service of $25,000, provided that the chairman shall report any decisions to pre-approve such non-audit services to the full audit committee at its next regular meeting.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Did all directors and executive officers comply with Section 16(a) reporting requirements?

Based upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and executive officers complied during fiscal year 2004 with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

Stockholder Proposals

How may stockholders make proposals or director nominations for the 2006 annual meeting?

Stockholders interested in submitting a proposal for inclusion in the proxy statement for the 2006 annual meeting may do so by submitting the proposal in writing to the company's secretary at 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660. To be eligible for inclusion in our proxy statement, stockholder proposals must be received no later than September 23, 2005. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

The company's bylaws also establish an advance notice procedure with regard to nominations of persons for election to the board and stockholder proposals to be brought before an annual meeting. Stockholder proposals and nominations may not be brought before the 2006 annual meeting unless, among other things, the stockholder's submission contains certain information concerning the proposal or the nominee, as the case may be, and other information specified in the company's bylaws, and the stockholder's submission is received by the company no earlier than the close of business on October 27, 2005, and no later than November 27, 2005. Proposals or nominations not meeting these requirements will not be entertained at the 2006 annual meeting. Stockholders recommending candidates for consideration by the governance and board composition committee must provide the candidate's name, biographical data and qualifications. Any such recommendation should be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. These requirements are separate from, and in addition to, the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in the proxy statement. A copy of the full text of these bylaw provisions may be obtained on the company's website (*www.mindspeed.com*) or by writing to the company's secretary at the address above. In addition, stockholders submitting director nominations can review the company's current criteria for board nominees on the company's website.

If a stockholder submitting a proposal or nomination does not also comply with the requirements of Rule 14a-14 under the Securities Exchange Act of 1934, the company may exercise discretionary authority under proxies the company solicits to vote in accordance with the company's best judgment on any such proposal or nomination.

Proxy Solicitation Costs and Potential Savings

Who pays for the proxy solicitation costs?

The company will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy card, and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names, which are beneficially owned by others to forward to such beneficial owners. In addition, the company may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. One or more of telephone, email, telegram, facsimile or personal solicitation by the company's directors, officers or regular employees may supplement solicitation of proxies by mail. No additional compensation will be paid for such services. The company may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. The company's costs for such services, if retained, will not be material.

What is "householding" of proxy materials and can it save the company money?

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The company and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the company's secretary at the address mentioned above.

Annual Report on Form 10-K and Financial Statements

How will I receive the company's annual report?

The company has wrapped together the notice of the annual meeting, the chief executive officer's letter to stockholders, this proxy statement and the company's 2004 annual report on Form 10-K in one document. Additional exhibits to the Form 10-K not included in this mailing are available electronically at *www.sec.gov*. The company will also furnish desired exhibits upon written request and payment of a fee of 10 cents per page covering the company's duplicating costs. Written requests should be directed to the company's secretary at the address above. The company's 2004 annual report on Form 10-K (including exhibits thereto) and this proxy statement are also available on the company's website *(www.mindspeed.com)* under the investor relations section.

Code of Ethics

Does the company have a code of ethics and how may I obtain a copy?

The company has adopted a code of ethics entitled "Standards of Business Conduct," that applies to all employees, including its executive officers and directors. A copy of the standards of business conduct is posted on the company's website *(www.mindspeed.com)*. In addition, the company will provide to any person without charge a copy of the standards upon written request to the company's secretary at the address above. In the event that the company makes any amendment to, or grants any waiver from, a provision of the standards of business conduct that requires disclosure under applicable rules, the company intends to disclose such amendment or waiver and the reasons therefor as required by the SEC and The Nasdaq National Market and on the company's website.

Other Business

Will there be any other business conducted at the annual meeting?

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to the company will be voted in accordance with the recommendation of the board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

PROPOSAL 1 — ELECTION OF DIRECTORS

As mentioned above under the caption "Election of Directors," the board nominates Messrs. Louie and Madden for election to the board, each for a three year term expiring at the company's annual meeting in 2008. Unless marked otherwise, proxies received will be voted **FOR** the election of these two nominees, who currently serve as directors. If any such nominee for the office of director is unwilling or unable to serve as a nominee for the office of director at the time of the annual meeting, the proxies may be voted either for a substitute nominee designated by the proxy holders or by the board to fill such vacancy, or for the other nominee only, leaving a vacancy. The board has no reason to believe that either nominee will be unwilling or unable to serve if elected as a director.

The board recommends that stockholders vote "FOR" the election of Messrs. Louie and Madden as directors of the company expiring at the company's annual meeting in 2008.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed Deloitte & Touche LLP as the company's independent registered public accounting firm for fiscal year 2005. Services provided to the company and its subsidiaries by Deloitte & Touche LLP in fiscal year 2004 are described under the caption "Principal Accountant Fees and Services" above. Additional information regarding the audit committee is provided in the report of the audit committee above.

Representatives of Deloitte & Touche LLP will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

The board recommends that stockholders vote "FOR" ratification of the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for fiscal year 2005.

In the event stockholders do not ratify the appointment, the appointment will be reconsidered by the audit committee and the board.

PROPOSAL 3 — APPROVAL OF 2003 LONG-TERM INCENTIVES PLAN

General

The company's stockholders are being asked to act upon a proposal to approve the company's 2003 long-term incentives plan. Approval of the proposal requires the affirmative vote of the holders of a majority of the shares of the company's common stock present or represented and entitled to vote on this proposal at the annual meeting. Stockholders abstaining from voting on proposal 3 will be counted for purposes of determining a quorum, but will not be counted for any other purpose. Broker non-votes will not be considered as present or voting, and as such each will have no effect on the vote for this proposal.

The board approved the adoption of the 2003 long-term incentives plan in June 2003. The 2003 long-term incentives plan was approved by Conexant, as the company's sole stockholder prior to the spin-off transaction. The board has submitted the 2003 long-term incentives plan to the company's current stockholders in order to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended. Section 162(m) places a limit of $1 million on the amount of compensation that may be deducted by the company in any year with respect to the company's chief executive officer and each of the company's four other most highly paid executive officers. Approval of the stockholders subsequent to the spin is required in order to ensure that the 2003 long-term incentives plan will not be subject to the deduction limit. The company's objective and overall business plan is to ensure that all executive compensation be deductible by the company for federal income tax purposes to the extent possible. Furthermore, the board believes that the attraction and retention of high quality personnel are essential to the company's continued growth and success and that a long-term incentives plan such as the 2003 long-term incentives plan is necessary for the company to remain competitive in its compensation practices.

The 2003 long-term incentives plan reserves a maximum of 10 million shares of the company's common stock for grant, subject to adjustment in the event of a stock split, stock dividend, or other similar change in the company's common stock or capital structure of the company. Subject to the maximum number of shares available under the 2003 long-term incentives plan, no more than 6.5 million shares are available for awards of restricted stock, no more than 6.5 million shares are available for awards of unrestricted stock and common stock appreciation rights may be granted with respect to no more than 50,000 shares of the company's common stock. As of November 30, 2004, a total of 5,008,999 non-qualified stock options, 1,275,427 incentive stock options, 112,620 shares of restricted stock, zero shares of unrestricted stock and zero stock appreciation rights have been delivered. A total of 3,602,954 shares of the company's common stock remain available for grant under the 2003 long-term incentives plan.

If the stockholders do not approve the 2003 long-term incentives plan, the company may still issue shares under the plan, but they will not be exempt under Section 162(m) of the Internal Revenue Code.

The board of directors recommends a vote "FOR" approval of the 2003 long-term incentives plan.

A general description of the principal terms of the 2003 long-term incentives plan is set forth below. This description is qualified in its entirety by the terms of the 2003 long-term incentives plan, a copy of which is attached to this proxy statement as Appendix A and is incorporated herein by reference.

General Description

Purpose. The purpose of the 2003 long-term incentives plan is to provide incentive compensation to officers, executives and other employees, and prospective employees, contractors and consultants of the company and its subsidiaries; to attract and retain individuals of outstanding ability; and to align the interests of such persons with the interests of the company's stockholders.

Shares reserved for issuance under the 2003 long-term incentives plan. The 2003 long-term incentives plan reserves a maximum of 10 million shares of the company's common stock for grant, subject to adjustment in the event of a stock split, stock dividend, or other similar change in the company's common stock or capital structure of the company. Subject to the maximum number of shares available under the 2003 long-term incentives plan, no more than 6.5 million shares are available for awards of restricted stock, no more than 6.5 million shares are available for awards of unrestricted stock and stock appreciation rights may be granted with respect to no more than 50,000 shares of the company's common stock. Shares of the company's common stock with respect to the unexercised, undistributed or unearned portion of any terminated or forfeited award are available for further awards in addition to the shares of the company's common stock otherwise available. Additional rules for determining the number of shares of the company's common stock granted under the 2003 long-term incentives plan may be adopted as deemed necessary and appropriate. The company's common stock that may be delivered pursuant to an award under the 2003 long-term incentives plan may be treasury or authorized but unissued stock, or the company's common stock may be acquired, subsequently or in anticipation of the transaction, in the open market to satisfy the requirements of the 2003 long-term incentives plan.

Participant award limits. No single participant may receive, in any one calendar year, awards which, over any three-year period, exceed a per-year average of (i) options (whether non-qualified stock options or incentive stock options) with respect to 900,000 shares of the company's common stock, (ii) 250,000 shares of restricted stock or (iii) 250,000 shares of unrestricted stock, in each case subject to adjustment as previously described.

Administration. The 2003 long-term incentives plan is administered by the board's compensation and management development committee as it may be comprised from time to time or another committee of the board designated by the board to administer the 2003 long-term incentives plan. The members of the committee shall be designated by the board from among its members who are not eligible for awards under the long-term incentives plan. With respect to grants to officers and directors, the committee shall be constituted in such a manner as to satisfy applicable laws, including Rule 16b-3 promulgated under the Securities Exchange Act of 1934 and Section 162(m) of the Internal Revenue Code.

Subject to applicable laws, the committee has the authority, in its discretion, to select employees and non-employees to whom awards may be granted from time to time, to determine whether and to what extent awards are granted, to determine the number of shares of the company's common stock or the amount of other consideration to be covered by each award to approve award agreements for use under the 2003 long-term incentives plan, to determine the terms and conditions of any award (including the vesting schedule applicable to the award), to construe and interpret the terms of the 2003 long-term incentives plan and awards granted, to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and to take such other action not inconsistent with the terms of the 2003 long-term incentives plan as the committee deems appropriate.

The 2003 long-term incentives plan provides that no action of the board may, without approval of the company's stockholders, increase the number of shares with respect to which awards may be granted or reduce the exercise price below fair market value on the date of grant.

Participant. Participants in the 2003 long-term incentives plan may be employees or non-employees. Employees are generally defined to mean persons hired directly by the company or a subsidiary as a regular employee and who perform regular employment services directly for the company or a subsidiary. Employees do not include members of the board not otherwise employed by the company, independent contractors, or temporary employees. Non-employees means persons extended offers of employment who have not yet accepted the offer or persons performing consulting, contracting or other services for the company or a subsidiary, excluding members of the board. Currently, approximately 630 employees of the company and its subsidiaries are considered eligible participants and approximately 3,566 non-employees (as a result of the spin-off from Conexant).

Terms and conditions of awards. The 2003 long-term incentives plan provides for the grant of non-qualified stock options, incentive stock options, restricted stock, unrestricted stock, and stock appreciation rights (collectively referred to as "awards"). Stock options granted under the 2003 long-term incentives plan may be either incentive stock options under the provisions of Section 422 of the Internal Revenue Code, or non-qualified stock options. Non-qualified stock options may be granted to both employees and non-employees. Only employees will be eligible for awards of incentive stock options, restricted stock or unrestricted stock under the 2003 long-term incentives plan and only employees who are foreign nationals or employed outside the United States will be eligible for awards of stock appreciation rights under the 2003 long-term incentives plan.

Each award under the 2003 long-term incentives plan shall be evidenced by an award agreement. In the case of an option, the option shall be designated as either an incentive stock option or a non-qualified stock option. The aggregate fair market value of the shares of the company's common stock subject to incentive stock options which are exercisable by one person for the first time during a particular calendar year shall not exceed $100,000.

Each award agreement shall set forth the number of shares of the company's common stock subject to the award and shall include the terms set forth below and such other terms and conditions applicable to the award, as determined by the committee, not inconsistent with the terms of the 2003 long-term incentives plan. Award agreements must contain (a) a provision setting forth the conditions pursuant to which an award may be assigned or transferred; (b) provisions describing the treatment of an award in the event of termination of employment whether such termination be for retirement, disability, death, transfer, or for other termination, and a provision stating that in the event employment is terminated for cause that all awards granted shall immediately terminate and be forfeited; (c) a provision stating that a participant shall have no rights as a stockholder with respect to any the company's common stock covered by an award until the date the participant becomes the holder of record; (d) a provision requiring the withholding of applicable taxes required by law from all amounts paid in satisfaction of an award; (e) a provision stating whether or not an award will be treated as an incentive stock option; and (f) provisions stating performance conditions as determined by the committee. Notwithstanding the foregoing, such provisions may be modified to the extent deemed advisable by the committee in award agreements pertaining to non-employees providing consulting, contracting or other services to the company or a subsidiary.

Term. The term of any non-qualified stock option or incentive stock option award granted under the 2003 long-term incentives plan may not be for more than 10 years (or five years in the case of an incentive stock option granted to any participant who owns the company's common stock representing more than 10% of the combined voting power of the company or any parent or subsidiary of the company). No incentive stock option may be granted under the long-term incentives plan after June 27, 2013.

Exercise price. The 2003 long-term incentives plan authorizes the committee to grant incentive stock options and non-qualified stock options at an exercise price not less than 100% of the fair market value of the company's common stock on the date the option is granted (or 110%, in the case of an incentive stock option granted to any employee who owns the company's common stock representing more than 10% of the combined voting power of the company or any parent or subsidiary of the company). In the case of stock appreciation rights, the exercise price may not be reduced below fair market value as of the date of grant without stockholder approval. In the case of all other awards granted under the 2003 long-term incentives plan, the exercise or purchase price shall be determined by the committee. The exercise or purchase price is generally payable in cash, check, shares of restricted stock, shares of unrestricted the company's common stock or with respect to options, payment through a broker-dealer sale and remittance procedure.

Section 162(m) of the Internal Revenue Code. No single participant shall receive, in any one calendar year, awards which, over any three-year period, exceed a per-year average of (i) options with respect to 900,000 shares of stock, (ii) 250,000 shares of restricted stock, or (iii) 250,000 shares of unrestricted stock. The foregoing limitations shall be adjusted proportionately by the committee in connection with any change in the company's capitalization due to a stock split, stock dividend or similar event affecting the company's common stock and its determination shall be final, binding and conclusive. Under Internal Revenue Code Section 162(m) no deduction is allowed in any taxable year of the company for compensation in excess of $1 million paid to the company's chief executive officer and the four other most highly compensated officers of the company. An exception to this rule applies to compensation that is paid pursuant to a stock incentive plan approved by stockholders and that specifies, among other things, the maximum number of shares with respect to which options and stock appreciation rights may be granted to eligible participants under such plan during a specified period. Compensation paid pursuant to options or stock appreciation rights granted under such a plan and with an exercise price equal to the fair market value of the company's common stock on the date of grant is deemed to be inherently performance-based, since such awards provide value to participants only if the stock price appreciates. To the extent required by Section 162(m) of the Internal Revenue Code or the regulations thereunder, in applying the foregoing limitation, if any option or stock appreciation right is canceled, the cancelled award shall continue to count against the maximum number of shares of stock with respect to which an award may be granted to a participant. In order for restricted stock to qualify as performance-based compensation, the committee must establish a performance goal with respect to such award in writing not later than 90 days after the commencement of the services to which it relates and while the outcome is substantially uncertain. In addition, the performance goal must be stated in terms of an objective formula or standard.

Adjustment provisions. In the event of any change in or affecting the outstanding shares of the company's common stock by reasons of a stock dividend or split, recapitalization, reclassification, merger or consolidation (whether or not the company is a surviving corporation), reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, the board shall make or take such amendments to the 2003 long-term incentives plan and outstanding awards and award agreements and such adjustments and actions as it deems appropriate, in its sole discretion, under the circumstances, and its determination in that respect shall be final and binding. Such amendments, adjustments and actions may include, but are not limited to, changes in the number of shares of the company's common stock (or other securities) then remaining subject to the 2003 long-term incentives plan, and the maximum number of shares that may be delivered to any single participant pursuant to the 2003 long-term incentives plan, including those that are then covered by outstanding awards, or accelerating the vesting of outstanding awards. No fractional interests will be issued under the 2003 long-term incentives plan resulting from any adjustments. The committee shall make any further adjustments as it deems necessary to ensure equitable treatment of any holder of an award as the result of any transaction affecting the securities subject to the 2003 long-term incentives plan not previously described in this paragraph, or as is required or authorized under the terms of any applicable award agreement. The existence of the 2003 long-term incentives plan and the awards granted thereunder shall not affect or restrict in any way the right or power of the board or the stockholders of the company to make or authorize any adjustment, recapitalization, reorganization or other change in its capital structure or its business, any merger or consolidation of the company, any issue of bonds, debentures, preferred or prior preference the company's common stock or other securities ahead of or affecting the company's common stock or the rights thereof, the dissolution or liquidation of the company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

Amendment and termination of the 2003 long-term incentives plan. The board may at any time amend, suspend or discontinue the 2003 long-term incentives plan in whole or in part, provided, however, that no such action shall impair the right of any holder of an award without the holder's consent. The 2003 long-term incentives plan remains in effect until all awards granted under the 2003 long-term incentives plan have been exercised or terminated under the terms of the 2003 long-term incentives plan and applicable award agreements; provided that awards under the 2003 long-term incentives plan may only be granted within 10 years from the effective date of the 2003 long-term incentives plan. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we intend to obtain the company's common stockholder approval of any such amendment to the 2003 long-term incentives plan in such a manner and to such a degree as required.

Certain Federal Tax Consequences

The following summary of the federal income tax consequences of 2003 long-term incentives plan transactions is based upon federal income tax laws in effect on the date of this proxy statement. This summary does not purport to be complete, and does not discuss, state, local or non-U.S. tax consequences.

Non-qualified stock options. The grant of a non-qualified stock option under the 2003 long-term incentives plan will not result in any federal income tax consequences to the participant or to the company. Upon exercise of a non-qualified stock option, the participant is subject to income taxes at the rate applicable to ordinary compensation income on the difference between the option exercise price and the fair market value of the shares on the date of exercise. This income is subject to withholding for federal income and employment tax purposes. The company is entitled to an income tax deduction in the amount of the income recognized by the participant, subject to possible limitations imposed by Section 162(m) of the Internal Revenue Code and so long as the company withholds the appropriate taxes with respect to such income (if required) and the participant's total compensation is deemed reasonable in amount. Any gain or loss on the participant's subsequent disposition of the shares of stock will receive long or short-term capital gain or loss treatment, depending on whether the shares are held for more than one year following exercise. The company does not receive a tax deduction for any such gain.

Incentive stock options. The grant of an incentive stock option under the 2003 long-term incentives plan will not result in any federal income tax consequences to the participant or to the company. A participant recognizes no federal taxable income upon exercising an incentive stock option (subject to the alternative minimum tax rules discussed below), and the company receives no deduction at the time of exercise. The Internal Revenue Service has issued proposed regulations that would subject participants to withholding at the time participants exercise an incentive stock option for Social Security and Medicare taxes (but not income tax) based upon the excess of the fair market value of the shares on the date of exercise over the exercise price. These proposed regulations, if adopted, would be effective only for the exercise of an incentive stock option that occurs two years after the regulations are issued in final form. In the event of a disposition of the company's common stock acquired upon exercise of an incentive stock option, the tax consequences depend upon how long the participant has held the shares of stock. If the participant does not dispose of the shares within two years after the incentive stock option was granted, nor within one year after the incentive stock option was exercised, the participant will recognize a long-term capital gain (or loss) equal to the difference between the sale price of the shares and the exercise price. The company is not entitled to any deduction under these circumstances.

If the participant fails to satisfy either of the foregoing holding periods, he or she must recognize ordinary income in the year of the disposition (referred to as a "disqualifying disposition"). The amount of such ordinary income generally is the lesser of (i) the difference between the amount realized on the disposition and the exercise price or (ii) the difference between the fair market value of the stock on the exercise date and the exercise price. Any gain in excess of the amount taxed as ordinary income will be treated as a long or short-term capital gain, depending on whether the stock was held for more than one year. The company, in the year of the disqualifying disposition, is entitled to a deduction equal to the amount of ordinary income recognized by the participant, subject to possible limitations imposed by Section 162(m) of the Internal Revenue Code and so long as the company withholds the appropriate taxes with respect to such income (if required) and the participant's total compensation is deemed reasonable in amount.

The "spread" under an incentive stock option — i.e., the difference between the fair market value of the shares at exercise and the exercise price — is classified as an item of adjustment in the year of exercise for purposes of the alternative minimum tax. If a participant's alternative minimum tax liability exceeds such participant's regular income tax liability, the participant will owe the larger amount of taxes. In order to avoid the application of alternative minimum tax with respect to incentive stock options, the participant must sell the shares within the same calendar year in which the incentive stock options are exercised. However, such a sale of shares within the same year of exercise will constitute a disqualifying disposition, as described above.

Restricted common stock. The grant of restricted stock will subject the recipient to ordinary compensation income on the difference between the amount paid for such stock and the fair market value of the shares on the date that the restrictions lapse. This income is subject to withholding for federal income and employment tax purposes. The company is entitled to an income tax deduction in the amount of the ordinary income recognized by the recipient, subject to possible limitations imposed by Section 162(m) of the Internal Revenue Code and so long as the company withholds the appropriate taxes with respect to such income (if required) and the participant's total compensation is deemed reasonable in amount. Any gain or loss on the recipient's subsequent disposition of the shares will receive long or short-term capital gain or loss treatment depending on how long the stock has been held since the restrictions lapsed. The company does not receive a tax deduction for any such gain.

Recipients of restricted stock may make an election under Section 83(b) of the Internal Revenue Code to recognize as ordinary compensation income in the year that such restricted the company's common stock is granted, the amount equal to the spread between the amount paid for such the company's common stock and the fair market value on the date of the issuance of the stock. If such an election is made, the recipient recognizes no further amounts of compensation income upon the lapse of any restrictions and any gain or loss on subsequent disposition will be long or short-term capital gain to the recipient. The Section 83(b) election must be made within 30 days from the time the restricted the company's common stock is issued.

Stock appreciation rights. Recipients of stock appreciation rights generally should not recognize income until the stock appreciation right is exercised (assuming there is no ceiling on the value of the right). Upon exercise, the participant will normally recognize taxable ordinary income for federal income tax purposes equal to the amount of cash and fair market value the shares, if any, received upon such exercise. Participants who are employees will be subject to withholding for federal income and employment tax purposes with respect to income recognized upon exercise of a stock appreciation right. Participants will recognize gain upon the disposition of any shares received on exercise of a stock appreciation right equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long or short-term capital gain depending on whether the shares were held for more than one year.

The company will be entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the participant, subject to possible limitations imposed by Section 162(m) of the Internal Revenue Code and so long as the company withholds the appropriate taxes with respect to such income (if required) and the participant's total compensation is deemed reasonable in amount.

Dividends and dividend equivalents. Recipients of stock-based awards that earn dividends or dividend equivalents will recognize taxable ordinary income on any dividend payments received with respect to unvested and/or unexercised shares subject to such awards, which income is subject to withholding for federal income and employment tax purposes. The company is entitled to an income tax deduction in the amount of the income recognized by a participant, subject to possible limitations imposed by Section 162(m) of the Internal Revenue Code and so long as the company withholds the appropriate taxes with respect to such income (if required) and the individual's total compensation is deemed reasonable in amount.

New Plan Benefits

As of the date of this proxy statement, no executive officer, employee or director, and no associate of any executive officer or director, has been granted any options subject to stockholder approval of the 2003 long-term incentives plan. Existing option grants are described elsewhere in this proxy statement. The benefits to be received in the future by the company's directors, executive officers and employees pursuant to the 2003 long-term incentives plan are not determinable at this time. The closing market price for a share of the company's common stock as of January 7, 2004 was $2.35 per share.

PROPOSAL 4 — APPROVAL OF AMENDMENT TO 2003 LONG-TERM INCENTIVES PLAN

General

The company's stockholders are being asked to act upon a proposal to approve the amendment of the company's 2003 long-term incentives plan. The amendment provides for an increase in the number of shares of the company's common stock reserved for issuance under the 2003 long-term incentives plan by an additional 8 million shares, resulting in an aggregate of 18 million shares of the company's common stock being available under the 2003 long-term incentives plan. The amendment also provides that, subject to the maximum number of shares available under the plan, the number of shares available for restricted stock awards would increase from 6.5 million to 8 million and the number of shares available for unrestricted stock awards would increase from 6.5 million to 8 million. Approval of the proposal requires the affirmative vote of the holders of a majority of the shares of the company's common stock present or represented and entitled to vote on this proposal at the annual meeting. Stockholders abstaining from voting on proposal 4 will be counted for purposes of determining a quorum, but will not be counted for any other purpose. Broker non-votes will not be considered as present or voting, and as such each will have no effect on the vote for this proposal.

The board approved the adoption of the amendment in January 2005. Once the amendment is approved by the stockholders, the company will have an increased number of shares of the company's common stock available under the 2003 long-term incentives plan, which is consistent with the company's objective and consistent with its overall business plan. The board believes that the approval of the proposed amendment to the 2003 long-term incentives plan is essential to the company's continued success. The company is focused on building a culture of employee ownership, and equity awards are a key part of that culture. The company relies significantly on equity incentives to attract, motivate and retain board members and the executive, engineering, marketing, sales and other personnel necessary to successfully develop, introduce and support complex products under competitive market conditions. Every employee participates in the company's equity program. Equity incentives are a primary and critical component of the company's compensation mix because they allow the company to limit cash compensation, and instead use limited cash resources for necessary capital investments, research and development, marketing and other business development activities. The board believes that an increase in the number of shares of common stock available under the 2003 long-term incentives plan is necessary for the company to remain competitive in its compensation practices. The 2003 long-term incentives plan is designed to benefit both employees and other stockholders. Stockholders benefit because the company's employees are focused on long-term company success, and employees benefit because they get to share in the success they help create.

The 2003 long-term incentives plan currently reserves a maximum of 10 million shares of the company's common stock for delivery, subject to adjustment in the event of a stock split, stock dividend, or other similar change in the common stock or capital structure of the company. Subject to the maximum number of shares available under the 2003 long-term incentives plan, no more than 6.5 million shares shall be available for awards of restricted stock, no more than 6.5 million shares are available for awards of unrestricted stock and common stock appreciation rights may be granted with respect to no more than 50,000 shares of the company's common stock. As of November 30, 2004, a total of 5,008,999 shares are subject to non-qualified stock options, 1,275,427 shares are subject to incentive stock options, and 112,620 shares of restricted stock, zero shares of unrestricted stock, and zero stock appreciation rights have been delivered. A total of 3,602,954 shares of the company's common stock remain available under the 2003 long-term incentives plan.

If this proposal 4 is adopted, an additional 8 million shares of the company's common stock will be reserved for issuance under the 2003 long-term incentives plan (subject to adjustment in the event of a stock split, stock dividend or other similar change in the common stock or capital structure of the company), and, subject to the maximum number of shares available under the plan, the number of shares available for restricted stock awards will be increased from 6.5 million to 8 million and the number of shares available for unrestricted stock awards will be increased from 6.5 million to 8 million.

The board recommends a vote "FOR" approval of the amendment of the 2003 long-term incentives plan.

A general description of the principal terms of the 2003 long-term incentives plan is set forth above under proposal 3 and is qualified in its entirety by the terms of the 2003 long-term incentives plan, a copy of which is attached to this proxy statement as Appendix A and is incorporated herein by reference.

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MINDSPEED TECHNOLOGIES, INC.

2003 LONG-TERM INCENTIVES PLAN

Section 1: Purpose

The purpose of the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan (the "Plan") is to provide incentive compensation to officers, executives and other employees, and prospective employees, contractors and consultants of the Company and its Subsidiaries; to attract and retain individuals of outstanding ability; and to align the interests of such persons with the interests of the Company's shareholders.

Section 2: Definitions

The following terms, as used herein, shall have the meaning specified:

"Award" means an award granted pursuant to Section 4.

"Award Agreement" means a letter to a Participant, together with the terms and conditions applicable to an Award granted to the Participant, issued by the Company, as described in Section 6.

"Board of Directors" means the Board of Directors of the Company as it may be comprised from time to time.

"Code" means the Internal Revenue Code of 1986, and any successor statute, as it or they may be amended from time to time.

"Committee" means the Compensation and Management Development Committee of the Board of Directors as it may be comprised from time to time or another committee of the Board of Directors designated by the Board of Directors to administer the Plan.

"Company" means Mindspeed Technologies, Inc., a Delaware corporation, and any successor corporation.

"Conexant" means Conexant Systems, Inc., a Delaware corporation, and any successor corporation.

"Employee" means, subject to the exclusions set forth below, an individual who was hired (and advised that he or she was being hired) directly by the Company or a Subsidiary as a regular employee and who at the time of grant of an Award performs regular employment services directly for the Company or a Subsidiary, but shall not include (a) members of the Board of Directors who are not also employees of the Company or a Subsidiary or (b) any individuals who work, or who were hired to work, or who were advised that they work: (i) as independent contractors or employees of independent contractors; (ii) as temporary employees, regardless of the length of time that they work at the Company or a Subsidiary; (iii) through a temporary employment agency, job placement agency, or other third party; or (iv) as part of an employee leasing arrangement between the Company or a Subsidiary and any third party. For the purposes of the Plan, the exclusions described above shall remain in effect even if the described individual could otherwise be construed as an employee under any applicable common law.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Exchange Act" means the Securities Exchange Act of 1934, and any successor statute, as it may be amended from time to time.

"Executive Officer" means an Employee who is an executive officer of the Company as defined in Rule 3b-7 under the Exchange Act (or any successor provision).

"Fair Market Value" means the closing sale price of the Stock as reported on the American Stock Exchange or such other national securities exchange or automated inter-dealer quotation system on which the

Stock has been duly listed and approved for quotation and trading on the relevant date, or if no sale of the Stock is reported for such date, the next preceding day for which there is a reported sale.

"Incentive Stock Option" means an option to purchase Stock that is granted pursuant to Section 4(b) or pursuant to any other plan of the Company or a Subsidiary that complies with Code Section 422.

"Mindspeed Distribution Date" means the date on which Conexant completes the pro rata distribution of all outstanding Stock to Conexant shareowners.

"Non-Employee" means an individual who at the time of grant of an Award (a) has been extended an offer of employment with the Company or a Subsidiary but who has not yet accepted the offer and become an Employee, or (b) performs consulting, contracting or other services for the Company or a Subsidiary other than in a capacity as an Employee or who has been extended an offer to perform consulting, contracting or other services for the Company or a Subsidiary, but shall not include members of the Board of Directors.

"Non-Qualified Stock Option" shall have the meaning set forth in Section 4(a).

"Participant" means any Employee or Non-Employee who has been granted an Award pursuant to the Plan.

"Restricted Stock" shall have the meaning set forth in Section 4(c).

"SARs" shall have the meaning set forth in Section 4(e).

"Stock" means shares of common stock, par value $.01 per share, of the Company, or any security of the Company issued in substitution, exchange or lieu thereof.

"Subsidiary" means any corporation or other entity in which the Company, directly or indirectly, controls 50% or more of the total combined voting power of such corporation or other entity.

"Ten-Percent Shareholder" means any person who owns, directly or indirectly, on the relevant date, securities having ten percent (10%) or more of the combined voting power of all classes of the Company's securities or of its parent or subsidiaries. For purposes of applying the foregoing ten percent (10%) limitation, the rules of Code Section 424(d) shall apply.

"Unrestricted Stock" shall have the meaning set forth in Section 4(d).

Section 3: Eligibility

Persons eligible for Awards shall consist of Employees and Non-Employees whose performance or potential contribution, in the judgment of the Committee, will benefit the future success of the Company and/or a Subsidiary. Notwithstanding the foregoing, only Employees will be eligible for Awards of Incentive Stock Options, Restricted Stock and/or Unrestricted Stock under the Plan and only Employees who are foreign nationals or employed outside the United States will be eligible for Awards of SARs under the Plan.

Section 4: Awards

The Committee may grant any of the following types of Awards, either singly, in tandem or in combination with other types of Awards, as the Committee may in its sole discretion determine:

a. *Non-Qualified Stock Options.* A "Non-Qualified Stock Option" is an Award to an Employee or Non-Employee in the form of an option to purchase a specific number of shares of Stock exercisable at such time or times, and during such specified time not to exceed ten (10) years, as the Committee may determine, at a price not less than 100% of the Fair Market Value of the Stock on the date the option is granted.

(i) The purchase price of the Stock subject to the option may be paid in cash. At the discretion of the Committee, the purchase price may also be paid by the tender of Stock (the value of such Stock shall be its Fair Market Value on the date of exercise), or through a combination of Stock and cash, or through such other means as the Committee determines are consistent with the Plan's purpose and applicable law. No fractional shares of Stock will be issued or accepted.

(ii) Without limiting the foregoing, the Committee may permit Participants, either on a selective or aggregate basis, to simultaneously exercise options and sell the shares of Stock thereby acquired, pursuant to a brokerage or similar arrangement approved in advance by the Committee, and use the proceeds from such sale as payment of the purchase price of such Stock and any applicable withholding taxes.

b. *Incentive Stock Options.* An Incentive Stock Option is an Award to an Employee in the form of an option to purchase a specified number of shares of Stock that complies with the requirements of Code Section 422, which option shall, subject to the following provisions, be exercisable at such time or times, and during such specified time, as the Committee may determine.

(i) The aggregate Fair Market Value (determined at the time of the grant of the Award) of the shares of Stock subject to Incentive Stock Options which are exercisable by one person for the first time during a particular calendar year shall not exceed $100,000.

(ii) No Incentive Stock Option may be granted under the Plan after June 27, 2013.

(iii) No Incentive Stock Option may be exercisable more than:

(A) in the case of an Employee who is not a Ten-Percent Shareholder on the date the option is granted, ten (10) years after the date the option is granted, and

(B) in the case of an Employee who is a Ten-Percent Shareholder on the date the option is granted, five (5) years after the date the option is granted.

(iv) The exercise price of any Incentive Stock Option shall not be less than:

(A) in the case of an Employee who is not a Ten-Percent Shareholder on the date the option is granted, the Fair Market Value of the Stock subject to the option on such date; and

(B) in the case of an Employee who is a Ten-Percent Shareholder on the date the option is granted, 110% of the Fair Market Value of the Stock subject to the option on such date.

(v) The Committee may provide that the exercise price of an Incentive Stock Option may be paid by one or more of the methods available for paying the exercise price of a Non-Qualified Stock Option.

c. *Restricted Stock.* Restricted Stock is an Award of Stock that is issued to an Employee subject to restrictions on transfer and such other restrictions on incidents of ownership as the Committee may determine. Subject to such restrictions, a Participant as owner of shares of Restricted Stock shall have the rights of a holder of shares of Stock, except that the Committee may provide at the time of the Award that any dividends or other distributions paid on the Restricted Stock while subject to such restrictions shall be accumulated or reinvested in Stock and held subject to the same restrictions as the Restricted Stock and such other terms and conditions as the Committee shall determine. Shares of Restricted Stock shall be registered in the name of the Participant and, at the Company's sole discretion, (i) shall be held in book-entry form subject to the Company's instructions until the restrictions relating thereto lapse, or (ii) shall be evidenced by a certificate, which shall bear an appropriate restrictive legend, shall be subject to appropriate stop-transfer orders and shall be held in custody by the Company until the restrictions relating thereto lapse, and the Participant shall deliver to the Company a stock power endorsed in blank relating to the Restricted Stock.

d. *Unrestricted Stock.* Unrestricted Stock is an Award of Stock that is issued to an Employee without any restrictions, as the Committee in its sole discretion shall determine. A Participant shall not be required to make any payment for Unrestricted Stock. Upon receipt of shares of Unrestricted Stock, the Participant as owner of such shares shall have the rights of a holder of shares of Stock, including the right to vote the Unrestricted Stock and to receive dividends and distributions thereon.

e. *Stock Appreciation Rights (SARs).* A SAR is the right to receive a payment measured by the increase in the Fair Market Value of a specified number of shares of Stock from the date of grant of the SAR to the date on which the Employee exercises the SAR. The payment to which the Employee is entitled on exercise of a SAR may be in cash, in Stock valued at Fair Market Value on the date of exercise or partly in cash and partly in Stock, as the Committee may determine.

Section 5: Shares of Stock Available Under Plan

a. Subject to adjustment as set forth in Section 9, the maximum number of shares of Stock that may be delivered pursuant to the Plan shall be 10,000,000 (ten million). Subject to the maximum number of shares available under the Plan, no more than 6,500,000 (six million five hundred thousand) shares shall be available for Awards of Restricted Stock, no more than 6,500,000 (six million five hundred thousand) shares shall be available for Awards of Unrestricted Stock and SARs shall be granted with respect to no more than 50,000 (fifty thousand) shares of Stock. No single Participant shall receive, in any one calendar year, Awards which, over any three-year period, exceed a per-year average of (i) options (whether Non-Qualified Stock Options or Incentive Stock Options) with respect to 900,000 (nine hundred thousand) shares of Stock, (ii) 250,000 (two hundred fifty thousand) shares of Restricted Stock or (iii) 250,000 (two hundred fifty thousand) shares of Unrestricted Stock, in each case subject to adjustment as set forth in Section 9.

b. Shares of Stock with respect to the unexercised, undistributed or unearned portion of any terminated or forfeited Award shall be available for further Awards in addition to the shares of Stock available under Section 5(a). Additional rules for determining the number of shares of Stock granted under the Plan may be adopted by the Committee, as it deems necessary and appropriate.

c. The Stock that may be delivered pursuant to an Award under the Plan may be treasury or authorized but unissued Stock, or Stock may be acquired, subsequently or in anticipation of the transaction, in the open market to satisfy the requirements of the Plan.

Section 6: Award Agreements.

Each Award under the Plan shall be evidenced by an Award Agreement. Each Award Agreement shall set forth the number of shares of Stock subject to the Award and shall include the terms set forth below and such other terms and conditions applicable to the Award, as determined by the Committee, not inconsistent with the terms of the Plan. Notwithstanding the foregoing, the provisions of subsection (b) below may be modified to the extent deemed advisable by the Committee in Award Agreements pertaining to Non-Employees providing consulting, contracting or other services to the Company or a Subsidiary. In the event of any conflict between an Award Agreement and the Plan, the terms of the Plan shall govern.

a. *Assignability.* A provision setting forth the conditions pursuant to which an Award may be assigned or transferred.

b. *Termination of Employment.*

(i) A provision describing the treatment of an Award in the event of the Retirement, Disability, death or other termination of a Participant's employment with the Company or a Subsidiary, including, but not limited to, the definitions of Retirement and Disability and terms relating to the vesting, time for exercise, forfeiture or cancellation of an Award in such circumstances. Participants who terminate employment due to Retirement, Disability or death prior to the satisfaction of applicable conditions and restrictions associated with their Awards may be entitled to prorated Awards as and to the extent determined by the Committee.

(ii) A provision describing the treatment of an Award in the event of (A) a transfer of an Employee from the Company to a Subsidiary or an affiliate of the Company, whether or not incorporated, or vice versa, or from one Subsidiary or affiliate of the Company to another or (B) a leave of absence, duly authorized in writing by the Company.

(iii) A provision stating that in the event the Participant's employment is terminated for Cause (as defined in the Award Agreement), anything else in the Plan or Award Agreement to the contrary notwithstanding, all Awards granted to the Participant shall immediately terminate and be forfeited.

c. *Rights as a Shareholder.* A provision stating that a Participant shall have no rights as a shareholder with respect to any Stock covered by an Award until the date the Participant becomes the holder of record thereof. Except as provided in Section 9, no adjustment shall be made for dividends or other rights, unless the Award Agreement specifically requires such adjustment.

d. *Withholding.* A provision requiring the withholding of applicable taxes required by law from all amounts paid in satisfaction of an Award. A Participant may satisfy the withholding obligation by paying the amount of any taxes in cash or, with the approval of the Committee, shares of Stock may be delivered to the Company or deducted from the payment or, in accordance with Section 4(a)(ii), sold to satisfy the obligation in full or in part. If such tax withholding obligation is paid in shares of Stock, tax amounts shall be limited to the statutory minimum as required by law.

e. *Treatment of Options.* Each Award of an option shall state whether it will or will not be treated as an Incentive Stock Option.

f. *Performance Conditions.* The Committee may condition, or provide for the acceleration of, the exercisability or vesting of any Award upon such prerequisites as it, in its sole discretion, deems appropriate, including, but not limited to, achievement of specific objectives, whether absolute or relative to a peer group or index designated by the Committee, with respect to one or more measures of the performance of the Company and/or one or more Subsidiaries, including, but not limited to, earnings per share, revenue, net income (whether before or after extraordinary items), net operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), stock price and total shareholder return. Such performance objectives shall be determined in accordance with the Company's audited financial statements, to the extent applicable, and so that a third party having knowledge of the relevant facts could determine whether such performance objectives are met.

Section 7: Amendment and Termination

The Board of Directors may at any time amend, suspend or discontinue the Plan, in whole or in part, *provided, however,* that no such action shall be effective without the approval of the shareholders of the Company to the extent that such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan; and *provided, further,* that subject to Section 9, no such action shall impair the rights of any holder of an Award without the holder's consent. The Committee may at any time alter or amend any or all Awards and Award Agreements under the Plan to the extent permitted by law, except that, subject to the provisions of Section 9, no such alteration or amendment shall impair the rights of any holder of an Award without the holder's consent. Notwithstanding the foregoing, no such action may, without approval of the shareholders of the Company, increase the number of shares of Stock with respect to which Awards may be granted or reduce the exercise price of any Option or SAR below Fair Market Value on the date of grant.

Section 8: Administration

a. The Plan and all Awards shall be administered by the Committee. The members of the Committee shall be designated by the Board of Directors from among its members who are not eligible for Awards under the Plan.

b. Any member of the Committee who, at the time of any proposed grant of one or more Awards, is not a "Non-Employee Director" as defined in Rule 16b-3(b)(3)(i) under the Exchange Act (or any successor provision) shall abstain from and take no part in the Committee's action on the proposed grant.

c. The Committee and others to whom the Committee has delegated such duties shall keep a record of all their proceedings and actions and shall maintain all such books of account, records and other data as shall be necessary for the proper administration of the Plan.

d. The Company shall pay all reasonable expenses of administering the Plan, including, but not limited to, the payment of professional fees.

e. The Committee may appoint such accountants, counsel and other experts as it deems necessary or desirable in connection with the administration of the Plan. Subject to the express provisions of the Plan, the Committee may delegate to the officers or employees of the Company and its Subsidiaries the authority to execute and deliver such instruments and documents, to do all such acts and things, and to take all such other steps deemed necessary, advisable or convenient for the effective administration of the Plan in accordance with its terms and purpose.

f. The Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by employees who are foreign nationals or employed outside the U.S. Without limiting the foregoing, the Committee may authorize supplementary plans applicable to Employees subject to the tax laws of one or more countries other than the United States in order to provide for the grant of Non-Qualified Stock Options, Restricted Stock, Unrestricted Stock or SARs to such Employees on terms and conditions, consistent with the Plan, determined by the Committee which may differ from the terms and conditions of other Awards in those forms pursuant to the Plan for the purpose of complying with the conditions for qualification of Awards for favorable treatment under foreign tax laws.

g. Subject to the express provisions of the Plan, the Committee shall have the power (i) to implement (including the power to delegate such implementation to appropriate officers of the Company), interpret and construe the Plan and Awards and Award Agreements or other documents defining the rights and obligations of the Company and Participants hereunder and thereunder, (ii) to determine all questions arising hereunder and thereunder, and (iii) to adopt and amend such rules and regulations for the administration hereof and thereof as it may deem desirable. The interpretation and construction by the Committee of any provisions of the Plan or of any Award or Award Agreement shall be conclusive and binding. Any action taken by, or inaction of, the Committee relating to the Plan or any Award or Award Agreement shall be within the discretion of the Committee and shall be conclusive and binding upon all persons. Subject only to compliance with the express provisions hereof, the Committee may act in its discretion in matters related to the Plan and any and all Awards and Award Agreements. The Committee's determinations under the Plan need not be uniform and may be made by it selectively among Employees and Non-Employees who receive, or who are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated.

h. It is the intent of the Company that the Plan and Awards hereunder satisfy, and be interpreted in a manner that satisfy, in the case of Participants who are or may be Executive Officers, the applicable requirements of Rule 16b-3 under the Exchange Act, so that such persons will be entitled to the benefits of Rule 16b-3, or other exemptive rules under Section 16 of the Exchange Act, and will not be subjected to avoidable liability under Section 16(b) of the Exchange Act.

i. The Committee may delegate, and revoke the delegation of, all or any portion of its authority and powers under the Plan to the Chief Executive Officer of the Company, except that the Committee may not delegate any discretionary authority with respect to substantive decisions or functions regarding the Plan or Awards to the extent (i) related to Awards granted to Executive Officers, (ii) inconsistent with the intent expressed in Section 8(h) or (iii) prohibited by applicable law.

Section 9: Adjustment Provisions

a. In the event of any change in or affecting the outstanding shares of Stock by reason of a stock dividend or split, recapitalization, reclassification, merger or consolidation (whether or not the Company is a surviving corporation), reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, the Board of Directors shall make or take such amendments to the Plan and outstanding Awards and Award Agreements and such adjustments and actions hereunder and thereunder as it deems appropriate, in its sole discretion, under the circumstances, and its determination in that respect shall be final and binding. Such amendments, adjustments and actions may include, but are not limited to, changes in the number of shares of Stock (or other securities) then remaining subject to the Plan, and the maximum number of shares that may be delivered to any single Participant pursuant to the Plan, including those that are then covered by outstanding Awards, or accelerating the vesting of outstanding Awards. No fractional interests will be issued under the Plan resulting from any adjustments.

b. The Committee shall make any further adjustments as it deems necessary to ensure equitable treatment of any holder of an Award as the result of any transaction affecting the securities subject to the Plan not described in (a), or as is required or authorized under the terms of any applicable Award Agreement.

c. The existence of the Plan and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Board of Directors or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in its capital structure or its business, any merger or consolidation of the Company, any issue of bonds, debentures, preferred or prior preference stock or other securities ahead of or affecting the Stock or the rights thereof, the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

Section 10: Miscellaneous

a. *Other Payments or Awards.* Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company or a Subsidiary from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

b. *Payments to Other Persons.* If payments are legally required to be made to any person other than the person to whom any amount is made available under the Plan, payments shall be made accordingly. Any such payment shall be a complete discharge of the liability hereunder.

c. *Unfunded Plan.* The Plan shall be unfunded. No provision of the Plan or any Award or Award Agreement shall require the Company or a Subsidiary, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company or a Subsidiary maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company or a Subsidiary, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees or consultants, as applicable, under generally applicable law.

d. *Limits of Liability.* Any liability of the Company or a Subsidiary to any Participant with respect to an Award shall be based solely upon contractual obligations created by the Plan and the Award Agreement. Neither the Company or its Subsidiaries, nor any member of the Board of Directors or of the Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken, or not taken, in good faith under the Plan.

e. *Rights of Employees and Non-Employees.* Status as an eligible Employee or Non-Employee shall not be construed as a commitment that any Award shall be made under the Plan to such eligible Employee or Non-Employee or to eligible Employees or Non-Employees generally. Nothing contained in the Plan or in any Award Agreement shall confer upon any Employee or Non-Employee any right to continue in the employ or other service of or, in the case of prospective employees, contractors or consultants, become employed by or render service to the Company or a Subsidiary or constitute any contract or limit in any way the right of the Company or a Subsidiary to change such person's compensation or other benefits or, in the case of prospective employees, contractors or consultants, prospective compensation or benefits or to terminate the employment or other service or, in the case of prospective employees, contractors or consultants, withdraw an offer of employment or offer to retain such person with or without cause.

f. *Section Headings.* The section headings contained herein are for the purpose of convenience only, and in the event of any conflict, the text of the Plan, rather than the section headings, shall control.

g. *Gender, Etc.* In interpreting the Plan, the masculine gender shall include the feminine, the neuter gender shall include the masculine or feminine, and the singular shall include the plural unless the context clearly indicates otherwise.

h. *Invalidity.* If any term or provision contained herein or in any Award Agreement shall to any extent be invalid or unenforceable, such term or provision, to the extent practicable, will be reformed so that it is valid and as consistent as possible with the original provisions hereof, and such invalidity or unenforceability shall not affect any other provision or part thereof.

i. *Applicable Law.* The Plan, the Award Agreements and all actions taken hereunder or thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflict of law principles thereof.

j. *Compliance with Laws.* Notwithstanding anything contained herein or in any Award Agreement to the contrary, the Company shall not be required to sell or deliver shares of Stock or other securities hereunder or thereunder if the sale or delivery thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or interdealer quotation system, and as a condition of any sale or delivery the Company may require such agreements or undertakings, if any, as the Company may deem necessary or advisable in its discretion to assure compliance with any such law or regulation.

k. *Effective Date and Term.* The Plan was adopted by the Board of Directors of the Company and shall be submitted to the sole shareholder of the Company, and if approved, shall be effective as of the Mindspeed Distribution Date. The Plan shall remain in effect until all Awards granted under the Plan have been exercised or terminated under the terms of the Plan and applicable Award Agreements, provided that Awards under the Plan may only be granted within ten (10) years from the effective date of the Plan.

l. *Awards for Compensation Purposes Only.* The Plan is not intended to constitute an "employee benefit plan" within the meaning of Section 3(3) of ERISA.

MINDSPEED TECHNOLOGIES, INC.
2003 LONG-TERM INCENTIVES PLAN
STOCK OPTION AGREEMENT
TERMS AND CONDITIONS

Section 1: Definitions

Capitalized terms used and not defined herein shall have the respective meanings assigned to such terms in the Plan. As used in these Stock Options Terms and Conditions, the following words and phrases shall have the respective meanings ascribed to them below unless the context in which any of them is used clearly indicates a contrary meaning:

a. **Award Agreement:** These Stock Options Terms and Conditions together with the Grant Letter.

b. **Cause:** (i) A felony conviction of a Participant; (ii) the commission by a Participant of an act of fraud or embezzlement against the Company and/or a Subsidiary; (iii) willful misconduct or gross negligence materially detrimental to the Company and/or a Subsidiary; (iv) the Participant's continued failure to implement reasonable requests or directions received in the course of his or her employment; (v) the Participant's wrongful dissemination or use of confidential or proprietary information; or (vi) the intentional and habitual neglect by the Participant of his or her duties to the Company and/or a Subsidiary.

c. **Disability:** Permanent and total disability within the meaning of the Company's long-term disability plan, as it may be amended from time to time, or, if there is no such plan, as determined by the Committee.

d. **Grant Letter:** The letter from the Company granting the stock option or stock options to the Employee or Non-Employee.

e. **IVR:** Integrated Voice Response system that is used to facilitate stock option transactions.

f. **Mellon:** Mellon Investor Services LLC, the stock option administrator whom the Company has engaged to administer and process all stock option exercises.

g. **Mindspeed:** Mindspeed Technologies, Inc., a Delaware corporation.

h. **Options:** The stock option or stock options listed in the first paragraph of the Grant Letter and which together with the Stock Options Terms and Conditions constitutes the Award Agreement.

i. **Option Shares:** The shares of Mindspeed Common Stock issuable or transferable on exercise of the Options.

j. **Plan:** Mindspeed's 2003 Long-Term Incentives Plan, as such Plan may be amended and in effect at the relevant time.

k. **Retirement:** Retirement at or after age 62 or, with the advance consent of the Committee, before age 62 but at or after age 55.

l. **Web:** Mellon Employee ServiceDirect System that is used to facilitate stock option transactions and is accessible through Mindspeed MyNet.

Section 2: When Options May be Exercised

The Options are vested and may be exercised in accordance with the schedule included in the Grant Letter, provided that:

a. if you die while an employee of Mindspeed, your estate, or any person who acquires the Options by bequest or inheritance, may exercise all the Options not theretofore exercised, within (and only within) the period beginning on your date of death (even if you die before you have become entitled to exercise all or any part of the Options) and ending three (3) years thereafter;

b. if your employment by Mindspeed terminates other than by death, then:

(i) if your employment by Mindspeed is terminated for Cause, the Options shall expire forthwith upon your termination and may not be exercised thereafter; and

(ii) if your employment by Mindspeed terminates for any reason (including Retirement or Disability) not specified in subparagraph (a) or in clause (i) of this subparagraph (b), you (or if you die after your termination date, your estate or any person who acquires the Options by bequest or inheritance) may thereafter exercise the Options within (and only within) the period ending three (3) months after your termination date, but only to the extent they were exercisable on your termination date, it being understood that neither (i) your transfer from Mindspeed to a Subsidiary or affiliate of Mindspeed, whether or not incorporated, or vice versa, or from one Subsidiary or affiliate of Mindspeed to another, nor (ii) a leave of absence duly authorized in writing by Mindspeed, shall be deemed a termination of employment; and

c. the beginning exercise date of any unexercisable Options will be delayed for the length of time during which you are on an unpaid leave of absence duly authorized in writing by Mindspeed that exceeds six months.

The Committee may, in its discretion, extend the period during which Options may be exercised beyond the period set forth in subparagraphs (a) and (b)(ii) above, but in no event shall the provisions of the foregoing subparagraphs (a) or (b)(ii) extend to a date more than eight (8) years after the date of the grant, the period during which the Options may be exercised.

Section 3: Exercise Procedure

a. To exercise all or any part of the Options, you (or after your death, your estate or any person who has acquired the Options by bequest or inheritance) must contact the administrator, Mellon, by using the IVR or Web system as follows:

(i) contact Mellon and follow the instructions provided (or contact Mellon using a rotary phone and speak to a customer service representative);

(ii) confirm the Option transaction through the IVR or Web system by receiving a confirmation number;

(iii) at any time you may speak to a customer service representative for assistance;

(iv) full payment of the exercise price for the Option Shares to be purchased on exercise of the Options may be made by:

- check; or
- in shares of Stock; or
- in a combination of check and shares of Stock; and

(v) in the case of any person other than you seeking to exercise the Options, such documents as Mellon or the Secretary of Mindspeed shall require to establish to their satisfaction that the person seeking to exercise the Options is entitled to do so.

b. An exercise of the whole or any part of the Options shall be effective:

(i) if you elect (or after your death, the person entitled to exercise the Options elects) to pay the exercise price for the Option Shares entirely by check, (1) upon confirmation of your transaction by using the IVR or Web system and full payment of the exercise price and withholding taxes (if applicable) being received by Mellon within twenty one (21) business days following the confirmation; and (2) receipt of any documents required pursuant to Section 3(a)(v); and

(ii) if you elect (or after your death, the person entitled to exercise the Options elects) to pay the exercise price of the Option Shares in shares of Stock or in a combination of shares of Stock and check, (1) upon confirmation of your transaction by using the IVR or Web system and full payment of the exercise price (as defined in Section 3(d)(i)) and withholding taxes (if applicable) being received by Mellon within twenty one (21) business days following the confirmation; and (2) receipt of any documents required pursuant to Section 3(a)(v).

c. If you choose (or after your death, the person entitled to exercise the Options chooses) to pay the exercise price for the Option Shares to be purchased on exercise of any of the Options entirely by check, payment must be made by:

- delivering to Mellon a check in the full amount of the exercise price for those Option Shares; or
- arranging with a stockbroker, bank or other financial institution to deliver to Mellon full payment, by check or (if prior arrangements are made with Mellon) by wire transfer, of the exercise price of those Option Shares.

In either event, in accordance with Section 3(e), full payment of the exercise price for the Option Shares purchased must be made within twenty one (21) business days after the exercise has been conducted and confirmed through the IVR or Web system.

d. (i) If you choose (or after your death, the person entitled to exercise the Options chooses) to use already-owned Stock to pay all or part of the exercise price for the Option Shares to be purchased on exercise of any of the Options, you (or after your death, the person entitled to exercise the Options) must deliver to Mellon one or more certificates (and executed stock powers), or authorize the book-entry transfer to Mindspeed of shares of Stock, representing:

- at least the number of shares of Stock whose value, based on the closing price of the Stock reported on Amex on the day you exercised your Options through the IVR or Web system, equals the exercise price for those Option Shares; or
- any lesser number of shares of Stock you desire (or after your death, the person entitled to exercise the Options desires) to use to pay the exercise price for those Option Shares and a check in the amount of such exercise price less the value of the Stock delivered, based on the closing price of the Stock reported on Amex on the day you exercised your Options through the IVR or Web system.

(ii) Mellon will advise you (or any other person who, being entitled to do so, exercises the Options) of the exact number of shares of Stock, valued in accordance with Section 4 of the Plan at the closing price reported on Amex on the effective date of exercise under Section 3(b)(ii), and any funds required to pay in full the exercise price for the Option Shares purchased. In accordance with Section 3(e), you (or such other person) must pay, by check, in shares of Stock or in a combination of check and shares of Stock, any balance required to pay in full the exercise price of the Option Shares purchased within twenty one (21) business days following the confirmation of such exercise of the Options under Section 3(b)(ii).

(iii) Notwithstanding any other provision of the Award Agreement, the Secretary of Mindspeed may limit the number, frequency or volume of successive exercises of any of the Options in which payment is made, in whole or in part, by delivery of shares of Stock pursuant to this subparagraph (d) to prevent unreasonable pyramiding of such exercises.

e. An exercise conducted and confirmed through the IVR or Web system, whether or not full payment of the exercise price for the Option Shares is received by Mellon, shall constitute a binding contractual obligation by you (or the other person entitled to exercise the Options) to proceed with and complete that exercise of the Options (but only so long as you continue, or the other person entitled to exercise the Options continues, to be entitled to exercise the Options on that date). By your acceptance of this Award Agreement, you agree (for yourself and on behalf of any other person who becomes entitled to exercise the Options) to deliver or cause to be delivered to Mellon any balance of the exercise price for the Option Shares to be purchased upon the exercise pursuant to the transaction conducted through the IVR or Web system required to pay in full the exercise price for those Option Shares, that payment being by check, wire transfer, in shares of Stock or in a combination of check and shares of Stock, on or before the twenty-first (21st) business day after the date on which you confirm the transaction through the IVR or Web system. If such payment is not made, you (for yourself and on behalf of any other person who becomes entitled to exercise the Options) authorize Mindspeed, in its discretion, to set off against salary payments or other amounts due or which may become due you (or the other person entitled to exercise the Options) any balance of the exercise price for those Option Shares remaining unpaid thereafter.

f. A book-entry statement representing the number of Option Shares purchased will be issued as soon as practicable (i) after Mellon has received full payment therefor or (ii) at Mindspeed's or Mellon's election in their sole discretion, after Mindspeed or Mellon has received (x) full payment of the exercise price of those Option Shares and (y) any reimbursement in respect of withholding taxes due pursuant to Section 5.

Section 4: Transferability

No Options or portion thereof shall be transferable by you otherwise than (i) by will or by laws of descent and distribution, (ii) by gift to members of your immediate family, (iii) to a trust established for the benefit of your immediate family members only, (iv) to a partnership in which your immediate family members are the only partners or (v) as otherwise determined by the Committee. For purposes of the Plan, "immediate family" shall mean your spouse and natural, adopted or step-children and grandchildren. Notwithstanding any transfer of an Option or portion thereof, the transferred Option shall continue to be subject to the Plan and Award Agreement as were applicable to you immediately prior to the transfer, as if the Option had not been transferred.

Section 5: Withholding

Mindspeed or Mellon shall have the right, in connection with the exercise of the Options in whole or in part, to deduct from any payment to be made by Mindspeed or Mellon under the Plan an amount equal to the taxes required to be withheld by law with respect to such exercise or to require you (or any other person entitled to exercise the Options) to pay to it an amount sufficient to provide for any such taxes so required to be withheld. By your acceptance of this Award Agreement, you agree (for yourself and on behalf of any other person who becomes entitled to exercise the Options) that if Mindspeed or Mellon elects to require you (or such other person) to remit an amount sufficient to pay such withholding taxes, you (or such other person) must remit that amount within twenty one (21) business days after the confirmation of the Option exercise (Section 3(a)(ii)). If such payment is not made, Mindspeed, in its discretion, shall have the same right of set-off with respect to payment of the withholding taxes in connection with the exercise of the Option as provided under Section 3(e) with respect to payment of the exercise price.

Section 6: Rights as Shareholder

You will not have any rights as a shareholder with respect to any Option Shares unless and until you become the holder of such Option Shares on the books and records of Mindspeed.

Section 7: Headings

The section headings contained in these Stock Options Terms and Conditions are solely for the purpose of reference, are not part of the agreement of the parties and shall in no way affect the meaning or interpretation of this Award Agreement.

Section 8: References

All references in these Stock Options Terms and Conditions to sections, paragraphs, subparagraphs or clauses shall be deemed to be references to sections, paragraphs, subparagraphs and clauses of these Stock Options Terms and Conditions unless otherwise specifically provided.

Section 9: Amendment and Termination

I understand that Mindspeed has reserved the right to amend or terminate the Plan at any time, and that the grant of an Option in one year or at one time does not in any way obligate Mindspeed or its affiliates to make a grant in any future year or in any given amount. I acknowledge and understand that the grant is wholly discretionary in nature and is not to be considered part of any normal or expected compensation that is or would be subject to severance, resignation, redundancy or similar pay, other than to the extent required by local law.

Section 10: Entire Agreement

This Award Agreement and the Plan embody the entire agreement and understanding between Mindspeed and you with respect to the Options, and there are no representations, promises, covenants, agreements or understandings with respect to the Options other than those expressly set forth in this Award Agreement and the Plan.

Section 11: Applicable Laws and Regulations

This Award Agreement and Mindspeed's obligation to issue Option Shares hereunder are governed by the laws of the State of Delaware, without regard to its conflicts of laws principles, and the Federal law of the United States.

MINDSPEED TECHNOLOGIES, INC.
2003 LONG-TERM INCENTIVES PLAN
RESTRICTED STOCK AWARD
TERMS AND CONDITIONS

In accordance with a determination of the Board of Directors of Mindspeed Technologies, Inc., you have been awarded Restricted Stock pursuant to the Company's 2003 Long-Term Incentives Plan (the "Plan"). Capitalized terms used herein but not otherwise defined shall have the meanings assigned to such terms in the Plan.

The Restricted Stock has been granted to you upon the following terms and conditions:

Section 1: Earning of Restricted Stock

You shall be deemed to have earned the Restricted Stock subject to this Agreement on the earlier of:

a. the vesting provisions as established in your Grant Letter; or

b. your death or Disability (as defined in Section 10).

Section 2: Retention of Certificates for Restricted Stock and Dividends

To facilitate implementation of the provisions of this Agreement, certificates for the Restricted Stock and any dividends or distributions thereon or in respect thereof ("Dividends"), whether in cash or otherwise (including but not limited to additional shares of Stock, other securities of the Company or securities of another entity, any such shares or other securities being collectively referred to herein as "Stock Dividends") shall be delivered to and held by the Company, or shall be held in book-entry form subject to the Company's instructions, until you shall have earned the Restricted Stock in accordance with the provisions of paragraph 1, provided that unless you shall have earlier earned the Restricted Stock, the Restricted Stock will not be issued, and no dividends will be paid or distributions made thereon prior to thirty days after your hire date. Additionally, you agree to provide such other documents appropriate to effectuate the purpose and intent of this Agreement as the Company may reasonably request from time to time.

Section 3: Voting Rights

Notwithstanding the retention by the Company of certificates (or the right to give instructions with respect to shares held in book-entry form) for the Restricted Stock and any Stock Dividends, you shall be entitled to vote the Restricted Stock and any Stock Dividends held by the Company in accordance with paragraph 2, unless and until such shares have been forfeited in accordance with paragraph 5.

Section 4: Delivery of Earned Restricted Stock

As promptly as practicable after you shall have been deemed to have earned the Restricted Stock in accordance with paragraph 1, the Company shall deliver to you (or in the event of your death, to your estate or any person who acquires your interest in the Restricted Stock by bequest or inheritance) the Restricted Stock, together with any Dividends then held by the Company (or subject to its instructions).

Section 5: Forfeiture of Unearned Restricted Stock and Dividends

Notwithstanding any other provision of this Agreement, (a) if at any time it shall become impossible for you to earn any of the Restricted Stock in accordance with this Agreement, or (b) unless determined otherwise by the Committee, in the event of a Termination of Employment (as defined below), all unearned Restricted Stock, together with any Dividends thereon, shall be forfeited, and you shall have no further rights of any kind or nature with respect thereto. Upon any such forfeiture, the unearned Restricted Stock theretofore issued, together with any Dividends thereon, shall be transferred to the Company. For purposes of this paragraph, "Termination of Employment" shall mean your termination of your employment as an employee of the Company for any reason, or the Company terminating your employment for Cause (as defined in Section 10), provided that (i) death, (ii) Disability, (iii) a transfer from the Company to a Subsidiary or affiliate of the Company, whether or not incorporated, or vice versa, or from one Subsidiary or affiliate of the Company to another and (iv) a leave of absence, duly authorized in writing by the Company, shall not be deemed a Termination of Employment.

Section 6: Transferability

The Restricted Stock award is not transferable by you otherwise than (i) by will or by laws of descent and distribution, (ii) by gift to members of your immediate family, (iii) to a trust established for the benefit of your immediate family members only, (iv) to a partnership in which your immediate family members are the only partners or (v) as otherwise determined by the Committee. For purposes of this plan, "immediate family" shall mean your spouse and natural, adopted or step-children and grandchildren. Notwithstanding any transfer of the Restricted Stock award or portion thereof, the transferred Restricted Stock award shall continue to be subject to the Plan and this Agreement's terms and conditions as were applicable to you immediately prior to the transfer, as if the Restricted Stock award had not been transferred.

Section 7: Withholding

The Company shall have the right, in connection with the delivery of the Restricted Stock and any Dividends subject to this agreement, (i) to deduct from any payment otherwise due by the Company to you or any other person receiving delivery of the Restricted Stock and any Dividends an amount equal to the taxes required to be withheld by law with respect to such delivery, (ii) to require you or any other person receiving such delivery to pay to it an amount sufficient to provide for any such taxes so required to be withheld or (iii) to sell such number of the Restricted Stock and any Stock Dividends as may be necessary so that the net proceeds of such sale shall be an amount sufficient to provide for any such taxes so required to be withheld.

Section 8: Data Privacy

If you are an Employee providing services to the Company or one of its Subsidiaries at a location outside the United States, you hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, the Company or its Subsidiaries (your "Employer"), for the exclusive purpose of implementing, administering and managing your participation in the Plan.

You understand that the Company, its Subsidiaries and your Employer hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of Stock or directorships held in the Company or its Subsidiaries, details of all Restricted Stock awards or any other entitlement to shares of Stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing the Plan ("Data"). You understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in your country, or elsewhere, and that the recipient's country may have different data privacy laws and protections than your country. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom you may elect to deposit any shares of Stock acquired upon vesting of the Restricted Stock award. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or withdraw the consents herein by contacting in writing your local human resources representative. You understand that withdrawal of consent may affect your participation in the Plan.

Section 9: Applicable Law

This agreement and the Company's obligation to deliver Restricted Stock and any Dividends hereunder shall be governed by the State of Delaware, without regard to its conflicts of laws principles, and the Federal law of the United States.

Section 10: Definitions

a. ***Cause:*** (i) A felony conviction of a Participant; (ii) the commission by a Participant of an act of fraud or embezzlement against the Company and/or a Subsidiary; (iii) willful misconduct or gross negligence materially detrimental to the Company and/or a Subsidiary; (iv) the Participant's continued failure to implement reasonable requests or directions received in the course of his or her employment; (v) the Participant's wrongful dissemination or use of confidential or proprietary information; or (vi) the intentional and habitual neglect by the Participant of his or her duties to the Company and/or a Subsidiary.

b. ***Disability:*** Permanent and total disability within the meaning of the Company's long-term disability plan, as it may be amended from time to time, or, if there is no such plan, as determined by the Committee.

c. ***Grant Letter:*** The letter from the Company granting the Restricted Stock to the Employee.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004*

Commission file number: 000-50499

Mindspeed Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**01-0616769**
(State of incorporation)	*(I.R.S. Employer Identification No.)*
4000 MacArthur Boulevard, East Tower Newport Beach, California	**92660-3095**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(949) 579-3000

Securities registered pursuant to Section 12(b) of the Act:
None.

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share
(including associated Preferred Share Purchase Rights)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☑ No ☐

The aggregate market value of the Registrant's voting and non-voting stock held by non-affiliates of the Registrant as of the end of its most recently completed second fiscal quarter was approximately $673.7 million. Shares of voting and non-voting stock held by each officer and director and by each shareowner affiliated with a director have been excluded from this calculation because such persons may be deemed to be affiliates of the Registrant. This determination of potential affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the Registrant's Common Stock as of October 29, 2004 was 100,723,272.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2005 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A within 120 days after the end of the 2004 fiscal year, are incorporated by reference into Part III of this Form 10-K.

---

* For presentation purposes of this Form 10-K, references made to the September 30, 2004 period relate to the actual fiscal year ended October 1, 2004.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements relating to Mindspeed Technologies, Inc. (including certain projections and business trends) that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Words such as "expect," "anticipate," "outlook," "could," "target," "project," "intend," "plan," "believe," "seek," "estimate," "should," "may," "assume" and "continue," as well as variations of such words and similar expressions, are intended to identify such forward-looking statements. Forward-looking statements include statements about our strategies, markets, competitive advantages, growth prospects, fabless business model, anticipated outsourcing by original equipment manufacturers, research and development, restructuring and cost reduction actions, revenues, expenses, profitability and liquidity. Actual results, and actual events that occur, may differ materially from those projected in any forward-looking statement as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to:

- market demand for our new and existing products;
- availability and terms of capital needed for our business;
- our ability to reduce our cash consumption;
- successful development and introduction of new products;
- obtaining design wins and developing revenues from them;
- pricing pressures and other competitive factors;
- order and shipment uncertainty;
- fluctuations in manufacturing yields;
- product defects;
- intellectual property infringement claims by others and the ability to protect our intellectual property;
- our ability to maintain operating expenses within anticipated levels;
- the ability to attract and retain qualified personnel; and,
- other risks and uncertainties, including those set forth herein under the heading "Certain Business Risks" and those detailed from time to time in our other filings with the Securities and Exchange Commission.

These forward-looking statements are made only as of the date hereof and, except as required by law, we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

PART I

Item 1. *Business*

Mindspeed Technologies, Inc. (we or Mindspeed) designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from physical-layer transceivers and framers to higher-layer network processors, are sold to original equipment manufacturers (OEMs) for use in a variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, digital loop carrier equipment and internet protocol (IP) private branch exchanges (PBXs). Service providers and enterprises use this equipment for the processing, transmission and switching of high-speed voice and data traffic, including advanced services such as voice over Internet protocol (VoIP), within different segments of the communications network. Our customers include Alcatel Data Networks, S.A., Cisco Systems, Inc., Huawei Technologies Co., Ltd., Nortel Networks, Inc. and Siemens A.G.

We believe the breadth of our product portfolio, combined with more than three decades of experience in semiconductor hardware, software and communications systems engineering, provide us with a competitive advantage. We have proven expertise in signal, packet and transmission processing technologies, which are critical core competencies for successfully defining, designing and implementing advanced semiconductor products for next-generation network infrastructure equipment. We seek to cultivate close relationships with leading network infrastructure OEMs to understand emerging markets, technologies and standards. We focus our research and development efforts on applications in the segments of the telecommunications network which we believe offer the most attractive growth prospects. Our business is fabless, which means we outsource all of our manufacturing needs, and we do not own or operate any semiconductor manufacturing facilities. We believe being fabless allows us to minimize operating infrastructure and capital expenditures, maintain operational flexibility and focus our resources on the design, development and marketing of our products — the highest value-creation elements of our business model.

Spin-off from Conexant Systems, Inc.

On June 27, 2003, Conexant Systems, Inc. completed the distribution to Conexant stockholders of all outstanding shares of common stock of Mindspeed, then a wholly owned subsidiary of Conexant (the distribution). In the distribution, each Conexant stockholder received one share of our common stock, par value $.01 per share (including an associated preferred share purchase right), for every three shares of Conexant common stock held and cash for any fractional share of our common stock. Following the distribution, we began operations as an independent, publicly held company. Our common stock trades on the Nasdaq National Market under the ticker symbol "MSPD."

Prior to the distribution, Conexant transferred to us the assets and liabilities of its Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to us under the Distribution Agreement entered into between us and Conexant. Also prior to the distribution, Conexant contributed to us cash in an amount such that at the time of the distribution our cash balance was $100 million. We issued to Conexant a warrant to purchase 30 million shares of our common stock at a price of $3.408 per share, exercisable for a period of ten years after the distribution.

We and Conexant also entered into a Credit Agreement, pursuant to which we may borrow up to $50 million for working capital and general corporate purposes. In connection with the Credit Agreement, we issued Conexant a warrant to purchase up to 8.3 million shares of our common stock. The number of shares that may be acquired under the Credit Agreement warrant will depend on the highest level of borrowings under the credit facility, increasing on a pro rata basis up to a maximum of 8.3 million shares if the level of borrowings under the credit facility reaches $50 million. The warrant will be exercisable for a period of ten years after the distribution at a price per share equal to the lesser of $3.408 or the fair market value of our common stock at the time of the borrowings under the credit facility that entitle Conexant to acquire the shares. We and Conexant also entered into an Employee Matters Agreement, a Tax Allocation Agreement, a Transition Services Agreement and a Sublease.

Industry Overview

Communications semiconductor products are a critical part of network infrastructure equipment. Network infrastructure OEMs require advanced communications semiconductor products — such as digital signal processors, transceivers, framers, packet and cell processors and switching solutions — that are highly optimized for the equipment employed by their customers. We seek to provide semiconductor products that enable network infrastructure OEMs to meet the needs of their service provider and enterprise customers in terms of system performance, functionality and time-to-market.

Addressed Markets

Our semiconductor products are primarily focused on network infrastructure equipment applications in three segments of the broadly defined communications network: enterprise networks; network access service areas; and metropolitan area networks. The type and complexity of network infrastructure equipment used in these segments continues to expand, driven by the need for the processing, transmission and switching of digital voice, data and video traffic over multiple communication media, at numerous transmission data rates and employing different protocols. We also offer a limited number of products used in wide-area or long-haul networks.

Enterprise networks include equipment that is deployed primarily in the offices of commercial enterprises for business applications, voice and data communications and access to outside networks. An enterprise network may be comprised of many local area networks, as well as client workstations, centralized database management systems, storage area networks and other components. In enterprise networks, communications semiconductors facilitate the processing and transmission of voice, data and video traffic in converged IP networks that are replacing the traditional separate telephone, data and video conferencing networks. Typical network infrastructure equipment found in enterprise networks that use our products include voice gateways, IP PBXs, storage area network (SAN) routers and director class switches. In addition, a major trend in the broadcast video market is the conversion from standard-definition television to high-definition television (HDTV) services featuring more detailed images and digital surround sound. We have introduced a family of broadcast-video products optimized for high-speed HDTV routing and production switcher applications.

Network Access service areas of the telecommunications network refer to the "last mile" of a telecommunications or cable service provider's physical network, including network infrastructure equipment that connects end-users, typically located at a business or residence, with metropolitan area and wide-area networks. For this portion of the network, infrastructure equipment requires semiconductors that enable reliable, high-speed connectivity capable of aggregating or disaggregating and transporting multiple forms of voice and data traffic. In addition, communications semiconductors must accommodate multiple transmission standards and communications protocols to provide a bridge between dissimilar access networks, for example, connecting wireless base station equipment to a wireline network. Typical network infrastructure equipment found at the edge of the network access service area that use our products include remote access concentrators, digital subscriber line (DSL) access multiplexers, voice and media gateways, wireless base stations, digital loop carrier equipment and optical line termination and media converters.

Metropolitan Area Networks, or metro, service areas of the telecommunications network refer to the portion of a service provider's physical network that enables high-speed communications within a city or a larger regional area. In addition, it provides the communications link between network access service areas and the fiber optic-based, wide-area network. For metro equipment applications, communications semiconductors provide transmission and processing capabilities, as well as information segmentation and classification, and routing and switching functionality, to support high-speed traffic from multiple sources employing different transmission standards and communications protocols. These functions require signal conversion, signal processing and packet processing expertise to support the design and development of highly integrated mixed-signal devices combining analog and digital functions with communications protocols and application software. Typical network infrastructure equipment found in metro service areas that use our products include add-drop multiplexers, switches, high-speed routers and digital cross-connect systems.

The telecommunications network, including the Internet, has evolved into a complex, hybrid series of digital and optical networks that connect individuals and businesses globally. These new larger bandwidth, data-centric networks integrate voice and data traffic, operate over both wired and wireless media, link existing voice and data networks and cross traditional enterprise, network access, metro and long haul service area boundaries. Network infrastructure OEMs are designing faster, more intelligent and more complex equipment to satisfy the needs of the service providers as they continue to expand their network coverage and service offerings while upgrading and connecting or integrating existing networks of disparate types. In this demanding environment, we believe network infrastructure OEMs select as their strategic partners communications semiconductor suppliers who can deliver advanced products that provide increased functionality, lower total system cost and support for a variety of communications media, operating speeds and protocols.

The Mindspeed Approach

We believe the breadth of our product portfolio, combined with our expertise in semiconductor hardware, software and communications systems engineering, provide us with a competitive advantage in designing and selling our products to leading network infrastructure OEMs.

We have proven expertise in signal, packet and transmission processing technologies. Signal processing involves both signal conversion and digital signal processing techniques that convert and compress voice, data and video between analog and digital representations. Packet processing involves bundling or segmenting information traffic using standard protocols and enables sharing of transmission bandwidth across a given communication medium. Transmission processing involves the transport and receipt of voice, data and video traffic across copper wire and optical fiber communications media.

These core technology competencies are critical for developing semiconductor networking solutions that enable the processing, transmission and switching of high-speed voice, data and video traffic, employing multiple communications protocols, across disparate communications networks using copper wire or optical fiber as the transport medium. Our core technology competencies are the foundation for developing our:

- semiconductor device architectures, including digital signal processors, mixed signal devices and programmable protocol engines, as well as analog signal processing capabilities;
- highly optimized signal processing algorithms and communications protocols, which we implement in semiconductor devices; and
- critical software drivers and application software to perform signal, packet and transmission processing tasks.

We believe the software drivers and application software are an increasingly important part of the semiconductor networking solutions we offer to OEMs.

Increasing Demand for Communications Semiconductors

We believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, offers attractive long-term growth prospects for several reasons:

- We anticipate that demand for network capacity will continue to increase, driven by:
  - Internet user growth;
  - higher network utilization rates; and
  - the popularity of voice over IP (VoIP) and other bandwidth-intensive applications, such as wireless data transfer and video/multimedia applications.
- We believe that incumbent telecommunications carriers and cable multiple service operators worldwide will continue to upgrade and expand legacy portions of their networks to accommodate new service offerings and to reduce operating costs.

- In developing countries, we expect that service providers will continue the build-out of telecommunication networks, many of which were previously government owned.

Moreover, we expect that network infrastructure OEMs will outsource more of their semiconductor component requirements to semiconductor suppliers, allowing the OEMs to reduce their operating cost structure by shifting their focus and investment from internal application specific integrated circuit (ASIC) semiconductor design and development to more strategic systems development.

Strategy

Our objective is to grow our business and to become the leading supplier of semiconductor networking solutions to leading global network infrastructure OEMs in key enterprise, network access and metro service area market segments. To achieve this objective, we are pursuing the following strategies:

Focus on Increasing Share in High-Growth, High-Margin Applications

We have established strong market positions for our products in the enterprise, network access and metro service areas of the telecommunications network. We believe the markets for semiconductor products that address these applications will grow at faster rates than the markets for network infrastructure equipment in general. In addition, products which address applications in the enterprise, network access and metro service areas and perform packet processing, transmission processing and/or signal processing functions typically command higher average selling prices and higher margins, primarily due to their functional complexity and their software content. These two key attributes are expected to make the enterprise, network access and metro service areas the most attractive market segments for the foreseeable future. We believe that our three core technology competencies, coupled with focused investments in product development, will position us to increase our share in those target areas.

Expand Strategic Relationships with Industry-Leading Global Network Infrastructure OEMs and Maximize Design Win Share

We identify and selectively establish strategic relationships with market leaders in the network infrastructure equipment industry to develop next-generation products and, in some cases, customized solutions for their specific needs. We have an extensive history of working closely with our customers' research and development and marketing teams to understand emerging markets, technologies and standards, and we invest our product development resources in those areas. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our semiconductor products during development of their system-level products, enhance our ability to obtain design wins from those customers and encourage adoption of our technology throughout the industry.

In North America we have cultivated close relationships with leading network infrastructure OEMs, including Cisco Systems, Inc., Lucent Technologies, Inc., McData Corporation and Nortel Networks, Inc. Abroad, we have established close relationships with market leaders such as Fujitsu Limited, Huawei Technologies Co., Ltd. and Zhongxing Telecom Equipment Corp. (ZTE) in the Asia-Pacific region and Alcatel Data Networks, S.A., Nokia Corporation and Siemens A.G. in Europe.

Capitalize on the Breadth of Our Product Portfolio

We build on the breadth of our product portfolio of physical-layer devices, together with our signal and packet processing devices and communications software expertise, to increase our share of the silicon content in our customers' products. We offer a range of complementary products that are optimized to work with each other and provide our customers with complete information receipt, processing and transmission functions. These complementary products allow infrastructure OEMs to source components that provide proven interoperability from a single semiconductor supplier, rather than requiring OEMs to combine and coordinate individual components from multiple vendors. In addition, we offer a family of "linecard-on-a-chip" products that integrate, in a single device, components such as transceivers, framers and mappers, together with the requisite protocol stacks and applications software drivers. These integrated products perform functions typically requiring multiple discrete components. We believe that this strategy of offering both complementary and integrated products increases product performance, speeds time-to-market and lowers the total system cost for our customers.

The breadth of our product portfolio also provides a competitive advantage for serving network convergence applications such as multiprotocol wireless-to-wireline connectivity. These applications generally require a combination of processing, transmission or switching functionality to move high-speed voice and data traffic using multiple communications protocols across disparate communications networks.

Provide Outstanding Technical Support and Customer Service

We provide broad-based technical support, including product design support, to our customers through three dedicated teams: field application engineers; product application engineers; and technical marketing personnel. We believe that providing comprehensive service and support is critical to shortening our customers' design cycles and maintaining a long-term competitive position within the network infrastructure equipment market. We believe that outstanding customer service and support is becoming a more critical competitive tool as leading network infrastructure OEMs reduce the number of their semiconductor component suppliers to a small preferred list.

Products

We provide network infrastructure OEMs with a broad portfolio of advanced semiconductor networking solutions, ranging from physical-layer transceivers and framers to higher-layer network processors. Our products can be classified into four focused product families: high-performance analog products; multiservice access digital signal processor (DSP) products; T/E carrier products; and asynchronous transfer mode (ATM)/multi-protocol label switching (MPLS) network processor products. These four product families are found in a variety of networking equipment designed to process, transmit and switch voice, data and video traffic between, and within, the different segments of the communications network.

High-Performance Analog Products

Our high-performance analog transmission devices and switching solutions support storage area networking, fiber-to-the-premise and broadcast video, as well as mainstream synchronous optical networking (SONET)/synchronous digital hierarchy (SDH) and packet-over-SONET applications, typically operating at data transmission rates between 155 megabits per second (Mbps) and 2.5 gigabits per second (Gbps). Our transmission products include laser drivers, transimpedance amplifiers, post amplifiers, clock and data recovery circuits, serializers/deserializers, video reclockers, cable drivers and line equalizers. These products serve as the connection between a fiber optic or coaxial cable component interface and the remainder of the electrical subsystem in various network equipment and perform a variety of functions, including:

- conversion of incoming optical signals from fiber optic cables to electrical signals for processing and transport over a wireline medium and vice-versa;
- conditioning the signal to remove unwanted noise or errors;
- combining lower speed signals from multiple parallel paths into higher speed serial paths, and vice-versa, for bandwidth economy; and
- amplifying and equalizing weaker signals as they pass through a particular system's equipment, media or network.

Our switching portfolio includes a family of high-speed crosspoint switches capable of switching traffic within various types of network switching equipment. These crosspoint switches direct, or transfer, a large number of high-speed data input streams, regardless of traffic type, to different connection trunks for rerouting the information to new destination points in the network. Crosspoint switches are often used to provide redundant traffic paths in networking equipment to protect against the loss of critical data from spurious network outages or failures that may occur from time-to-time. Target equipment applications for our switching products include add-drop multiplexers, high-density IP switches, storage-area routers and optical cross-connect systems. In addition, we recently introduced crosspoint switches optimized for standard and high-definition broadcast video routing and production switching applications at rates up to 1.5 Gbps.

Multiservice Access DSP Products

Our software-configurable multiservice access DSP products serve as bridges for transporting voice, data and video between circuit-switched networks and packet-based networks. Our multiservice access DSP device architecture combines the performance of a digital-signal processor core with the flexibility of a microcontroller core to support our extensive suite of modulation techniques, echo cancellers, speech coders and communications protocols. These products process and translate voice, data and video signals and perform various management and reporting functions that help determine the appropriate amount of bandwidth required for transporting the signals to the next destination. They compress the signals to minimize bandwidth consumption and modify or add communications protocols to accommodate transport of the signals across a variety of different services and networks. Supported services include VoIP, voice-over-ATM and voice-over-DSL services, as well as wireline-to-wireless connectivity.

Our Comcerto™ family of voice-over-packet (VoP) communications processors offers a full range of enterprise and carrier-class voice processing solutions. The high-density members of this family, the Comcerto 600 and Comcerto 700 series processors and related software, provide a complete "system-on-a-chip" solution for carrier-class VoIP and voice-over ATM (VoATM) applications. The Comcerto 600 is capable of handling more than 256 channels of both voice-over-IP and voice-over-ATM traffic, while the Comcerto 700 supports more than 400 channels. Both are targeted for use in digital loop carriers and voice and media gateways designed to bridge wireless, wireline and enterprise networks.

The Comcerto 500 and 800 series solutions are designed for enterprise voice and data processing applications. The Comcerto 500 series is a silicon "PBX-on-a-chip" which supports all required voice processing functionality for up to 64 channels, including encryption. The Comcerto 800 series enables a new class of "office-in-a-box" systems by combining a high-quality VoP subsystem with a high-performance routing and virtual private network (VPN) engine. The Comcerto 800 series integrates voice processing, packet processing and encryption functionality into a single device for the rapidly growing market for VoP enterprise networks. This product is targeted for use in enterprise voice gateways, IP PBXs and integrated access devices (IADs).

T/E Carrier Products

Our T/E carrier products include physical-layer and link-layer communications device solutions which enable high-speed broadband access. These solutions facilitate the aggregation and transport of voice and data traffic over copper wire or fiber optic cable from the edge of the network to metropolitan and long-haul networks.

Our T1/E1, T3/E3 and SONET carrier devices incorporate high-speed analog, digital and mixed signal circuit technologies and include multi-port framers and line interface units (LIUs) or transceivers for 1.5 Mbps to 155 Mbps data transmission. Framers format data for transmission and extract data at reception, while LIUs condition signals for transmission and reception over multiple media. Our multi-port T3/E3 LIUs with integrated digital jitter attenuation functionality and our integrated T3/E3 LIU, mapper, multiplexer/demultiplexer and framing solution are targeted for T/E carrier to SONET/SDH network connectivity.

Our link-layer products include multi-channel, high-level data link channel (HDLC) communications controllers and multi-channel, inverse multiplexing over ATM (IMA) traffic controllers. The IMA protocol enables the aggregation of multiple T1 or DSL lines to deliver higher data rates using existing ATM infrastructure while the HDLC protocol is used for the packetization of data and the transfer of messaging and signaling information across the network.

These highly integrated, low-power solutions are designed for use in a variety of network equipment including digital loop carriers, digital subscriber line access multiplexers, add-drop multiplexers, central office switches, digital cross-connect systems, multiservice provisioning platforms, voice gateways and wireless base station controllers.

Our T/E carrier products are complemented by a family of symmetric DSL (SDSL) transceivers which enable service providers to deliver Internet access at data transmission rates of 1.5 Mbps to 4.6 Mbps in both directions over copper wire, supporting telecommuting and branch office functions in North America. SDSL solutions employ advanced digital signal processing techniques that enable the delivery of dedicated high-speed data transmission over copper wires within the local loop to end-users at a lower price than traditional T/E lines. Our DSL transceiver family includes low power, single-port and multi-port DSL products utilizing the next generation DSL standard called G.shdsl. G.shdsl enables simultaneous voice and data communications at data transmission rates up to 4.6 Mbps over copper wire pairs for global DSL applications and over longer distances than SDSL-based solutions.

ATM/MPLS Network Processor Products

Our high-performance ATM/MPLS network processors are designed to offer advanced protocol translation and traffic management capabilities normally performed by complex and costly ASICs. Protocol translation occurs where different types of networks and protocols interconnect. Traffic management describes a collection of functions which are used to allocate optimally network bandwidth and allow service providers to provide differentiated services over their networks. Our software-programmable devices operate at data transmission rates from 1.5 Mbps to 2.5 Gbps.

Our network processor devices address internetworking applications, including ATM segmentation and reassembly, and a variety of traffic management functions, including traffic shaping, traffic policing and queue management, required by these applications. Segmentation and reassembly supports the interconnection of ATM and packet-based networks, such as packet over SONET, frame relay or Ethernet. Traffic shaping regulates the time and rate at which various categories of traffic can be sent onto the network. Traffic policing monitors traffic coming into a port from the network and ensures that it conforms to predetermined policies. Queue management involves the prioritization of traffic throughout the network.

Customers

We market and sell our semiconductor networking solutions directly to leading network infrastructure OEMs. We also sell our products indirectly through electronic component distributors and third-party electronic manufacturing service providers, which manufacture products incorporating our semiconductor networking solutions for OEMs. Our top five direct OEM customers for fiscal year 2004 were Alcatel Data Networks, S.A., Cisco Systems, Inc., Fujitsu Limited, Lucent Technologies Inc. and Sonus Networks, Inc. While our direct sales to these customers accounted for a total of approximately 12% of our fiscal 2004 net revenues, we believe indirect sales to these same customers represent a significant additional portion of our net revenues. Including indirect sales, we believe that Cisco Systems, Inc. accounted for approximately 20% of our fiscal 2004 net revenues and that no other OEM customer accounted for 10% or more of our net revenues. We believe that our significant indirect network infrastructure OEM customers for fiscal year 2004 also included ADC Telecommunications, Inc., Huawei Technologies Co., Ltd., McData Corporation, Nortel Networks, Inc. and Siemens A.G. Sales to distributors accounted for approximately 53% of our revenues for fiscal 2004. For fiscal 2004, distributors Avnet, Inc. and RTI Industries Company Ltd. accounted for 16% and 12%, respectively, of our net revenues; no other direct customer accounted for 10% or more of our net revenues. Revenues derived from customers located in the Americas, Europe, and the Asia-Pacific region were 40%, 15% and 45%, respectively, of our total revenues for fiscal year 2004. See Note 13 of Notes to Consolidated Financial Statements.

Sales, Marketing and Technical Support

We have a worldwide sales, marketing and technical support organization comprised of approximately 120 employees as of October 29, 2004, located in 6 domestic and 10 international sales locations. Our marketing, sales and field applications engineering teams, augmented by 19 electronic component distributors and 19 sales representative organizations, focus on marketing and selling semiconductor networking solutions to worldwide network infrastructure OEMs.

We maintain close working relationships with our customers throughout their lengthy product development cycle. Our customers may need six months or longer to test and evaluate our products and an additional six months or longer to begin volume production of network infrastructure equipment that incorporates our products. During this process, we provide broad-based technical support to our customers through our field application engineers, product application engineers and technical marketing personnel. We believe that providing comprehensive product service and support is critical to shortening our customers' design cycles and maintaining a competitive position in the network infrastructure equipment market.

Operations and Manufacturing

We are a fabless company, which means we do not own or operate foundries for wafer fabrication or facilities for device assembly and final test of our products. Instead, we outsource wafer fabrication, assembly and testing of our semiconductor products to independent, third-party contractors. We use mainstream digital complementary metal-oxide semiconductor (CMOS) process technology for the majority of our products; we rely on specialty processes for the remainder of products. Taiwan Semiconductor Manufacturing Co., Ltd. (TSMC) is our principal foundry supplier of CMOS wafers and die. Our primary foundry supplier for specialty process requirements is Jazz Semiconductor, Inc. We use several other suppliers for wafers used in older or low-volume products. We believe that the raw materials, parts and supplies required by our foundry suppliers are generally available at present and will be available in the foreseeable future.

Semiconductor wafers are usually shipped to third-party contractors for device assembly and packaging where the wafers are cut into individual die, packaged and tested before final shipment to customers. We use Amkor Technology, Inc. and other third-party contractors, located in the Asia-Pacific region, Europe, Mexico and California, to satisfy a variety of assembly and packaging technology and product testing requirements associated with the back-end portion of the manufacturing process.

We qualify each of our foundry and back-end process providers. This qualification process consists of a detailed technical review of process performance, design rules, process models, tools and support, as well as analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical and parametric data from our wafer foundry and back-end providers. We closely monitor wafer foundry production for overall quality, reliability and yield levels.

Competition

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of U.S. and international suppliers that are both larger and smaller than us in terms of resources and market share. We expect intense competition to continue.

Our principal competitors are Agere Systems, Inc., Applied Micro Circuits Corporation, Centillium Communications, Inc., Conexant Systems, Inc., Gennum Corporation, Exar Corporation, Freescale Semiconductor, Inc., Infineon Technologies A.G., Integrated Device Technology, Inc., Intel Corporation, Maxim Integrated Products, Inc., PMC-Sierra, Inc., Texas Instruments Incorporated, Transwitch Corporation and Vitesse Semiconductor Corporation.

We believe that the principal competitive factors for semiconductor suppliers in each of our served markets are:

- time-to-market;
- product quality, reliability and performance;
- customer support;
- price and total system cost;
- new product innovation; and
- compliance with industry standards.

While we believe that we compete favorably with respect to each of these factors, many of our current and potential competitors have certain advantages over us, including:

- stronger financial position and liquidity;
- longer presence in key markets;
- greater name recognition;
- access to larger customer bases; and
- significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products than we can. Our competitors may also be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be more able to respond to the cyclical fluctuations or downturns that affect the semiconductor industry from time to time. Moreover, we have recently incurred substantial operating losses, and we anticipate future losses. If we are not successful in assuring our customers of our financial stability, our OEM customers may choose semiconductor suppliers whom they believe have a stronger financial position or liquidity, which may materially adversely affect our business.

Backlog

Our sales are made primarily pursuant to standard purchase orders for delivery of products, with the purchase orders officially acknowledged by us according to our own terms and conditions. Because industry practice allows customers to cancel orders with limited advance notice to us prior to shipment, we believe that backlog as of any particular date is not a reliable indicator of our future revenue levels.

Research and Development

We have significant research, development, engineering and product design capabilities. As of October 29, 2004, we had approximately 390 employees engaged in research and development activities. We perform research and product development activities at our headquarters in Newport Beach, California and at 6 design centers throughout the world. Our design centers are strategically located to take advantage of key technical and engineering talent. Our success depends to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made and plan to make substantial investments in research and development and to participate in the formulation of industry standards. In addition, we actively collaborate with technology leaders to define and develop next-generation technologies.

We spent approximately $79.6 million, $106.3 million and $167.1 million in fiscal 2004, 2003 and 2002, respectively, on research and development activities. The decreases in our research and development expenses reflect the effect of the cost reduction actions we initiated in fiscal years 2001, 2002 and 2003. As part of the restructuring plan we announced in October 2004, we expect to reduce our research and development workforce to approximately 330 employees and close our design center in Herzlia, Israel.

In fiscal 2005, we intend to increase our research and development efforts on products for our key high-growth focus markets of VoIP and high-performance analog applications. At the same time, we expect to achieve an overall reduction in our research and development expenses through the termination of specific research and development programs which we believe have a longer return-on-investment timeframe or address slower growth markets. The affected research and development programs are principally our ATM/MPLS network processor products and, to a lesser extent, our T/E carrier transmission products.

Intellectual Property

Our success and future revenue growth depend, in part, on the intellectual property that we own and develop, including patents, licenses, trade secrets, know-how, trademarks and copyrights, and on our ability to protect our intellectual property. We continuously review our patent portfolio to maximize its value to us, abandoning inapplicable or less useful patents and filing new patents important to our product roadmap. Our patent portfolio may be used to avoid, defend or settle any potential litigation with respect to various technologies contained in our products. The portfolio may also provide negotiating leverage in attempts to cross-license patents or technologies with third parties and it may provide licensing opportunities in the future. We rely primarily on patent, copyright, trademark and trade secret laws, as well as employee and third-party nondisclosure and confidentiality agreements and other methods to protect our proprietary technologies and processes. In connection with our participation in the development of various industry standards, we may be required to reasonably license certain of our patents to other parties, including competitors that develop products based upon the adopted industry standards. We have also entered into agreements with certain of our customers and granted these customers the right to use our proprietary technology in the event that we file for bankruptcy protection or take other equivalent actions. While in the aggregate our intellectual property is considered important to our operations, no single patent, license, trade secret, know-how, trademark or copyright is considered of such importance that its loss or termination would materially affect our business or financial condition.

Employees

As of October 29, 2004, we had approximately 633 full-time employees, of whom approximately 434 were engineers. Our employees are not covered by any collective bargaining agreements and we have not experienced a work stoppage in the past five years. We believe our future success will depend in large part on our ability to continue to attract, motivate, develop and retain highly skilled and dedicated technical, marketing and management personnel.

As part of the restructuring plan we announced in October 2004, we expect to reduce our workforce to approximately 535 employees. We expect the workforce reduction to be substantially complete by June 30, 2005.

Cyclicality

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular.

In addition, our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, such as demand for network infrastructure equipment, the timing of receipt, reduction or cancellation of significant orders, fluctuations in the levels of component inventories held by our customers, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to develop, introduce and market new products and technologies on a timely basis, availability and cost of products from our suppliers, new product and technology introductions by competitors, intellectual property disputes, and the timing and extent of product development costs.

Certain Business Risks

Our business, financial condition and operating results can be affected by a number of factors, including those listed below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. Any of these risks could also materially and adversely affect our business, financial condition or the price of our common stock or other securities.

We are incurring substantial operating losses, we anticipate additional future losses and we must significantly increase our revenues to become profitable.

We incurred a net loss of $93.2 million for fiscal 2004 compared to net losses of $750.4 million ($177.3 million, before the $573.2 million cumulative effect of a change in accounting for goodwill) in fiscal 2003 and $668.3 million in fiscal 2002. We expect that we will continue to incur significant operating losses and negative cash flows in the near term.

In order to become profitable, or to generate positive cash flows from operations, we must achieve substantial revenue growth. This additional revenue growth will depend on a further renewal in demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers. In October 2004, we announced additional cost reduction actions which we expect will reduce our combined quarterly research and development and selling, general and administrative expenses to approximately $26 million by the fourth quarter of fiscal 2005. However, these expense reductions alone, without additional revenue growth, will not make us profitable. We may not be successful in achieving the necessary revenue growth or the expected expense reductions within the anticipated time frame, or at all. We may not achieve profitability or sustain such profitability, if achieved.

We have substantial cash requirements to fund our operations, research and development efforts and capital expenditures. Our capital resources are limited and capital needed for our business may not be available when we need it.

For fiscal 2004, our net cash used in operating activities was $43.2 million compared to net cash used in operating activities of $125.6 million for fiscal 2003 and $205.3 million for fiscal 2002. Prior to the distribution, we relied on funding from Conexant, together with cash generated from product sales, to fund our cash requirements. Our principal sources of liquidity are our existing cash balances (approximately $43.6 million as of September 30, 2004), cash generated from product sales and available borrowings under the $50 million credit facility with Conexant. Conexant's commitment to us under the credit facility will be reduced by the amount of any new financing. We believe that our existing sources of liquidity will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. However, we cannot assure you that this will be the case, and if we continue to incur operating losses and negative cash flows in the future, we may need to reduce further our operating costs or obtain alternate sources of financing, or both. We may not have access to additional sources of capital on favorable terms or at all. If we raise additional funds through the issuance of equity, equity-based or debt securities, such securities may have rights, preferences or privileges senior to those of our common stock and our stockholders may experience dilution of their ownership interests.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general, and in our business in particular. Periods of industry downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors have caused substantial fluctuations in our revenues and our results of operations in the past and we may experience similar fluctuations in our business in the future.

Our operating results are subject to substantial quarterly and annual fluctuations.

Our revenues and operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

- changes in end-user demand for the products manufactured and sold by our customers;
- the timing of receipt, reduction or cancellation of significant orders by customers;
- fluctuations in the levels of component inventories held by our customers;
- the gain or loss of significant customers;
- market acceptance of our products and our customers' products;
- our ability to develop, introduce and market new products and technologies on a timely basis;
- the timing and extent of product development costs;
- new product and technology introductions by competitors;
- fluctuations in manufacturing yields;
- significant warranty claims, including those not covered by our suppliers;
- availability and cost of products from our suppliers;
- intellectual property disputes; and
- the effects of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock.

We are entirely dependent upon third parties for the manufacture, assembly and testing of our products and are vulnerable to their capacity constraints during times of increasing demand for semiconductor products.

We are entirely dependent upon outside wafer fabrication facilities, known as foundries, for wafer fabrication services. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. Periods of upturns in the semiconductor industry may be characterized by rapid increases in demand and a shortage of wafer fabrication capacity, and we may experience delays in shipments or increased manufacturing costs.

The significant risks associated with our reliance on third-party foundries are compounded at times of increasing demand for semiconductor products. They include:

- the lack of assured wafer supply, potential wafer shortages and higher wafer prices;
- limited control over delivery schedules, manufacturing yields, production costs and product quality; and
- the unavailability of, or delays in obtaining, products or access to key process technologies.

We obtain external wafer manufacturing capacity primarily from TSMC and Jazz. However, these and other foundries we use may allocate their limited capacity to fulfill the production requirements of other customers that are larger and better financed than us. If we choose to use a new foundry, it typically takes several months to complete the qualification process before we can begin shipping products from the new foundry.

We are also dependent upon third parties, including Amkor, for the assembly and testing of our products. Our reliance on others to assemble and test our products subjects us to many of the same risks as are described above with respect to our reliance on outside wafer fabrication facilities.

Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a "last-time buy" program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of a wafer fabrication process on which we rely may adversely affect our revenues and our customer relationships.

The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers' manufacturing facilities are located near major earthquake fault lines in the Asia-Pacific region, Mexico and California. In the event of a disruption of the operations of one or more of our suppliers, we may not have a second manufacturing source immediately available. Such an event could cause significant delays in shipments until we could shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers' requirements and have a material adverse effect on our operating results.

In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience, from time to time, lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers' demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

We are subject to intense competition.

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted, and is expected to continue to result, in declining average selling prices for our products.

Many of our current and potential competitors have certain advantages over us, including:

- stronger financial position and liquidity;
- longer presence in key markets;
- greater name recognition;
- access to larger customer bases; and
- significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can. Moreover, we have recently incurred substantial operating losses, and we anticipate future losses. Our OEM customers may choose semiconductor suppliers whom they believe have a stronger financial position or liquidity.

Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We may not be able to compete successfully against current and potential competitors.

Our success depends on our ability to develop competitive new products in a timely manner.

Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

- our ability to anticipate customer and market requirements and changes in technology and industry standards;
- our ability to accurately define new products;
- our ability to complete development of new products, and bring our products to market, on a timely basis;
- our ability to differentiate our products from offerings of our competitors; and
- overall market acceptance of our products.

We may not have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products, particularly if we are required to take further cost reduction actions. Furthermore, we are required to evaluate expenditures for planned product development continually and to choose among alternative technologies based on our expectations of future market growth. We may be unable to develop and introduce new or enhanced products in a timely manner, our products may not satisfy customer requirements or achieve market acceptance, or we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors.

If we are not able to keep abreast of the rapid technological changes in our markets, our products could become obsolete.

The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

- rapid technological developments;
- rapid changes in customer requirements;
- frequent new product introductions and enhancements;
- declining prices over the life cycle of products; and
- evolving industry standards.

Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products. The introduction of new technology representing a substantial advance over current technology could adversely affect demand for our existing products. Currently accepted industry standards are also subject to change, which may also contribute to the obsolescence of our products. If we are unable to develop and introduce new or enhanced products in a timely manner, our business may be adversely affected.

The complexity of our products may lead to errors, defects and bugs, which could subject us to significant costs or damages and adversely affect market acceptance of our products.

Although we, our customers and our suppliers rigorously test our products, our products are complex and may contain errors, defects or bugs when first introduced or as new versions are released. We have in the past experienced, and may in the future experience, such errors, defects and bugs. If any of our products contain production defects or reliability, quality or compatibility problems that are significant to our customers, our reputation may be damaged and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales of affected products to our customers, which could adversely affect our results of operations.

If defects or bugs are discovered after commencement of commercial production of a new product, we may be required to make significant expenditures of capital and other resources to resolve the problems. This could result in significant additional development costs and the diversion of technical and other resources from our other development efforts. We could also incur significant costs to repair or replace defective products and we could be subject to claims for damages by our customers or others against us. These costs or damages could have a material adverse effect on our financial condition and results of operations.

We may not be able to attract and retain qualified personnel necessary for the design, development and sale of our products. Our success could be negatively affected if key personnel leave.

Our future success depends on our ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. We may not be able to attract and retain qualified management and other personnel necessary for the design, development and sale of our products.

We may have particular difficulty attracting and retaining key personnel during periods of poor operating performance. If we are not successful in assuring our employees of our financial stability and our prospects for success, our employees may seek other employment, which may materially adversely affect our business. Moreover, our recent expense reduction and restructuring initiatives, including a series of worldwide workforce reductions, have significantly reduced the number of our technical employees. The loss of the services of one or more of our key employees, including Raouf Y. Halim, our chief executive officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

Approximately 10% of our engineers are foreign nationals working in the United States under visas. The visas held by many of our employees permit qualified foreign nationals working in specialty occupations, such as certain categories of engineers, to reside in the United States during their employment. The number of new visas approved each year may be limited and may restrict our ability to hire additional qualified technical employees. In addition, immigration policies are subject to change, and these policies have generally become more stringent since the events of September 11, 2001. Any additional significant changes in immigration laws, rules or regulations may further restrict our ability to retain or hire technical personnel.

If network infrastructure OEMs do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

Our products are not sold directly to the end-user but are components of other products. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these "design wins." Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier's semiconductors into one of its product platforms, it is more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. These lengthy periods also increase the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development and selling, general and administrative expenses before we generate any revenues from new products. We may never generate the anticipated revenues if our customers cancel or change their product plans.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a substantial portion of our products through distributors, some of whom have a right to return unsold products to us. Sales to distributors accounted for approximately 53% of our net revenues for fiscal 2004.

Because of the significant lead times for wafer fabrication and assembly and test services, we routinely purchase inventory based on estimates of end-market demand for our customers' products, which may be subject to dramatic changes and is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

We are subject to the risks of doing business internationally.

For fiscal 2004, approximately 68% of our net revenues were from customers located outside the United States, primarily in the Asia-Pacific region and Europe. In addition, we have design centers, and rely on suppliers, located outside the United States, including foundries and assembly and test service providers located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad which could adversely affect our ability to increase or maintain our foreign sales. These include, but are not limited to, risks regarding:

- currency exchange rate fluctuations;
- local economic and political conditions;
- disruptions of capital and trading markets;
- restrictive governmental actions (such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);
- changes in legal or regulatory requirements;
- difficulty in obtaining distribution and support;
- the laws and policies of the United States and other countries affecting trade, foreign investment and loans, and import or export licensing requirements;
- tax laws; and
- limitations on our ability under local laws to protect our intellectual property.

Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies.

From time to time we may enter into foreign currency forward exchange contracts to mitigate the risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. Our financial condition and results of operations could be adversely affected by currency fluctuations.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and reduction in our intellectual property rights.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their patents and technology. Any litigation to determine the validity of allegations that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, or claims challenging the validity of our patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We may not prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

- pay substantial damages for past, present and future use of the infringing technology;
- cease the manufacture, use or sale of infringing products;
- discontinue the use of infringing technology;
- expend significant resources to develop non-infringing technology;
- pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or
- relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

In connection with the distribution, we generally assumed responsibility for all contingent liabilities and litigation against Conexant or its subsidiaries related to the Mindspeed business.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as employee and third-party nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. At times we incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of their intellectual property. In the past, we have engaged in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We may engage in future litigation on similar grounds, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. In particular:

- the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers may not be successful;
- any existing or future patents may be challenged, invalidated or circumvented; or
- the measures described above may not provide meaningful protection.

Despite the preventive measures and precautions that we take, a third party could copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology, it would make it easier for our competitors to offer similar products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

We may make business acquisitions or investments, which involve significant risk.

We may from time to time make acquisitions, enter into alliances or make investments in other businesses to complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, any such transactions could result in:

- issuances of equity securities dilutive to our existing stockholders;
- the incurrence of substantial debt and assumption of unknown liabilities;
- large one-time write-offs;
- amortization expenses related to intangible assets;
- the diversion of management's attention from other business concerns; and
- the potential loss of key employees from the acquired business.

Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees and customers, and ultimately may not be successful.

Additionally, in periods subsequent to an acquisition, we must evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

The price of our common stock may fluctuate significantly.

The price of our common stock is volatile and may fluctuate significantly. There can be no assurance as to the prices at which our common stock will trade or that an active trading market in our common stock will be sustained in the future. The market price at which our common stock trades may be influenced by many factors, including:

- our operating and financial performance and prospects, including our ability to achieve profitability within the forecasted time period;
- the depth and liquidity of the market for our common stock;
- investor perception of us and the industry in which we operate;
- the level of research coverage of our common stock;
- changes in earnings estimates or buy/sell recommendations by analysts;
- general financial and other market conditions; and
- domestic and international economic conditions.

In addition, public stock markets have experienced, and may in the future experience, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. If our common stock trades below $1.00 for 30 consecutive trading days, or if we otherwise do not meet the requirements for continued quotation on the Nasdaq Stock Market, our common stock could be delisted, which would adversely affect the ability of investors to sell shares of our common stock and could otherwise adversely affect our business.

Substantial sales of the shares of our common stock issuable upon exercise of the warrants issued to Conexant and Jazz, or of the warrants themselves, could adversely affect our stock price or our ability to raise additional financing in the public capital markets.

Conexant holds a warrant to acquire 30 million shares of our common stock at a price of $3.408 per share, exercisable through June 27, 2013, representing approximately 19 percent of our outstanding common stock on a fully diluted basis. Conexant also holds a warrant to acquire up to approximately 8.3 million shares of our common stock, some or all of which will become exercisable in the event we borrow under the credit facility provided by Conexant. The warrant will be exercisable for a period of ten years after the distribution at a price per share equal to the lesser of $3.408 or the fair market value of our common stock at the time of the borrowings under the credit facility that entitle Conexant to acquire the shares. In connection with the distribution, we also issued to Jazz a warrant to purchase an aggregate of 1,036,806 shares of our common stock at an exercise price of $2.5746 per share. As of September 30, 2004, 478,405 shares remain subject to that warrant, which is exercisable through January 20, 2005. To the extent the warrants are or become exercisable, the underlying shares of our common stock may be acquired and sold. Moreover, the warrants may be transferred or sold at any time. If Conexant sells the warrants or if Conexant or a transferee of the warrants exercises the warrants and sells a substantial number of shares of our common stock in the future, or if investors perceive that these sales may occur, the market price of our common stock could decline or market demand for our common stock could be sharply reduced and our ability to raise additional financing by issuing equity or equity-based securities in the public capital markets could be adversely affected.

Antidilution and other provisions in the warrants issued to Conexant may also adversely affect our stock price or our ability to raise additional financing.

Each of the warrants issued to Conexant contains antidilution provisions that provide for adjustment of the warrants' exercise prices, and the number of shares issuable under the warrants, upon the occurrence of certain events. If we issue, or are deemed to have issued, shares of our common stock, or securities convertible into our common stock, at prices below the current market price of our common stock (as defined in the warrants) at the time of the issuance of such securities, the warrants' exercise prices will be reduced and the number of shares issuable under the warrants will be increased. The amount of such adjustment, if any, will be determined pursuant to a formula specified in the warrants and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Adjustments to the warrants pursuant to these antidilution provisions may result in significant dilution to the interests of our existing stockholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us.

In addition, the exercise price of the warrant issued to Conexant in connection with the Credit Agreement will be the lesser of $3.408 or the fair market value of our common stock at the time of the borrowings under the credit facility that entitle Conexant to acquire the shares. Any such reduction in the exercise price of the warrant would dilute the interests of other stockholders and effectively increase our cost of borrowing under the Credit Agreement.

Moreover, we may not realize any cash proceeds from the exercise of any of the warrants held by Conexant. A holder of the warrants may opt for a cashless exercise of all or part of the warrants. In a cashless exercise, the holder of the warrants would make no cash payment to us, and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the warrants over the exercise price of the warrants. Such an issuance of common stock would be immediately dilutive to the interests of other stockholders.

Some of our directors and executive officers may have potential conflicts of interest because of their positions with Conexant or their ownership of Conexant common stock.

Some of our directors are Conexant directors, and our non-executive chairman of the board is chairman of the board and chief executive officer of Conexant. Several of our directors and executive officers own Conexant common stock and hold options to purchase Conexant common stock. Service on our board of directors and as a director or officer of Conexant, or ownership of Conexant common stock by our directors and executive officers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Conexant. For example, potential conflicts could arise in connection with decisions involving the credit facility provided to us by Conexant or the warrants to purchase our common stock issued to Conexant, or under the other agreements entered into between us and Conexant in connection with the distribution.

Our restated certificate of incorporation includes provisions relating to the allocation of business opportunities that may be suitable for both us and Conexant based on the relationship to the companies of the individual to whom the opportunity is presented and the method by which it was presented and also includes provisions limiting challenges to the enforceability of contracts between us and Conexant.

We may have difficulty resolving any potential conflicts of interest with Conexant, and even if we do, the resolution may be less favorable than if we were dealing with an entirely unrelated third party.

Provisions in our organizational documents and rights plan and Delaware law will make it more difficult for someone to acquire control of us.

Our restated certificate of incorporation, our amended bylaws, our rights agreement and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and amended bylaws include provisions such as:

- the division of our board of directors into three classes to be elected on a staggered basis, one class each year;
- the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;
- a prohibition on stockholder action by written consent;
- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;
- a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or amended bylaws;
- elimination of the right of stockholders to call a special meeting of stockholders; and
- a fair price provision.

Our rights agreement gives our stockholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

In addition to the rights agreement and the provisions in our restated certificate of incorporation and amended bylaws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder or specified stockholder approval requirements are met.

Available Information

We maintain an Internet website at http://www.mindspeed.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and other information related to our company, are available free of charge on this site as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission. Our Code of Business Conduct, Corporate Governance Guidelines and Board Committee Charters are also available on our website. We will provide reasonable quantities of paper copies of filings free of charge upon request. In addition, we will provide a copy of the Board Committee Charters to stockholders upon request. No portion of our Internet website or the information contained in or connected to the website is incorporated into this Annual Report on Form 10-K.

Item 2. *Properties*

At October 29, 2004, we occupied our headquarters located in Newport Beach, California (which includes design and sales offices), 6 design centers and 15 sales locations. These facilities had an aggregate floor space of approximately 293,000 square feet, all of which is leased, consisting of approximately 190,000 square feet at our headquarters, 85,000 square feet at our design centers and 18,000 square feet at our sales locations. As part of the restructuring plan we announced in October 2004, we expect to close our design center in Herzlia, Israel. We believe our properties are well maintained, are in sound operating condition and contain all the equipment and facilities to operate at present levels.

Through our design centers we provide design engineering and product application support and after-sales service to our OEM customers. The design centers are strategically located around the world to take advantage of key technical and engineering talent worldwide.

Item 3. *Legal Proceedings*

Various lawsuits, claims and proceedings have been or may be instituted or asserted against us or our subsidiaries, including those pertaining to product liability, intellectual property and employment matters. Pursuant to the Distribution Agreement, we assumed liability for all current and future litigation against Conexant or its subsidiaries to the extent related to the Mindspeed business.

The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on our financial condition or results of operations. Based on our evaluation of matters which are pending or asserted, we believe the disposition of such matters will not have a material adverse effect on our financial condition or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our stockholders during the quarter ended September 30, 2004.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the Nasdaq National Market under the symbol "MSPD." From June 30, 2003 to December 12, 2003, our common stock was traded on the American Stock Exchange. Prior to June 30, 2003, we were a wholly owned subsidiary of Conexant.

The following table lists the high and low sales price of our common stock as reported by the Nasdaq National Market or the American Stock Exchange, as applicable, for the periods indicated.

	High	Low
Fiscal 2003		
Quarter ended September 30, 2003	$ 6.20	$2.00
Fiscal 2004		
Quarter ended December 31, 2003	$ 7.45	$4.90
Quarter ended March 31, 2004	$11.36	$5.73
Quarter ended June 30, 2004	$ 7.75	$4.25
Quarter ended September 30, 2004	$ 4.38	$1.95

The last reported sale price of our common stock on November 22, 2004 was $2.45 and there were approximately 42,000 holders of record of our common stock. However, many holders' shares are listed under their brokerage firms' names. We estimate our actual number of beneficial stockholders to be approximately 200,000.

We have never paid cash dividends on our capital stock. We currently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

During fiscal 2004, we issued an aggregate of 477,344 shares of our common stock upon partial exercises of a warrant held by Jazz. These shares of common stock were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

We made no repurchases of our equity securities during fiscal 2004.

Item 6. ***Selected Financial Data***

The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K. Our consolidated statement of operations data for each of the fiscal years presented and our consolidated balance sheet data as of September 30, 2004, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements. Our consolidated balance sheet data as of September 30, 2000 have been derived from our unaudited consolidated financial statements. The selected financial data include our results of operations and financial position while we were part of Conexant prior to June 27, 2003. The financial data for periods prior to June 27, 2003 do not reflect what our results of operations and financial position would have been if we had operated as an independent public company during those periods.

	Year Ended September 30,				
	2004	2003	2002	2001	2000(1)
	(In thousands, except per share amounts)				
Statement of Operations Data					
Net revenues	$119,435	$ 81,906	$ 80,036	$ 305,368	$ 579,206
Cost of goods sold	35,149	25,127	29,410	228,994	233,646
Gross margin	84,286	56,779	50,626	76,374	345,560
Operating expenses:					
Research and development	79,582	106,289	167,148	196,642	136,237
Selling, general and administrative	46,845	49,656	69,500	109,532	81,997
Amortization of intangible assets	50,318	51,223	312,388	304,991	143,171
Special charges(2)	387	27,170	168,866	7,665	—
Purchased in-process research and development	—	—	—	—	191,348
Total operating expenses	177,132	234,338	717,902	618,830	552,753
Operating loss	(92,846)	(177,559)	(667,276)	(542,456)	(207,193)
Other income (expense), net	320	1,078	(298)	(448)	1,433
Loss before income taxes	(92,526)	(176,481)	(667,574)	(542,904)	(205,760)
Provision (benefit) for income taxes	721	780	699	(46,511)	27,051
Loss before cumulative effect of accounting change	(93,247)	(177,261)	(668,273)	(496,393)	(232,811)
Cumulative effect of change in accounting for goodwill(3)	—	(573,184)	—	—	—
Net loss	$(93,247)	$(750,445)	$(668,273)	$(496,393)	$(232,811)

	Year Ended September 30,				
	2004	2003	2002	2001	2000(1)
	(In thousands, except per share amounts)				
Loss per share, basic and diluted:					
Loss before cumulative effect of accounting change	$ (0.95)	$ (1.98)	$ (7.74)	$ (6.09)	$ (3.30)
Cumulative effect of change in accounting for goodwill(3)	—	(6.39)	—	—	—
Net loss	$ (0.95)	$ (8.37)	$ (7.74)	$ (6.09)	$ (3.30)

	As of September 30,				
	2004	2003	2002	2001	2000
Balance Sheet Data					
Working capital	$ 49,082	$ 71,783	$(35,430)	$ (50,377)	$ 182,688
Total assets	126,300	203,889	787,111	1,250,012	1,651,653
Stockholders' equity	90,927	167,134	720,323	1,155,015	1,520,687

(1) In fiscal 2000, Conexant completed six acquisitions related to our business, including: Microcosm Communications Limited in January; Maker Communications, Inc. in March; Applied Telecom, Inc. in April; HotRail, Inc. in June; and Novanet Semiconductor Ltd. and NetPlane Systems, Inc. in September. In connection with the distribution, Conexant transferred to us all of the capital stock of Microcosm, Maker, Applied Telecom, HotRail and Novanet. In January 2003, Conexant sold the assets of NetPlane.

(2) Special charges consist of asset impairments, restructuring charges, separation costs and gains and losses on the sale of certain assets.

(3) Effective October 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and recorded an impairment charge of $573.2 million to write down the carrying value of goodwill to estimated fair value.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We design, develop and sell semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from physical-layer transceivers and framers to higher-layer network processors, are classified into four focused product families: high-performance analog products, multiservice access DSP products, T/E carrier products and ATM/MPLS network processor products. Our products are sold to OEMs for use in a variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, digital loop carrier equipment and IP PBXs. Service providers use this equipment for the processing, transmission and switching of high-speed voice and data traffic, including advanced services such as VoIP, within different segments of the communications network. Our customers include Alcatel Data Networks, S.A., Cisco Systems, Inc., Huawei Technologies Co., Ltd., Nortel Networks, Inc. and Siemens A.G.

We market and sell our semiconductor products and system solutions directly to leading network infrastructure OEMs. We also sell our products indirectly through electronic component distributors and third-party electronic manufacturing service providers, who manufacture products incorporating our semiconductor networking solutions for OEMs. Sales to distributors accounted for approximately 53% of our revenues for fiscal 2004. For fiscal 2004, distributors Avnet, Inc. and RTI Industries Company Ltd. accounted for 16% and 12%, respectively, of our net revenues; no other direct customer accounted for 10% or more of our net revenues. Including indirect sales, we believe that Cisco Systems, Inc. accounted for approximately 20% of our fiscal 2004 net revenues and that no other OEM customer accounted for 10% or more of our net revenues. For fiscal 2004, approximately 68% of our total sales were to customers located outside the United States, primarily in the Asia-Pacific region and Europe. We believe a substantial portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region are ultimately shipped to end markets in the Americas and Europe.

Trends and Factors Affecting Our Business

During the late 1990's and extending into 2000, the semiconductor industry in general, and communications applications in particular, enjoyed unprecedented growth, benefiting from the rapid expansion of the Internet and other communication services worldwide. Beginning in fiscal 2001, we — like many of our customers and competitors — were adversely impacted by a global economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our communications semiconductor products. The impact of weakened end-customer demand was compounded by higher than normal levels of equipment and component inventories held by many of our customers. These conditions represented the worst downturn in the history of the semiconductor industry, and the market for communications semiconductor products was impacted more severely than the industry as a whole. During this period, our net revenues decreased from $579.2 million for fiscal 2000 to $80.0 million in fiscal 2002.

In response to this severe downturn in the markets for our products, we took a number of actions to improve our financial performance, including workforce reductions, significant decreases in capital spending, the consolidation of certain facilities and salary reductions for our senior management team. These actions reduced our workforce from approximately 1,500 employees in fiscal 2000 to 633 employees at October 29, 2004. Through these cost reduction actions, we reduced our combined research and development and selling, general and administrative expenses from $306.2 million in fiscal 2001 to $126.4 million in fiscal 2004. In October 2004, we announced additional cost reduction actions as discussed below.

At the same time, we have sought to maximize our return on our research and development spending by focusing our efforts on products for the network infrastructure applications that we believe offer the most attractive near-term growth prospects. In addition, we eliminated research and development spending in product areas that we believe have a longer return-on-investment timeframe or that address slower growth markets. In particular, we ceased research and development efforts directed toward applications such as high-end optical networking. As a result of this process, we closed three design centers and we sold the assets of the NetPlane Systems software business.

Our products are components of network infrastructure equipment. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. These "design wins" are an integral part of the long sales cycle for our products. Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our products during development of their products, enhance our ability to obtain design wins and encourage adoption of our technology by the industry.

In order to achieve profitability, we must achieve substantial revenue growth. Our ability to achieve the necessary revenue growth will depend on renewed demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers. We believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, offers attractive long-term growth prospects due to increasing demand for network capacity, the continued upgrading and expansion of existing networks and the build-out of telecommunication networks in developing countries. However, the semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. These factors have caused substantial fluctuations in our revenues and our results of operations in the past, and we may experience cyclical fluctuations in our business in the future.

Spin-off from Conexant Systems, Inc.

On June 27, 2003, Conexant completed the distribution to Conexant stockholders of all outstanding shares of common stock of Mindspeed, then a wholly owned subsidiary of Conexant. In the distribution, each Conexant stockholder received one share of our common stock, par value $.01 per share (including an associated preferred share purchase right), for every three shares of Conexant common stock held and cash for any fractional share of our common stock. Following the distribution, we began operations as an independent, publicly held company. Our common stock now trades on the Nasdaq National Market under the ticker symbol "MSPD".

Prior to the distribution, Conexant transferred to us the assets and liabilities of its Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to us under the Distribution Agreement entered into between us and Conexant. Also prior to the distribution, Conexant contributed to us cash in an amount such that at the time of the distribution our cash balance was $100 million. We issued to Conexant a warrant to purchase 30 million shares of our common stock at a price of $3.408 per share, exercisable for a period of ten years after the distribution.

We and Conexant also entered into a Credit Agreement, pursuant to which we may borrow up to $50 million for working capital and general corporate purposes. In connection with the Credit Agreement, we issued Conexant an additional warrant to purchase up to 8.3 million shares of our common stock. The number of shares that may be acquired under the Credit Agreement warrant will depend on the highest level of borrowings under the credit facility, increasing on a pro rata basis up to a maximum of 8.3 million shares if the level of borrowings under the credit facility reaches $50 million. The warrant will be exercisable for a period of ten years after the distribution at a price per share equal to the lesser of $3.408 or the fair market value of our common stock at the time of the borrowings under the credit facility that entitle Conexant to acquire the shares. We and Conexant also entered into an Employee Matters Agreement, a Tax Allocation Agreement, a Transition Services Agreement and a Sublease.

Our consolidated financial statements for periods prior to the distribution include allocations of certain Conexant expenses. The expense allocations were determined using methods that we and Conexant considered to be reasonable reflections of our utilization of services provided or the benefit we received. The allocation methods include specific identification, relative revenues or costs, or headcount. We believe that the expenses allocated to us are representative of the operating expenses we would have incurred had we operated on a stand-alone basis.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting our consolidated financial statements are those relating to allowances for doubtful accounts, inventories, long-lived assets, income taxes, restructuring costs, litigation and revenue recognition. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected.

Inventories — We write down our inventory for estimated obsolete or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than our estimates, additional inventory write-downs may be required. In the event we experience unanticipated demand and are able to sell a portion of the inventories we have previously written down, our gross margins will be favorably affected.

Allowance for Doubtful Accounts — We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our estimates of such losses are based on an assessment of the aging of outstanding accounts receivable and a review of specific customer accounts. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates and additional allowances would be required.

Revenue Recognition — We recognize revenues from product sales upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. We make certain product sales to electronic component distributors under agreements allowing for a right to return unsold products. Recognition of revenue on all sales to these distributors is deferred until the products are sold by the distributors to a third party. We record a provision for estimated sales returns in the same period as the related revenues are recognized. We base these estimates on our historical experience and other known factors. To the extent actual sales returns differ from our estimates, our future results of operations may be affected.

Impairment of Long-Lived Assets — We continually monitor and review long-lived assets, including fixed assets, goodwill and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

We test goodwill for impairment using the fair value based test prescribed by Statement of Financial Accounting Standards (SFAS) No. 142. The estimates and assumptions described above (along with other factors such as discount rates) also affected the amount of the impairment loss we recognized upon adoption of SFAS 142.

Deferred Income Taxes — We have provided a full valuation allowance against our deferred tax assets. If sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce our valuation allowance, resulting in income tax benefits in our statement of operations. We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance quarterly.

Results of Operations

For fiscal 2004, we achieved net revenues of $119.4 million, an increase of 46% over fiscal 2003 revenues of $81.9 million, due to increased demand across each of our four product families. At the same time, we reduced our operating loss to $92.8 million for fiscal 2004, from $177.6 million in fiscal 2003. The improvement in our operating loss reflects the revenue growth we achieved, as well as the benefit of the expense reduction initiatives we implemented prior to fiscal 2004. Our operating loss for fiscal 2003 included special charges totaling $27.2 million for restructuring costs and asset impairments.

In the fourth quarter of fiscal 2004, our revenues and operating loss were adversely affected by a drop in end-customer demand — particularly in China — combined with a build-up in the levels of inventory held by a number of our key customers. As a result, our fiscal 2004 fourth quarter net revenues decreased approximately 25%, as compared to the preceding quarter, to $26.6 million. The revenue decrease reflects lower sales volume across our multiservice access DSP products, high-performance analog products and T/E carrier products. Our operating loss for the fiscal 2004 fourth quarter was $26.2 million.

2004 Restructuring Plan

In October 2004, we announced a restructuring plan intended to reduce our operating expenses while focusing our research and development investment in key high-growth markets, including voice-over-IP and high-performance analog applications. We expect the restructuring plan will reduce our combined research and development and selling, general and administrative expenses from $31.2 million for the fourth quarter of fiscal 2004 to approximately $26 million in the fourth quarter of fiscal 2005, a decrease of approximately 17 percent.

Expense reduction actions under the restructuring plan include workforce reductions and the closure of our design center in Herzlia, Israel. Approximately 80% of the expense reductions will come from the termination of research and development programs which we believe have a longer return-on-investment timeframe or that address slower growth markets. The affected research and development programs are principally our ATM/MPLS network processor products and, to a lesser extent, our T/E carrier transmission products. The remainder of the expected cost savings will come from the selling, general and administrative functions. We expect these actions to reduce our workforce from approximately 645 employees at September 30, 2004 to approximately 535 employees. We plan to complete the majority of these actions by June 30, 2005, and we expect to realize the full benefit of the cost reductions beginning in the fiscal 2005 fourth quarter.

In connection with these actions, we expect to record restructuring charges of approximately $6 million during fiscal 2005. The restructuring charges will principally consist of cash payments for severance benefits payable to affected employees and costs related to contractual obligations for the purchase of design tools and other services in excess of our requirements. We expect to pay the majority of these costs during fiscal 2005. Cash payments to complete the restructuring actions will be funded from available cash balances and funds from product sales, and are not expected to impact significantly our liquidity.

Net Revenues

We recognize revenues from product sales upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. We sell a portion of our products to electronic component distributors under agreements allowing for a right to return unsold products. We defer the recognition of revenue on all sales to these distributors until the products are sold by the distributors to a third party. We record a reserve for sales returns and allowances for other customers based on historical experience or specific identification of an event necessitating a reserve. Development revenue is recognized when services are performed and was not significant for any of the periods presented. The following table summarizes our net revenues:

	2004	Change	2003	Change	2002
			(In millions)		
Net revenues	$119.4	46%	$81.9	2%	$80.0

The 46% increase in our net revenues for fiscal 2004 reflects higher sales volumes in each of our four product families, led by our multiservice access DSP products and our T/E carrier products. We experienced sharply increased demand for our multiservice access voice-over-IP solutions used in carrier infrastructure applications. Our T/E carrier products benefited from higher demand for our T/E transmission and SONET solutions, including our DS3/E3 products and HDLC protocol controllers. OEMs use these devices in next-generation networking equipment designed to increase the capacity, flexibility and speed of metropolitan area networks. We also experienced increased demand, in comparison to fiscal 2003 levels, for our ATM/MPLS network processor products for use in wireless, enterprise and broadband infrastructure applications. Our high-performance analog products benefited from continued demand for our physical media dependent devices from OEMs in the Asia-Pacific region, for use in infrastructure equipment for fiber-to-the-premise deployments and metropolitan area networks.

Our revenues for fiscal 2003 compared to fiscal 2002 reflect higher sales volumes in our high-performance analog products, with strong demand for our crosspoint switches for storage applications. Our physical media devices also experienced strong demand from OEMs in the Asia-Pacific region for use in infrastructure equipment for fiber-to-the-home deployments and metropolitan area networks. Overall, sales to customers in the Asia-Pacific region for fiscal 2003 increased 50% over fiscal 2002, benefiting from network infrastructure build-out in that region. Our fiscal 2003 revenues also reflect higher sales volumes in our ATM/MPLS network processors and T/E carrier products. These increases were partially offset by lower shipments of our multiservice access DSP products and DSL transceivers and the effect of our divestiture of the NetPlane Systems, Inc. (NetPlane) software business early in fiscal 2003.

Gross Margin

	2004	Change	2003	Change	2002
			(In millions)		
Gross margin	$84.3	48%	$56.8	12%	$50.6
Percent of net revenues	71%		69%		63%

Gross margin represents revenues less cost of goods sold. As a fabless semiconductor company, we use third parties (including TSMC, Jazz and Amkor and, prior to the organization of Jazz in March 2002, Conexant) for wafer fabrication and assembly and test services. Our cost of goods sold consists predominantly of: purchased finished wafers; assembly and test services; royalty and other intellectual property costs; labor and overhead costs associated with product procurement; and sustaining engineering expenses pertaining to products sold. Our gross margins for fiscal 2004 compared with fiscal 2003 reflect the 46% increase in revenues and the favorable impact of the cost reduction actions we took in fiscal 2003.

Our gross margins for fiscal 2003 compared with fiscal 2002 reflect the effect of higher quarterly revenues and the favorable impact of our cost reduction actions. Gross margins for fiscal 2003 also benefited from lower provisions for excess and obsolete inventories.

Our gross margins also benefited from the sale of inventories with an original cost of $9.0 million (2004), $4.1 million (2003) and $4.6 million (2002) that we had written down to a zero cost basis during fiscal year 2001. These sales resulted from renewed demand for certain products that was not anticipated at the time of the write-downs. The previously written-down inventories were generally sold at prices which exceeded their original cost.

In fiscal 2001, we recorded an aggregate of $83.5 million of inventory write-downs, reducing the cost basis of the affected inventories to zero. The fiscal 2001 inventory write-downs resulted from the sharply reduced end-customer demand for network infrastructure equipment during that period. As a result of these market conditions, we experienced a significant number of order cancellations and a decline in the volume of new orders beginning in the fiscal 2001 first quarter. The inventories written down in fiscal 2001 principally consisted of multiservice access processors and DSL transceivers.

We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand (generally over twelve months). Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

Our products are used by OEMs that have designed our products into network infrastructure equipment. For many of our products, we gain these design wins through a lengthy sales cycle, which often includes providing technical support to the OEM customer. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. When the quantities of inventory on hand exceed foreseeable demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the estimated realizable value of such inventories to us is generally zero.

From the time of the fiscal 2001 inventory write-downs through September 30, 2004, we scrapped a portion of these inventories having an original cost of $35.3 million and sold a portion of these inventories with an original cost of $17.7 million. The sales resulted from increased demand beginning in the first quarter of fiscal 2002 which was not anticipated at the time of the write-downs. As of September 30, 2004, we continued to hold inventories with an original cost of $30.4 million which were previously written down to a zero cost basis. We currently intend to hold these remaining inventories and will sell these inventories if we experience renewed demand for these products. While there can be no assurance that we will be able to do so, if we are able to sell a portion of the inventories which are carried at zero cost basis, our gross margins will be favorably affected by an amount equal to the original cost of the zero-cost basis inventory sold. To the extent that we do not experience renewed demand for the remaining inventories, they will be scrapped as they become obsolete.

We base our assessment of the recoverability of our inventories, and the amounts of any write-downs, on currently available information and assumptions about future demand and market conditions. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

Research and Development

	2004	Change	2003	Change	2002
			(In millions)		
Research and development	$79.6	(25)%	$106.3	(36)%	$167.1
Percent of net revenues	67%		130%		209%

Our research and development (R&D) expenses consist principally of direct personnel costs, electronic design automation tools, photomask development and pre-production evaluation and test costs. The decreases in R&D expenses for fiscal 2004 and 2003 compared to the immediately preceding years primarily reflect the lower headcount and personnel-related costs that resulted from the expense reduction actions we initiated in fiscal 2003 and fiscal 2002. During fiscal 2002, we reduced our workforce, eliminated R&D spending directed at high-end optical networking applications and we closed our Novanet Semiconductor Ltd. subsidiary design center. During fiscal 2003, we implemented an additional workforce reduction and closed design centers in San Jose, California and Bristol, United Kingdom. Also during 2003, we completed the divestiture of NetPlane. The decrease in R&D expenses for fiscal 2004 as compared to fiscal 2003 also reflects lower costs for photomask development, materials and supplies.

We anticipate further reductions in our R&D expenses under our 2004 restructuring plan discussed above.

Selling, General and Administrative

	2004	Change	2003	Change	2002
			(In millions)		
Selling, general and administrative	$46.8	(6)%	$49.7	(29)%	$69.5
Percent of net revenues	39%		61%		87%

Our selling, general and administrative (SG&A) expenses include personnel costs, independent sales representative commissions, product marketing, applications engineering and other marketing costs. Our SG&A expenses also include costs of corporate functions including accounting, finance, legal, human resources, information systems and communications. The decrease in SG&A expenses for fiscal 2004 compared to fiscal 2003 primarily reflects the positive impact of lower headcount and personnel-related costs resulting from the expense reduction actions we initiated during fiscal 2003. The expense reductions were partially offset by increased selling costs resulting from higher sales volumes and public company costs. SG&A expenses for fiscal 2004 also include employee separation costs of $630,000 for severance benefits payable to certain former officers of the company as a result of organizational changes.

The decrease in SG&A expenses for fiscal 2003 compared to fiscal 2002 primarily reflects lower headcount and personnel-related costs resulting from our expense reduction and restructuring actions. For fiscal 2003, the decrease in SG&A expenses also reflects a $2.5 million decrease in provisions for losses on accounts receivable, which totaled approximately $(0.6) million in fiscal 2003 due to the recovery of certain accounts that we previously expected we would be unable to collect.

We anticipate further reductions in our SG&A expenses under our 2004 restructuring plan discussed above.

Amortization of Intangible Assets and Change in Accounting for Goodwill

	2004	Change	2003	Change	2002
			(In millions)		
Amortization of intangible assets	$50.3	(2)%	$51.2	(84)%	$312.4

The lower amortization expenses in fiscal 2004 and 2003, as compared to fiscal 2002, primarily resulted from the adoption of SFAS 142, "Goodwill and Other Intangible Assets," as of the beginning of fiscal 2003. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that we no longer amortize goodwill into our results of operations. Instead, goodwill must be tested at least annually for impairment and written down when impaired. Intangible assets other than goodwill are amortized on a straight-line basis over periods averaging approximately five years and extending to various dates through June 2005.

Future periodic impairment tests may result in significant write-downs of the value of our intangible assets. Unless earlier impairment is required, we expect that amortization of intangible assets will total approximately $20.4 million for fiscal 2005.

Also upon adoption of SFAS 142, we completed the transition impairment test of our goodwill required by SFAS 142. Our business consists of one reporting unit (as defined in SFAS 142) and, for purposes of the impairment test, we determined its fair value considering both an income approach and a market approach. Management determined that the recorded value of goodwill exceeded its fair value (estimated to be zero) by $573.2 million. In the first quarter of fiscal 2003, we recorded a $573.2 million charge — reflected in the accompanying statement of operations as the cumulative effect of a change in accounting principle — to write down the value of goodwill to estimated fair value. The impaired goodwill comprises the unamortized balances of goodwill relating to Maker Communications, Inc., HotRail, Inc., Microcosm Communications Limited and Applied Telecom, Inc. Conexant acquired each of these businesses during fiscal 2000 for the Mindspeed business. The impairment charge resulted from the sharp decline in the valuations assigned to communications semiconductor companies as of the time of the transition impairment test as compared with valuations at the dates of the respective acquisitions.

Special Charges

Special charges consist of the following:

	2004	2003	2002
		(In millions)	
Asset impairments	$ —	$23.4	$143.4
Restructuring charges	0.4	12.3	25.5
Other special charges	—	(8.5)	—
	$0.4	$27.2	$168.9

Asset Impairments

2003 Impairments — During fiscal 2003, we recorded an impairment charge of $19.1 million to write down the carrying value of identified intangible assets (principally developed technology) related to our HotRail subsidiary. In January 2003, we decided to close the HotRail design center and to curtail investment in selected associated products. We evaluated the recoverability of the assets of the HotRail business to determine whether their value was impaired, based upon the future cash flows expected to be generated by the affected products over the remainder of their life cycles (estimated to be approximately five years). The estimated sales volumes, pricing, gross margin and operating expenses were consistent with historical trends and other available information. Since the estimated undiscounted cash flows were less than the carrying value (approximately $27.4 million) of the related assets, we determined that the value of such assets was impaired. We recorded an impairment charge of $19.1 million, which was determined by comparing the estimated fair value of the assets to their carrying value. The fair value of the assets was determined by computing the present value of the expected future cash flows using a discount rate of 18%, which we believe is commensurate with the underlying risks associated with the projected cash flows. We believe the assumptions used in the discounted cash flow model represent a reasonable estimate of the fair value of the assets. The write-down established a new cost basis for the impaired assets.

Also during fiscal 2003, we recorded asset impairment charges totaling $4.3 million related to certain assets that we determined to abandon or scrap.

2002 Impairments — During fiscal 2002, we performed a strategic review of our operations and initiated restructuring actions intended to focus our research and development spending on products for the network infrastructure market segments we believe offer the most attractive near-term growth prospects, such as our products for metro/access applications. We believe that the end markets for optical long-haul networks offer weaker recovery prospects, with slow adoption of new, higher speed networks. We determined that this anticipated weak demand would adversely affect the potential return on continued investment in our Novanet Semiconductor Ltd. (Novanet) business, which was engaged in the development of semiconductor products for high-speed SONET applications. In June 2002, we closed the Novanet design center in Israel, which represented substantially all of Novanet's operations. We also expected this weak demand would adversely affect the operating performance of our NetPlane Systems, Inc. (NetPlane) software business and determined to divest the NetPlane business. NetPlane develops and sells networking protocol software and systems for control plane applications in network infrastructure equipment. We completed the sale of the assets of NetPlane in the second quarter of fiscal 2003 for net proceeds of $9.2 million.

As a result of these decisions, in fiscal 2002 we recorded impairment charges of $114.1 million to write down the carrying value of certain long-lived assets associated with these operations. Substantially all of the $61.0 million Novanet impairment charge was recorded to write down the carrying value of goodwill. The amount of the impairment charge was the excess of the carrying value of the goodwill over its fair value, which was estimated to be zero because we did not expect to realize any significant cash flows from Novanet. The principal components of the $53.1 million NetPlane impairment charge included the balances of goodwill ($40.8 million) and identified intangible assets ($12.3 million). The amount of the impairment charge was the excess of the carrying value over fair value, which was estimated to be zero because we did not at that time expect to realize any significant cash flows from the disposition of NetPlane.

Also during fiscal 2002, we recorded other asset impairment charges totaling $29.3 million. The impairment charges included $15.7 million to write off acquired technology that we determined, at the time of the impairment, would not be used in the future. The remaining impairment charges were associated with property and equipment that we determined to abandon or scrap.

Restructuring Charges

In fiscal 2001, 2002 and 2003, we implemented a number of cost reduction initiatives to improve our operating cost structure. The cost reduction initiatives included workforce reductions, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for the senior management team. During fiscal 2004, we completed the cost reduction actions under the restructuring plans and we realized their full effect beginning in the fiscal 2004 second quarter.

2002 Cost Reduction Plan — During fiscal 2002, we initiated additional actions to improve further our operating cost structure. Under this plan, we terminated approximately 110 employees and recorded charges aggregating $2.1 million. The charges were based upon estimates of the cost of severance benefits for the affected employees. In addition, we recorded restructuring charges of $0.2 million for costs associated with the consolidation of certain facilities. In fiscal 2003, we resolved our obligations related to certain leased facilities and reversed $0.1 million of previously accrued costs. Activity and liability balances related to the 2002 cost reduction plan through September 30, 2003 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 2,097	$ 171	$ 2,268
Cash payments	(1,488)	(37)	(1,525)
Non-cash charges	(609)	—	(609)
Restructuring balance, September 30, 2002	—	134	134
Expense reversal	—	(54)	(54)
Cash payments	—	(80)	(80)
Restructuring balance, September 30, 2003	$ —	$ —	$ —

Mindspeed Strategic Restructuring Plan — During the third quarter of fiscal 2002, we announced a number of expense reduction and restructuring initiatives intended to reduce further our operating cost structure and focus our research and development spending on products for the network infrastructure market segments we believe offer the most attractive near-term growth prospects. These actions included the elimination of research and development spending in high-end optical networking applications, the closure of Novanet, the divestiture of NetPlane and a reduction of support services spending, in total reducing our workforce by over 400 employees. During fiscal 2002, we terminated approximately 280 of such employees and recorded charges aggregating $7.1 million. These charges were based upon estimates of the cost of severance benefits for the affected employees. These actions reduced our workforce throughout our operations. In addition, we recorded restructuring charges of $16.1 million for costs associated with the consolidation of certain facilities, including lease cancellation and related costs.

During the first quarter of fiscal 2003, we implemented an additional workforce reduction affecting approximately 80 employees and closed our design center in Bristol, England. We recorded additional charges of $2.3 million for the workforce reductions, based upon estimates of the cost of severance benefits for the affected employees, and $4.6 million for commitments under license obligations for the purchase of design tools that we determined would not be used in the future. During the first quarter of fiscal 2003, we substantially completed these workforce reductions. Activity and liability balances related to the Mindspeed strategic restructuring plan through September 30, 2004 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 7,061	$ 16,109	$ 23,170
Cash payments	(2,419)	(1,211)	(3,630)
Non-cash charges	(552)	(354)	(906)
Restructuring balance, September 30, 2002	4,090	14,544	18,634
Charged to costs and expenses	2,341	4,589	6,930
Cash payments	(6,431)	(9,980)	(16,411)
Restructuring balance, September 30, 2003	—	9,153	9,153
Expense reversal	—	(38)	(38)
Cash payments	—	(5,149)	(5,149)
Restructuring balance, September 30, 2004	$ —	$ 3,966	$ 3,966

Mindspeed 2003 Restructuring Plan — In March 2003, we announced a number of expense reduction and restructuring initiatives intended to further improve our operating cost structure. The actions included the closure of the HotRail design center in San Jose, California and a further workforce reduction of approximately 130 employees. Restructuring charges for this plan included an aggregate of $4.8 million for severance benefits paid to the affected employees. In addition, restructuring charges for this plan also included $1.3 million for costs associated with the consolidation of certain facilities and lease cancellation and related costs. Activity and liability balances related to the Mindspeed 2003 restructuring plan through September 30, 2004 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 4,077	$ 1,568	$ 5,645
Cash payments	(3,759)	(191)	(3,950)
Restructuring balance, September 30, 2003	318	1,377	1,695
Charged to costs and expenses	689	(264)	425
Cash payments	(957)	(357)	(1,314)
Restructuring balance, September 30, 2004	$ 50	$ 756	$ 806

Other Restructuring Plans — In fiscal 2002, we made cash payments of $0.5 million to complete the cost reduction actions under two additional restructuring plans we initiated in fiscal 2001. In fiscal 2003, we reversed $0.2 million of previously accrued costs upon the resolution of liabilities for severance benefits payable under these plans.

Through September 30, 2004, we have paid an aggregate of $35.1 million in connection with our restructuring plans (including amounts paid prior to fiscal 2002) and we have a remaining accrued restructuring balance totaling $4.8 million, principally representing our obligations under non-cancelable leases and other contractual commitments. We expect to pay these obligations over their respective terms, which expire at various dates through fiscal 2008.

In October 2004, we announced a new restructuring plan intended to further reduce our operating expenses while focusing our research and development investment in what we believe are key high-growth markets, including voice-over-IP and high-performance analog applications. In connection with this plan, we expect to record restructuring charges of approximately $6 million during fiscal 2005. The restructuring charges will principally consist of cash payments for severance benefits payable to affected employees and costs related to contractual obligations for the purchase of design tools and other services in excess of our requirements. We expect to pay the majority of these costs during fiscal 2005.

Cash payments to complete each of our restructuring plans will be funded from available cash balances and funds from product sales and are not expected to impact significantly our liquidity.

Other Special Charges

Other special charges for fiscal 2003 consist of a $9.0 million gain on the sale of the assets of NetPlane, partially offset by losses on other asset sales.

Other Income (Expense), Net

	2004	2003	2002
		(In millions)	
Other income (expense), net	$0.3	$1.1	$(0.3)

Other income (expense), net principally consists of interest income, foreign exchange gains and losses, franchise taxes and other non-operating gains and losses. The increase in net other income for fiscal 2003, as compared to the net other expense for fiscal 2002, principally reflects higher foreign exchange gains combined with increased interest income resulting from higher invested cash balances subsequent to the distribution. In connection with the distribution, Conexant made a cash contribution to us in an amount such that at the time of the distribution our cash balance was $100 million. The decrease in net other income for fiscal 2004 reflects increased franchise taxes and lower foreign exchange gains, partially offset by increased interest income resulting from higher average invested cash balances during fiscal 2004.

Provision (Benefit) for Income Taxes

Our provision for income taxes for fiscal years 2004, 2003 and 2002 principally consisted of income taxes incurred by our foreign subsidiaries. As a result of our recent operating losses and our expectation of future operating results, we determined that it is more likely than not that the additional income tax benefits (principally net operating losses we can carry forward to future years) which arose during fiscal 2004, 2003 and 2002 will not be realized. Accordingly, we have not recognized any income tax benefits relating to our operating losses for those periods and we do not expect to recognize any income tax benefits relating to future operating losses until we believe that such tax benefits are more likely than not to be realized. We expect that our provision for income taxes for fiscal 2005 will principally consist of income taxes related to our foreign operations.

As of September 30, 2004, we had a valuation allowance of $224.0 million against our deferred tax assets (which reduces their carrying value to zero) because we do not expect to realize the deferred tax assets through the reduction of future income tax payments. As of September 30, 2004, we had U.S. federal net operating loss carryforwards of approximately $518.8 million, including the net operating loss carryforwards we retained in the distribution.

Quarterly Results of Operations

The following table presents our operating results for each of the eight fiscal quarters in the period ended September 30, 2004. The information for each of these quarters is derived from our unaudited interim financial statements which have been prepared on the same basis as the audited consolidated financial statements included in this Annual Report. In our opinion, all necessary adjustments, which consist only of normal and recurring accruals as well as the inventory write-downs, special charges and the cumulative effect of the change in accounting for goodwill, have been included to fairly present our unaudited quarterly results. This data should be read together with our consolidated financial statements and the notes thereto included in this report.

	Three Months Ended							
	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004
	(In thousands, except per share amounts)							
Statement of Operations Data								
Net revenues	$ 20,255	$ 18,311	$ 20,153	$ 23,187	$ 26,746	$ 30,750	$ 35,360	$ 26,579
Cost of goods sold	6,137	5,659	6,454	6,877	8,128	7,899	10,155	8,967
Gross margin	14,118	12,652	13,699	16,310	18,618	22,851	25,205	17,612
Research and development	31,152	26,190	26,251	22,696	20,424	20,120	19,095	19,943
Selling, general and administrative	12,128	13,326	12,418	11,784	11,960	10,913	12,744	11,228
Amortization of intangible assets	14,200	12,322	12,349	12,352	12,476	12,631	12,609	12,602
Special charges	3,831	15,407	6,019	1,913	—	387	—	—
Total operating expenses	61,311	67,245	57,037	48,745	44,860	44,051	44,448	43,773
Operating loss	(47,193)	(54,593)	(43,338)	(32,435)	(26,242)	(21,200)	(19,243)	(26,161)
Other income (expense), net	(35)	(122)	658	577	214	135	(82)	53
Loss before income taxes	(47,228)	(54,715)	(42,680)	(31,858)	(26,028)	(21,065)	(19,325)	(26,108)
Provision (benefit) for income taxes	120	140	202	318	192	281	816	(568)
Loss before cumulative effect of accounting change	(47,348)	(54,855)	(42,882)	(32,176)	(26,220)	(21,346)	(20,141)	(25,540)
Change in accounting for goodwill	(573,184)	—	—	—	—	—	—	—
Net loss	$(620,532)	$(54,855)	$(42,882)	$(32,176)	$(26,220)	$(21,346)	$(20,141)	$(25,540)
Loss per share, basic and diluted:								
Loss before cumulative effect of accounting change	$ (0.53)	$ (0.62)	$ (0.48)	$ (0.35)	$ (0.28)	$ (0.22)	$ (0.20)	$ (0.25)
Cumulative effect of change in accounting for goodwill	(6.48)	—	—	—	—	—	—	—
Net loss	$ (7.01)	$ (0.62)	$ (0.48)	$ (0.35)	$ (0.28)	$ (0.22)	$ (0.20)	$ (0.25)
Shares used in computing diluted loss per share	88,571	88,848	89,496	91,576	94,612	98,239	99,467	100,242

Through the third quarter of fiscal 2003, our quarterly revenues reflect increased demand across the majority of our products. Our revenues for the fourth quarter of fiscal 2004 were adversely affected by a drop in end-customer demand — particularly in China — combined with a build-up in the levels of inventory held by a number of our key customers.

Our quarterly R&D and SG&A expenses generally decreased through fiscal 2003 as a result of the workforce reductions and other cost reduction initiatives we implemented. Our combined R&D and SG&A expenses of $31.0 million for the fiscal 2004 second quarter reflect the full effect of the cost savings from the restructuring plans we initiated in fiscal 2002 and 2003.

Quarterly amortization of intangible assets decreased in the second quarter of fiscal 2003 due to the impairment of intangible assets related to our HotRail, Inc. subsidiary.

In fiscal 2003 and fiscal 2004, we recorded special charges for our restructuring plans. Special charges for fiscal 2003 also included asset impairments totaling $23.4 million, principally to write down the carrying value of certain intangible assets associated with HotRail, partially offset by gains from the sale of the assets of NetPlane and other items.

During the first quarter of fiscal 2003, we adopted SFAS 142 and recorded a $573.2 million charge — reflected in the accompanying statements of operations as the cumulative effect of a change in accounting principle — to write down the value of goodwill to its estimated fair value.

In the past, our quarterly operating results have fluctuated due to a number of factors, many of which are outside our control. These include changes in the overall demand for network infrastructure equipment, the timing of new product introductions, the timing of receipt, reduction or cancellation of significant orders by customers, and other factors that have had a significant impact on our revenues and gross margins. Significant quarterly fluctuations in results of operations have also caused significant fluctuations in our liquidity and working capital, including our cash and cash equivalents, accounts receivable and payable and inventories.

Liquidity and Capital Resources

Cash used in operating activities was $43.2 million for fiscal 2004 compared to $125.6 million for fiscal 2003 and $205.3 million for fiscal 2002. Operating cash flows for fiscal 2004 reflect our net loss of $93.2 million, partially offset by non-cash charges (depreciation, amortization and other) of $66.7 million, and net working capital increases of approximately $16.6 million.

The net working capital increases for fiscal 2004 principally consist of a $12.6 million increase in inventories resulting from our decision to increase inventory levels to satisfy anticipated customer demand. The net working capital increases also include a $7.8 million increase in accounts receivable due to higher quarterly sales compared to the fiscal 2003 fourth quarter and an increase in our average collection period. The amounts were partially offset by a $5.0 million increase in accounts payable, principally related to the timing of vendor payments.

Cash used in investing activities of $5.7 million for fiscal 2004 consisted of payments for capital expenditures, partially offset by proceeds from sales of assets of $54,000. Cash provided by investing activities for fiscal 2003 consisted of proceeds from sales of assets of $9.5 million, partially offset by capital expenditures of $3.4 million. Cash used in investing activities of $7.4 million for fiscal 2002 consisted of payments for capital expenditures of $8.2 million, partially offset by proceeds from asset sales of $0.8 million.

Cash provided by financing activities for fiscal 2004 consisted of proceeds of $12.5 million from the exercise of stock options and warrants, partially offset by deferred financing costs paid. Cash provided by financing activities of $192.4 million for fiscal 2003 included net transfers from Conexant of $186.6 million, including a cash contribution of approximately $94.9 million in connection with the distribution. Cash provided by financing activities for fiscal 2003 also included proceeds of $6.1 million from the exercise of stock options and warrants, partially offset by deferred financing costs paid. Cash provided by financing activities of $210.7 million for fiscal 2002 consisted of net transfers from Conexant.

Agreements with Conexant

Under the Credit Agreement with Conexant, we may borrow up to $50 million for working capital and other general corporate purposes. The credit facility is available for a term ending on June 29, 2007. We may borrow under the credit facility only to restore our cash balance to $25 million. Loans under the credit facility will accrue interest at the rate of 10 percent per annum, payable at maturity. The credit facility contains customary conditions and covenants, including restrictions on payment of dividends, consolidations, mergers, acquisitions, investments, capital expenditures, sales of assets, incurrence of indebtedness, transactions with affiliates and creation of liens and encumbrances. In the event that we make borrowings under the credit facility, Conexant will be entitled to exercise a portion of a warrant to purchase shares of our common stock.

Conexant's commitment to us under the credit facility will be reduced by the amount of any new financing. To the extent the balance outstanding, if any, under the credit facility exceeds the amount of Conexant's reduced commitment, we would be required to repay any such excess. As of September 30, 2004, we had made no borrowings under the credit facility.

In the distribution, we issued to Conexant a warrant to purchase 30 million shares of our common stock at a price of $3.408 per share, exercisable for a period of ten years after the distribution. In connection with the Credit Agreement, we issued to Conexant a warrant to purchase up to 8.3 million shares of our common stock. The number of shares that may be acquired under the Credit Agreement warrant will depend on the highest level of borrowings under the credit facility, increasing on a pro rata basis up to a maximum of 8.3 million shares if the level of borrowings under the credit facility reaches $50 million. The warrant will be exercisable for a period of ten years after the distribution at a price per share equal to the lesser of $3.408 or the fair market value of our common stock at the time of the borrowings under the credit facility that entitle Conexant to acquire the shares. As of September 30, 2004, no portion of the Credit Agreement warrant was exercisable.

Each of the warrants issued to Conexant contains antidilution provisions that provide for adjustment of the warrants' exercise prices, and the number of shares issuable under the warrants, upon the occurrence of certain events. If we issue, or are deemed to have issued, shares of our common stock, or securities convertible into our common stock, at prices below the current market price of our common stock (as defined in the warrants) at the time of the issuance of such securities, the warrants' exercise prices will be reduced and the number of shares issuable under the warrants will be increased. The amount of such adjustment, if any, will be determined pursuant to a formula specified in the warrants and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Adjustments to the warrants pursuant to these antidilution provisions may result in significant dilution to the interests of our existing stockholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us.

Moreover, we may not realize any cash proceeds from the exercise of any of the warrants held by Conexant. A holder of the warrants may opt for a cashless exercise of all or part of the warrants. In a cashless exercise, the holder of the warrants would make no cash payment to us, and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the warrants over the exercise price of the warrants. Such an issuance of common stock would be immediately dilutive to the interests of other stockholders.

Liquidity

Our principal sources of liquidity are our existing cash balances, cash generated from product sales and available borrowings under the $50 million credit facility with Conexant. Our cash and cash equivalents at September 30, 2004 totaled $43.6 million and our working capital at September 30, 2004 was $49.1 million.

In order to achieve profitability, or to generate positive cash flows from operations, we must achieve substantial revenue growth. This additional revenue growth will depend on a further renewal in demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers. In October 2004, we announced additional cost reduction actions which we expect will reduce our combined quarterly R&D and SG&A expenses to approximately $26 million by the fourth quarter of fiscal 2005. However, these expense reductions alone, without additional revenue growth, will not make us profitable. We expect to continue to incur significant operating losses and negative cash flows in the near term.

We believe that our existing sources of liquidity, along with cash expected to be generated from product sales, will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. We will need to continue a focused program of capital expenditures to meet our research and development and corporate requirements. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings. In order to fund capital expenditures, increase our working capital or complete any acquisitions, we may seek to obtain additional debt or equity financing. However, we cannot assure you that such financing will be available to us on favorable terms, or at all.

Contractual Obligations

In connection with the distribution, we entered into a Sublease with Conexant pursuant to which we lease our headquarters in Newport Beach, California. The Sublease has an initial term extending through June 2008. We may, at our option, renew the Sublease for an additional two-year term. Rent payable under the Sublease will be a prorated portion of Conexant's actual costs, plus additional fees in the option term. We estimate our minimum future obligation under the Sublease at approximately $6.5 million annually (a total of $24.4 million over the remainder of the initial lease term), but actual rents under the Sublease will vary based upon Conexant's actual costs.

We lease our other facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through 2009 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. Rental expense under operating leases was approximately $6.8 million during fiscal 2004.

As of September 30, 2004, we had no long-term debt or capital lease obligations. The following table summarizes the future payments we are required to make under contractual obligations as of September 30, 2004:

	Payments due by period				
Contractual Obligations	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
			(In millions)		
Operating leases	$32.2	$10.1	$16.9	$5.2	$—
Purchase obligations	6.5	4.5	2.0	—	—
Total	$38.7	$14.6	$18.9	$5.2	$—

Off-Balance Sheet Arrangements

We have made guarantees and indemnities, under which we may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the distribution, we generally assumed responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to the Mindspeed business. We may also be responsible for certain tax liabilities under the tax allocation agreement between us and Conexant, which provides that we will be responsible for certain taxes imposed on us, Conexant or Conexant stockholders if either the distribution fails to qualify as a reorganization for U.S. federal income tax purposes or the distribution is disqualified as a tax-free transaction to Conexant for U.S. federal income tax purposes and such failure or disqualification is attributable to post-distribution transaction actions by us. In connection with certain facility leases, we have indemnified our lessors for certain claims arising from the facility or the lease. We indemnify our directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The majority of guarantees and indemnities do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our financial instruments include cash and cash equivalents. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Consequently, we invest in the securities of high-credit-quality issuers and limit the amount of our credit exposure to any one issuer. We do not use derivative instruments for speculative or investment purposes. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of September 30, 2004, the carrying value of our cash and cash equivalents approximates fair value.

We transact business in various foreign currencies, and we have established a foreign currency hedging program utilizing foreign currency forward exchange contracts to hedge certain foreign currency transaction exposures. Under this program, we seek to offset foreign currency transaction gains and losses with gains and losses on the forward exchange contracts, so as to mitigate our overall risk of foreign currency transaction gains and losses. We do not enter into forward exchange contracts for speculative or trading purposes. At September 30, 2004, we held no foreign currency forward exchange contracts. Based on our overall currency rate exposure at September 30, 2004, a 10 percent change in currency rates would not have a material effect on our consolidated financial position, results of operations or cash flows.

MINDSPEED TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

	September 30,	
	2004	2003
	(In thousands, except per share amounts)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 43,638	$ 80,121
Receivables, net of allowances for doubtful accounts of $627 (2004) and $932 (2003)	19,618	11,652
Inventories	11,986	4,035
Other current assets	6,114	7,926
Total current assets	81,356	103,734
Property, plant and equipment, net	20,979	26,612
Intangible assets, net	20,385	69,867
Other assets	3,580	3,676
Total assets	$ 126,300	$ 203,889
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 13,112	$ 8,110
Deferred revenue	3,471	3,173
Accrued compensation and benefits	9,282	8,424
Restructuring	2,823	7,273
Other current liabilities	3,586	4,971
Total current liabilities	32,274	31,951
Other liabilities	3,099	4,804
Total liabilities	35,373	36,755
Commitments and contingencies	—	—
Stockholders' Equity		
Preferred stock, $0.01 par value: 25,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value, 500,000 shares authorized; 100,619 (2004) and 93,545 (2003) issued shares	1,006	935
Additional paid-in capital	231,577	215,518
Accumulated deficit	(125,423)	(32,176)
Accumulated other comprehensive loss	(16,024)	(16,959)
Unearned compensation	(209)	(184)
Total stockholders' equity	90,927	167,134
Total liabilities and stockholders' equity	$ 126,300	$ 203,889

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,		
	2004	2003	2002
	(In thousands, except per share amounts)		
Net revenues	$119,435	$ 81,906	$ 80,036
Cost of goods sold	35,149	25,127	29,410
Gross margin	84,286	56,779	50,626
Operating expenses:			
Research and development	79,582	106,289	167,148
Selling, general and administrative	46,845	49,656	69,500
Amortization of intangible assets	50,318	51,223	312,388
Special charges	387	27,170	168,866
Total operating expenses	177,132	234,338	717,902
Operating loss	(92,846)	(177,559)	(667,276)
Other income (expense), net	320	1,078	(298)
Loss before income taxes	(92,526)	(176,481)	(667,574)
Provision for income taxes	721	780	699
Loss before cumulative effect of accounting change	(93,247)	(177,261)	(668,273)
Cumulative effect of change in accounting for goodwill	—	(573,184)	—
Net loss	$(93,247)	$(750,445)	$(668,273)
Loss per share, basic and diluted:			
Loss before cumulative effect of accounting change	$ (0.95)	$ (1.98)	$ (7.74)
Cumulative effect of change in accounting for goodwill	—	(6.39)	—
Net loss	$ (0.95)	$ (8.37)	$ (7.74)
Number of shares used in per share computation	98,140	89,623	86,333

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2004	2003	2002
		(In thousands)	
Cash Flows From Operating Activities			
Net loss	$(93,247)	$(750,445)	$(668,273)
Adjustments required to reconcile net loss to net cash used in operating activities:			
Cumulative effect of change in accounting for goodwill	—	573,184	—
Depreciation	11,263	14,629	21,903
Amortization of intangible assets	50,318	51,223	312,388
Asset impairments	—	23,397	143,428
Provision for losses on accounts receivable	(118)	(593)	1,936
Inventory provisions	4,697	1,239	4,518
Stock compensation	270	722	3,527
Other noncash items, net	237	(8,526)	1,078
Changes in assets and liabilities:			
Receivables	(7,848)	1,460	3,049
Inventories	(12,648)	(432)	(1,723)
Accounts payable	5,002	(10,403)	(915)
Deferred revenue	298	(5,553)	(15,397)
Accrued expenses and other current liabilities	(1,621)	(15,394)	(1,740)
Other	181	(88)	(9,089)
Net cash used in operating activities	(43,216)	(125,580)	(205,310)
Cash Flows From Investing Activities			
Sales of assets	54	9,456	810
Capital expenditures	(5,791)	(3,449)	(8,171)
Net cash provided by (used in) investing activities	(5,737)	6,007	(7,361)
Cash Flows From Financing Activities			
Net transfers and advances from Conexant	—	186,584	210,688
Exercise of stock options and warrants	12,534	6,085	—
Deferred financing costs	(64)	(244)	—
Net cash provided by financing activities	12,470	192,425	210,688
Net increase (decrease) in cash and cash equivalents	(36,483)	72,852	(1,983)
Cash and cash equivalents at beginning of period	80,121	7,269	9,252
Cash and cash equivalents at end of period	$ 43,638	$ 80,121	$ 7,269

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Common Stock		Additional Paid-in Capital	Conexant's Net Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Unearned Compensation	Total Stockholders' Equity
	Shares	Amount						
				(In thousands)				
Balance at September 30, 2001	—	$ —	$ —	$1,168,659	$ —	$(13,644)	$ —	$1,155,015
Net loss	—	—	—	(668,273)	—	—	—	(668,273)
Currency translation adjustments	—	—	—	—	—	(4,069)	—	(4,069)
Comprehensive loss								(672,342)
Purchase acquisitions	—	—	—	16,316	—	—	—	16,316
Net transfers from Conexant	—	—	—	221,334	—	—	—	221,334
Balance at September 30, 2002	—	—	—	738,036	—	(17,713)	—	720,323
Net loss	—	—	—	(718,269)	(32,176)	—	—	(750,445)
Currency translation adjustments	—	—	—	—	—	754	—	754
Comprehensive loss								(749,691)
Net transfers from Conexant	—	—	—	189,943	—	—	—	189,943
The Distribution	90,333	903	208,807	(209,710)	—	—	—	—
Issuance of common stock	3,212	32	6,711	—	—	—	(201)	6,542
Compensation expense related to employee stock plans	—	—	—	—	—	—	17	17
Balance at September 30, 2003	93,545	935	215,518	—	(32,176)	(16,959)	(184)	167,134
Net loss	—	—	—	—	(93,247)	—	—	(93,247)
Currency translation adjustments	—	—	—	—	—	935	—	935
Comprehensive loss								(92,312)
Issuance of common stock	7,074	71	16,059	—	—	—	(158)	15,972
Compensation expense related to employee stock plans	—	—	—	—	—	—	133	133
Balance at September 30, 2004	100,619	$1,006	$231,577	$ —	$(125,423)	$(16,024)	$(209)	$ 90,927

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Mindspeed Technologies, Inc. (Mindspeed or the Company) designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. On June 27, 2003, Conexant Systems, Inc. (Conexant) completed the distribution (the Distribution) to Conexant stockholders of all 90,333,445 outstanding shares of common stock of its wholly owned subsidiary, Mindspeed. In the Distribution, each Conexant stockholder received one share of Mindspeed common stock, par value $.01 per share (including an associated preferred share purchase right) for every three shares of Conexant common stock held and cash for any fractional share of Mindspeed common stock. Following the Distribution, Mindspeed began operations as an independent, publicly held company.

Prior to the Distribution, Conexant transferred to Mindspeed the assets and liabilities of the Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to Mindspeed under the Distribution Agreement entered into between Conexant and Mindspeed. Also prior to the Distribution, Conexant contributed to Mindspeed cash in an amount such that at the time of the Distribution Mindspeed's cash balance was $100 million (see Note 12). Mindspeed issued to Conexant a warrant to purchase 30 million shares of Mindspeed common stock at a price of $3.408 per share, exercisable for a period beginning one year and ending ten years after the Distribution. Conexant and Mindspeed also entered into a Credit Agreement, pursuant to which Mindspeed may borrow up to $50 million for working capital and general corporate purposes. Mindspeed and Conexant also entered into an Employee Matters Agreement, a Tax Allocation Agreement, a Transition Services Agreement and a Sublease.

Basis of Presentation

The consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of Mindspeed and each of its subsidiaries. The consolidated financial statements of Mindspeed for periods prior to the Distribution include the assets, liabilities, operating results and cash flows of the Mindspeed business, including subsidiaries, contributed to Mindspeed by Conexant. Such financial statements have been prepared using Conexant's historical bases in the assets and liabilities and the historical operating results of the Mindspeed business during each respective period. Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the financial information for periods prior to the Distribution may not reflect the consolidated financial position, operating results, changes in stockholders' equity and cash flows of Mindspeed in the future or what they would have been had Mindspeed been a separate, stand-alone entity during the periods presented. All accounts and transactions among Mindspeed's entities have been eliminated in consolidation.

The consolidated financial statements for periods prior to the Distribution include allocations of certain Conexant expenses (see Note 12). The expense allocations were determined using methods that Conexant and Mindspeed considered to be reasonable reflections of the utilization of services provided or the benefit received by Mindspeed. The allocation methods include specific identification, relative revenues or costs, or headcount. Management believes that the expenses allocated to Mindspeed are representative of the operating expenses it would have incurred had it operated on a stand-alone basis.

2. Summary of Significant Accounting Policies

Fiscal Periods — The Company maintains a fifty-two/fifty-three week fiscal year ending on the Friday closest to September 30. Fiscal years 2004, 2003 and 2002 comprised 52 weeks, 53 weeks and 52 weeks and ended on October 1, October 3 and September 27, respectively. For convenience, the accompanying consolidated financial statements have been shown as ending on the last day of the calendar month.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to the allowance for doubtful accounts, inventories, long-lived assets, income taxes, restructuring costs and litigation. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

Revenue Recognition — Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for a right to return unsold products. Recognition of revenue on all sales to these distributors is deferred until the products are sold by the distributors to a third party. A provision for estimated sales returns from other customers is recorded in the same period as the related revenues are recognized, based on historical experience and other known factors. Development revenue is recognized when services are performed and was not significant for any of the periods presented.

Cash and Cash Equivalents — The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Inventories — Inventories are stated at the lower of cost or market. Cost is computed using the average cost method on a currently adjusted standard basis (which approximates actual cost); market is based upon estimated net realizable value. The valuation of inventories at the lower of cost or market requires the use of estimates as to the amounts of current inventories that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers, and orders generally are subject to cancellation with limited advance notice prior to shipment.

Property, Plant and Equipment — Property, plant and equipment is stated at cost. Depreciation is based on estimated useful lives (principally 10 to 27 years for buildings and improvements; 3 to 5 years for machinery and equipment; and the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements for land and leasehold improvements). Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs are charged to expense.

Goodwill and Intangible Assets — Goodwill and intangible assets principally result from six business acquisitions completed by Conexant in fiscal 2000 for the Mindspeed business. The Company accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities, including purchased in-process research and development (IPRD) projects which have not yet reached technological feasibility and have no alternative future use. Assets acquired and liabilities assumed are recorded at their fair values; the excess of the purchase price over the net assets acquired is recorded as goodwill. The value of IPRD is immediately charged to expense upon completion of the acquisition. Goodwill acquired prior to June 30, 2001 was, through fiscal 2002, amortized on a straight-line basis over estimated lives of 5 years; patents, developed technology and other intangible assets are amortized on a straight-line basis over the estimated useful lives of 2 to 8 years.

Change in Accounting for Goodwill — The Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" as of the beginning of fiscal 2003. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. Upon adoption, the existing goodwill and intangible assets were evaluated against the new criteria, which resulted in certain intangible assets with a carrying value of $4.3 million being subsumed into goodwill. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and intangible assets that have indefinite useful lives no longer be amortized into results of operations, but instead be tested at least annually for impairment and written down when impaired. Upon adoption of SFAS 142, the Company ceased amortizing goodwill against its results of operations.

During fiscal 2003, the Company completed the transition impairment test of its goodwill (as of the beginning of fiscal 2003) required by SFAS 142. Mindspeed consists of one reporting unit (as defined in SFAS 142) and for purposes of the impairment test, its fair value was determined considering both an income approach and a market approach. Management determined that the recorded value of goodwill exceeded its fair value (estimated to be zero) by $573.2 million. The Company recorded a fiscal 2003 charge of $573.2 million — reflected in the accompanying statement of operations as the cumulative effect of a change in accounting principle — to write down the value of goodwill to estimated fair value.

The following table shows the Company's net loss as if the non-amortization provisions of SFAS 142 had been in effect for fiscal 2002 (in thousands):

	2004	2003	2002
Net loss, as reported	$(93,247)	$(750,445)	$(668,273)
Amortization of goodwill	—	—	251,166
Amortization of assembled workforce previously classified as an intangible asset	—	—	1,668
Net loss, as adjusted	$(93,247)	$(750,445)	$(415,439)
Loss per share, basic and diluted:			
Net loss, as reported	$ (0.95)	$ (8.37)	$ (7.74)
Net loss, as adjusted	$ (0.95)	$ (8.37)	$ (4.81)

Impairment of Long-Lived Assets — The Company continually monitors events or changes in circumstances that could indicate that the carrying amount of long-lived assets to be held and used, including intangible assets, may not be recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When impairment is indicated for a long-lived asset, the amount of impairment loss is the excess of net book value over fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. During fiscal 2003 and 2002, the Company recorded impairment charges as discussed in Notes 3 and 11. As of September 30, 2004, the Company identified no circumstances that indicated a potential impairment of any of its long-lived assets.

Foreign Currency Translation and Remeasurement — The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of the Company's principal foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign functional currencies are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates and income and expense items are translated at the average exchange rates prevailing during the period. The resulting foreign currency translation adjustments are accumulated as a component of other comprehensive income. For the remainder of the Company's foreign subsidiaries, the functional currency is the U.S. dollar. Inventories, property, plant and equipment, cost of goods sold and depreciation for those operations are remeasured from foreign currencies into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates. Gains and losses resulting from those remeasurements are included in earnings. Gains and losses resulting from foreign currency transactions are recognized currently in earnings.

Research and Development — Research and development costs, other than software development costs, are expensed as incurred. Development costs for software to be sold or marketed are capitalized following attainment of technological feasibility. No development costs that qualify for capitalization were incurred during any of the periods presented.

Stock-Based Compensation — As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based compensation under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB 25, the Company generally recognizes no compensation expense with respect to stock option awards.

Had compensation cost for stock option awards been determined based on the fair value of each award at its grant date, consistent with the provisions of SFAS 123, the Company's pro forma net loss and pro forma net loss per share would have been as follows (in thousands, except per share amounts):

	2004	2003	2002
Net loss, as reported	$ (93,247)	$(750,445)	$(668,273)
Stock-based employee compensation expense determined under the fair value method	26,025	33,202	126,842
Pro forma net loss	$(119,272)	$(783,647)	$(795,115)
Net loss per share, basic and diluted:			
As reported	$ (0.95)	$ (8.37)	$ (7.74)
Pro forma	$ (1.22)	$ (8.74)	$ (9.21)

For purposes of pro forma disclosures, compensation expense includes the estimated fair value of all stock-based compensation awarded to Mindspeed employees, including options to purchase Conexant common stock granted to Mindspeed employees prior to the Distribution. The fair value of each award is assumed to be amortized to expense over the vesting period. The fair value of stock options granted by Mindspeed under its stock option plans has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk-free interest rate	2.7%	2.3%
Expected volatility	98%	100%
Dividend yield	—	—
Expected option life	3.3 years	3.5 years
Weighted-average fair value of options granted	$ 2.73	$ 1.79

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models require the input of highly subjective assumptions, including the expected option life and expected stock price volatility. Because options held by employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing option pricing models do not necessarily provide a reliable single measure of the fair value of these options.

Income Taxes — The provision for income taxes is determined in accordance with SFAS No. 109, "Accounting For Income Taxes." Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. For periods prior to the Distribution, Mindspeed's results of operations were included in Conexant's consolidated federal and state income tax returns. The provision for income taxes for periods prior to the Distribution is calculated as if Mindspeed had filed separate tax returns as an independent company. See Note 4.

Loss Per Share — Basic loss per share is based on the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share also includes the effect of stock options, warrants and other common stock equivalents outstanding during the period if such securities are dilutive. Because the Company incurred a net loss in each of the periods presented, the potential dilutive effect of such securities was not included in the computation of diluted loss per share because these securities were antidilutive. For periods prior to the Distribution, the weighted-average number of shares outstanding is based on Conexant's weighted-average shares outstanding.

Concentrations — Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company principally invests its cash balances in money market funds through high-credit quality financial institutions. The Company's trade accounts receivable primarily are derived from sales to manufacturers of network infrastructure equipment and electronic component distributors. Management believes that credit risks on trade accounts receivable are moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.

The following individual customers accounted for 10% or more of net revenues:

	2004	2003	2002
Customer A	16%	22%	16%
Customer B	12%	7%	5%
Customer C	8%	12%	5%

The following individual customers accounted for 10% or more of total accounts receivable at fiscal year ends:

	2004	2003
Customer A	11%	3%
Customer B	13%	15%
Customer C	7%	18%
Customer D	15%	1%
Customer E	8%	11%
Customer F	7%	11%

Supplemental Cash Flow Information — The Company paid no interest during fiscal 2004, 2003 and 2002. Income taxes paid were $0.3 million, $0.4 million and $0.9 million during fiscal 2004, 2003 and 2002, respectively.

Comprehensive Loss — Accumulated other comprehensive loss at September 30, 2004 and 2003 consists of foreign currency translation adjustments. Foreign currency translation adjustments are not presented net of any tax effect as the Company does not expect to incur any tax liability or realize any benefit related thereto.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Supplemental Financial Statement Data

Inventories

Inventories at fiscal year ends consist of the following (in thousands):

	2004	2003
Work-in-process	$ 4,585	$2,575
Finished goods	7,401	1,460
	$11,986	$4,035

The Company assesses the recoverability of inventories through an ongoing review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, the value of inventory that at the time of the review is not expected to be sold is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

The assessment of the recoverability of inventories, and the amounts of any write-downs, are based on currently available information and assumptions about future demand (generally over twelve months) and market conditions. Demand for the Company's products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

The Company may retain and make available for sale some or all of the inventories which have been written down. In the event that actual demand is higher than originally projected, the Company may be able to sell a portion of these inventories in the future. The Company generally scraps inventories which have been written down and are identified as obsolete.

Property, Plant and Equipment

Property, plant and equipment at fiscal year ends consists of the following (in thousands):

	2004	2003
Machinery and equipment	$ 72,090	$ 69,699
Leasehold improvements	3,943	3,799
Construction in progress	2,253	76
	78,286	73,574
Accumulated depreciation and amortization	(57,307)	(46,962)
	$ 20,979	$ 26,612

Goodwill

During the first quarter of fiscal 2003, the Company completed the transition impairment test required by SFAS 142 and recorded a charge of $573.2 million to write down the carrying value of goodwill to its estimated fair value. Changes in the carrying amount of goodwill consisted of the following (in thousands):

	2003
Goodwill at beginning of year	$ 568,900
Assembled workforce reclassified to goodwill	4,284
Cumulative effect of change in accounting for goodwill	(573,184)
Goodwill at end of year	$ —

Intangible Assets

Intangible assets at fiscal year-ends consist of the following (in thousands):

	2004		2003	
	Gross Asset	Accumulated Amortization	Gross Asset	Accumulated Amortization
Developed technology	$228,618	$(210,467)	$225,663	$(163,765)
Customer base	28,045	(25,916)	27,515	(19,911)
Other intangible assets	10,786	(10,681)	10,406	(10,041)
	$267,449	$(247,064)	$263,584	$(193,717)

The increases in the gross amounts of intangible assets as of September 30, 2004, as compared with September 30, 2003, reflect the impact of foreign currency translation adjustments. Intangible assets are amortized over periods averaging approximately five years for each major asset class and extending to various dates through June 2005. Amortization of intangible assets totaled $50.3 million (2004), $51.2 million (2003) and $61.2 million (2002). Unless earlier impairment is required, amortization of intangible assets is expected to be approximately $20.4 million in fiscal 2005.

4. Income Taxes

The components of the provision for income taxes are as follows (in thousands):

	2004	2003	2002
Current:			
United States	$ —	$ —	$ —
Foreign	716	528	437
State and local	5	252	262
Total current	721	780	699
Deferred:			
United States	—	—	—
Foreign	—	—	—
State and local	—	—	—
Total deferred	—	—	—
	$721	$780	$699

A reconciliation of income taxes computed at the U.S. federal statutory income tax rate to the provision for income taxes on continuing operations follows (in thousands):

	2004	2003	2002
U.S. federal statutory tax at 35%	$(32,384)	$(61,768)	$(233,651)
State taxes, net of federal effect	(1,165)	(4,532)	(9,649)
Foreign income taxes in excess of U.S.	3,308	3,410	38,129
Research and development credits	—	—	(7,698)
Nondeductible amortization of intangible assets	—	—	90,875
Valuation allowance	30,919	63,587	122,038
Other	43	83	655
Provision for income taxes	$ 721	$ 780	$ 699

Loss before income taxes consists of the following components (in thousands):

	2004	2003	2002
United States	$(84,946)	$(169,158)	$(559,882)
Foreign	(7,580)	(7,323)	(107,692)
	$(92,526)	$(176,481)	$(667,574)

Deferred income tax assets and liabilities at fiscal year-ends consist of the tax effects of temporary differences related to the following (in thousands):

	2004	2003
Deferred tax assets:		
Inventories	$ 21,353	$ 43,505
Deferred revenue	1,678	1,640
Accrued compensation and benefits	1,625	1,815
Product returns and allowances	828	852
Net operating losses	187,378	139,061
Research and development and investment credits	23,964	22,100
Other	5,144	9,081
Valuation allowance	(224,045)	(180,332)
Total deferred tax assets	17,925	37,722
Deferred tax liabilities:		
Intangible assets	6,959	22,993
Property, plant and equipment	2,016	1,941
Deferred state taxes	8,063	8,579
Other	887	4,209
Total deferred tax liabilities	17,925	37,722
Net deferred tax assets	$ —	$ —

Based upon the Company's operating losses and expected future operating results, management determined that it is more likely than not that the deferred tax assets as of September 30, 2004 and 2003 will not be realized through the reduction of future income tax payments. Consequently, the Company has established a valuation allowance for its net deferred tax asset as of those dates.

Through the Distribution date, Mindspeed's results of operations were included in Conexant's consolidated federal and state income tax returns. The provision for income taxes and the related deferred tax assets and liabilities for periods prior to the Distribution were calculated as if Mindspeed had filed separate tax returns as an independent company.

In connection with the Distribution, Mindspeed and Conexant entered into a tax allocation agreement which provides, among other things, for the allocation between Conexant and Mindspeed of federal, state, local and foreign tax liabilities relating to Mindspeed. The tax allocation agreement also allocates the liability for any taxes that may arise in connection with the Distribution. The tax allocation agreement generally provides that Conexant will be responsible for any such taxes. However, Mindspeed will be responsible for any taxes imposed on Mindspeed, Conexant or Conexant stockholders if either the Distribution fails to qualify as a reorganization for U.S. federal income tax purposes or the distribution of Mindspeed Technologies common stock is disqualified as a tax-free transaction to Conexant for U.S. federal income tax purposes and such failure or disqualification is attributable to post-Distribution transaction actions by Mindspeed, its subsidiaries or its stockholders.

As of September 30, 2004, Mindspeed had U.S. federal net operating loss carryforwards of approximately $518.8 million, which expire at various dates through 2024, and aggregate state net operating loss carryforwards of approximately $65.4 million, which expire at various dates through 2014. Mindspeed also has U.S. federal and state research and development tax credit carryforwards of approximately $9.7 million and $14.3 million, respectively. The U.S. federal credits expire at various dates through 2024, while the state credits have no expiration date.

The deferred tax assets as of September 30, 2004 include a deferred tax asset of $9.6 million representing net operating losses arising from the exercise of stock options by Mindspeed employees. To the extent the Company realizes any tax benefit for the net operating losses attributable to the stock option exercises, such amount would be credited directly to stockholders' equity.

5. Credit Facility

In connection with the Distribution, the Company entered into a Credit Agreement with Conexant, under which the Company may borrow up to $50 million for working capital and other general corporate purposes. The credit facility is available for a term ending on June 29, 2007. The Company may borrow under the credit facility only to restore its cash balance to $25 million. Loans under the credit facility will accrue interest at the rate of 10 percent per annum, payable at maturity. The credit facility contains customary conditions and covenants, including restrictions on payment of dividends, consolidations, mergers, acquisitions, investments, capital expenditures, sales of assets, incurrence of indebtedness, transactions with affiliates and creation of liens and encumbrances. In the event that Mindspeed makes borrowings under the credit facility, Conexant will be entitled to exercise a portion of a warrant to purchase shares of Mindspeed common stock (see Note 9). Conexant's commitment under the credit facility will be reduced by the amount of any new financing. To the extent the balance outstanding, if any, under the credit facility exceeds the amount of Conexant's reduced commitment, the Company would be required to repay any such excess. As of September 30, 2004, the Company had made no borrowings under the credit facility.

6. Commitments

In connection with the Distribution, Mindspeed entered into a Sublease with Conexant pursuant to which Mindspeed leases its headquarters located in Newport Beach, California. The Sublease has an initial term extending through June 2008. Mindspeed may, at its option, renew the Sublease for an additional two-year term. Rent payable under the Sublease will be a prorated portion of Conexant's actual costs. Mindspeed's minimum future obligation under the Sublease is estimated at approximately $6.5 million annually (a total of $24.4 million over the remainder of the initial lease term), but actual rents under the Sublease will vary based upon Conexant's actual costs.

The Company leases its other facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through 2009 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time.

Rental expense was approximately $6.8 million, $9.0 million and $14.1 million during fiscal 2004, 2003 and 2002, respectively. Rental expense for fiscal 2004 and 2003 includes $4.5 million and $1.2 million, respectively, paid to Conexant under the Sublease. As of September 30, 2004, Mindspeed's minimum future obligations under operating leases (including the estimated minimum future obligation under the Sublease) are as follows (in thousands):

Fiscal Year	
2005	$10,088
2006	9,007
2007	7,860
2008	5,177
2009	63
Total minimum future lease payments	$32,195

The minimum future lease payments as of September 30, 2004 include an aggregate of $5.4 million relating to facilities no longer occupied by the Company, which is included in the restructuring liability in the accompanying consolidated balance sheets.

7. Contingencies

Various lawsuits, claims and proceedings have been or may be instituted or asserted against Conexant or Mindspeed, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters. In connection with the Distribution, Mindspeed assumed responsibility for all contingent liabilities and current and future litigation against Conexant or its subsidiaries to the extent such matters relate to Mindspeed.

The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that the Company will be able to license a third party's intellectual property. Injunctive relief could have a material adverse effect on the financial condition or results of operations of the Company. Based on its evaluation of matters which are pending or asserted, management of the Company believes the disposition of such matters will not have a material adverse effect on the financial condition or results of operations of the Company.

8. Guarantees

The Company has made guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the Distribution, the Company generally assumed responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to Mindspeed. The Company may also be responsible for certain federal income tax liabilities under the tax allocation agreement between Mindspeed and Conexant, which provides that the Company will be responsible for certain taxes imposed on Mindspeed, Conexant or Conexant stockholders. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. Some customer guarantees and indemnities, and the majority of other guarantees and indemnities, do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

9. Capital Stock

The Company's authorized capital consists of 500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share, of which 2,500,000 shares are designated as Series A junior participating preferred stock (Junior Preferred Stock).

The Company has a preferred share purchase rights plan to protect stockholders' rights in the event of a proposed takeover of the Company. Pursuant to the preferred share purchase right (a Right) attached to each share of common stock, the holder may, in certain takeover-related circumstances, become entitled to purchase from the Company 1/100 th of a share of Junior Preferred Stock at a price of $20, subject to adjustment. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person) will generally be exercisable for shares of the Company's common stock or stock of the acquiring person having a then-current market value of twice the exercise price. In certain events, each Right may be exchanged by the Company for one share of common stock or 1/100 th of a share of Junior Preferred Stock. The Rights expire on June 26, 2013, unless earlier exchanged or redeemed at a redemption price of $0.01 per Right, subject to adjustment.

Warrants

In the Distribution, Mindspeed issued to Conexant a warrant to purchase 30 million shares of Mindspeed common stock at a price of $3.408 per share. The $89 million fair value of the warrant (estimated by management at the time of the Distribution using the Black-Scholes option pricing model) was recorded as a return of capital to Conexant. As of September 30, 2004, the warrant remains outstanding and is exercisable through June 27, 2013.

Also in the Distribution, as a result of adjustments made to an outstanding warrant to purchase shares of Conexant common stock, Mindspeed issued to Jazz Semiconductor, Inc. (Jazz) a warrant to purchase 1,036,806 shares of Mindspeed common stock, at a price of $2.5746 per share. During fiscal 2004, the Company issued 477,344 shares of its common stock upon the exercise of a portion of the warrants, for aggregate proceeds of $1.2 million. As of September 30, 2004, Jazz holds warrants to purchase 478,405 shares of Mindspeed common stock, exercisable through January 20, 2005.

In connection with the credit facility, the Company issued to Conexant a warrant to purchase up to 8.3 million shares of Mindspeed common stock. The number of shares that may be acquired under the warrant will depend on the highest level of borrowings under the credit facility, increasing on a pro rata basis up to a maximum of 8.3 million shares if the level of borrowings under the credit facility reaches $50 million. The warrant will be exercisable for a period of ten years after the Distribution at a price per share equal to the lesser of $3.408 or the fair market value of Mindspeed common stock at the time of the borrowings under the credit facility that entitle Conexant to acquire the shares. The estimated fair value of any portion of the warrant that becomes exercisable as a result of borrowings under the credit facility will be charged against earnings as a cost of obtaining the credit facility. As of September 30, 2004, the Company had made no borrowings under the Credit Facility, and no portion of the warrant issued in connection therewith was exercisable.

Each of the warrants issued to Conexant contains antidilution provisions that provide for adjustment of the warrants' exercise prices, and the number of shares issuable under the warrants, upon the occurrence of certain events. In the event that the Company issues, or is deemed to have issued, shares of its common stock, or securities convertible into its common stock, at prices below the current market price of its common stock (as defined in the warrants) at the time of the issuance of such securities, the warrants' exercise prices will be reduced and the number of shares issuable under the warrants will be increased. The amount of such adjustment, if any, will be determined pursuant to a formula specified in the warrants and will depend on the number of shares issued, the offering price and the current market price of the common stock at the time of the issuance of such securities.

Stock Options

In connection with the Distribution, each holder of a Conexant stock option (other than options held by persons in certain foreign locations) received an option to purchase a number of shares of Mindspeed common stock. The number of shares subject to, and the exercise prices of, the outstanding Conexant options and the Mindspeed options were adjusted so that the aggregate intrinsic value of the options was equal to the intrinsic value of the Conexant option immediately prior to the Distribution and the ratio of the exercise price per share to the market value per share of each option was the same immediately before and after the Distribution. As a result of such option adjustments, Mindspeed issued options to purchase an aggregate of approximately 29.9 million shares of its common stock to holders of Conexant stock options (including Mindspeed employees). A summary of activity under Mindspeed's stock option plans follows (shares in thousands):

	Year Ended September 30,			
	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	30,466	$2.07	—	$ —
Issued in connection with the Distribution	—	—	29,936	1.98
Granted	2,839	4.31	4,251	2.69
Exercised	(5,516)	2.04	(2,977)	2.02
Cancelled	(930)	2.53	(744)	2.09
Outstanding at end of period	26,859	2.30	30,466	2.07
Exercisable at end of period	17,722	2.13	17,581	2.14

Option awards under the Company's stock option plans generally have terms of eight to ten years and generally vest over the four-year period following the grant date. The following table summarizes all options to purchase Mindspeed common stock outstanding at September 30, 2004 (shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.14 - $ 1.40	3,935	6.1	$0.96	1,184	$0.91
1.44 - 2.29	9,548	4.3	1.80	9,305	1.80
2.34 - 2.73	9,322	6.3	2.49	6,089	2.41
2.78 - 4.41	3,279	6.6	3.56	993	4.09
4.46 - 23.29	775	7.0	7.62	151	7.71
0.14 - 23.29	26,859	5.6	2.30	17,722	2.13

The outstanding stock options include options held by Mindspeed employees to purchase an aggregate of 15.8 million shares of Mindspeed common stock, which are summarized in the following table (shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.14 - $ 1.39	1,621	6.2	$0.99	423	$0.97
1.44 - 2.29	5,080	4.8	1.81	4,963	1.80
2.34 - 2.73	5,892	6.6	2.56	2,815	2.47
2.81 - 4.41	2,565	7.3	3.42	349	4.05
4.46 - 16.98	633	7.6	7.61	34	8.25
0.14 - 16.98	15,791	6.1	2.50	8,584	2.10

Restricted Stock

The Company's long-term incentive plans also provide for awards of restricted shares of common stock and other stock-based incentive awards to officers and other employees and certain non-employees. Prior to the Distribution, similar awards were made to Mindspeed employees under Conexant's long-term incentives plans. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period (generally within two years of the date of award) or, in certain cases, if prescribed performance criteria are not met. The fair value of restricted stock awards is charged to expense over the vesting period. In fiscal 2004, 2003 and 2002, Mindspeed recorded compensation expense of $0.1 million, $0.1 million and $0.7 million, respectively, for the value of restricted stock awards to employees, including amounts allocated from Conexant.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan which allows eligible employees to purchase shares of its common stock at specified intervals during a 24-month offering period at 85% of the lower of the fair market value on the first day of the 24-month offering period or on the purchase date. Prior to the Distribution, Mindspeed employees were eligible to participate in a similar plan sponsored by Conexant. Under the employee stock purchase plan, employees may authorize the Company to withhold up to 10% of their compensation for each pay period to purchase shares under the plan, subject to certain limitations. Offering periods generally commence on the first trading day of February and August of each year and are generally 24 months in duration, but may be terminated earlier under certain circumstances. During fiscal 2004, the Company issued 783,000 shares of its common stock under the employee stock purchase plan for net proceeds of $2.2 million.

10. Employee Benefit Plans

The Company sponsors a 401(k) retirement savings plan for its eligible employees. Prior to the Distribution, Mindspeed employees were eligible to participate in similar plans sponsored by Conexant. The Company matches a portion of employee contributions and funds the matching contribution in shares of its common stock. In fiscal 2004 and 2003, the Company issued 220,000 and 118,000 shares, respectively, of its common stock to fund the matching contributions. The Company recognized expenses under the retirement savings plans, including amounts allocated from Conexant, of $1.2 million, $2.4 million and $3.1 million for fiscal 2004, 2003 and 2002, respectively.

11. Special Charges

Special charges consist of the following (in thousands):

	2004	2003	2002
Asset impairments	$ —	$23,397	$143,428
Restructuring charges	387	12,314	25,438
Other special charges	—	(8,541)	—
	$387	$27,170	$168,866

Asset Impairments

2003 Impairments — During fiscal 2003, the Company recorded an impairment charge of $19.1 million to write down the carrying value of identified intangible assets (principally developed technology) related to the HotRail subsidiary. In January 2003, the Company decided to close the HotRail design center and to curtail investment in selected associated products. Management evaluated the recoverability of the assets of the HotRail business to determine whether their value was impaired, based upon the future cash flows expected to be generated by the affected products over the remainder of their life cycles (estimated to be approximately five years). The estimated sales volumes, pricing, gross margin and operating expenses were consistent with historical trends and other available information. Since the estimated undiscounted cash flows were less than the carrying value (approximately $27.4 million) of the related assets, management determined that the value of such assets was impaired. The Company recorded an impairment charge of $19.1 million, which was determined by comparing the estimated fair value of the assets to their carrying value. The fair value of the assets was determined by computing the present value of the expected future cash flows using a discount rate of 18%, which management believes is commensurate with the underlying risks associated with the projected cash flows. Management believes the assumptions used in the discounted cash flow model represent a reasonable estimate of the fair value of the assets. The write-down established a new cost basis for the impaired assets.

Also during fiscal 2003, the Company recorded asset impairment charges totaling $4.3 million related to certain assets that it determined to abandon or scrap.

2002 Impairments — During fiscal 2002, the Company performed a strategic review of its operations and initiated restructuring actions intended to focus its research and development spending on products for the network infrastructure market segments it believes offer the most attractive near-term growth prospects, such as its products for metro/access applications. The Company believes that the end markets for optical long-haul networks offer weaker recovery prospects, with slow adoption of new, higher speed networks. Management determined that this anticipated weak demand would adversely affect the potential return on continued investment in the Novanet Semiconductor Ltd. (Novanet) business, which was engaged in the development of semiconductor products for high-speed SONET applications. In June 2002, the Company closed the Novanet design center in Israel, which represented substantially all of Novanet's operations. Management also expected this weak demand would adversely affect the operating performance of the NetPlane Systems, Inc. (NetPlane) software business and determined to divest the NetPlane business. NetPlane develops and sells networking protocol software and systems for control plane applications in network infrastructure equipment. The Company completed the sale of the assets of NetPlane in the second quarter of fiscal 2003 for net proceeds of $9.2 million.

As a result of these decisions, in fiscal 2002 the Company recorded impairment charges of $114.1 million to write down the carrying value of certain long-lived assets associated with these operations. Substantially all of the $61.0 million Novanet impairment charge was recorded to write down the carrying value of goodwill. The amount of the impairment charge was the excess of the carrying value of the goodwill over its fair value, which was estimated to be zero because the Company did not expect to realize any significant cash flows from Novanet. The principal components of the $53.1 million NetPlane impairment charge included the balances of goodwill ($40.8 million) and identified intangible assets ($12.3 million). The amount of the impairment charge was the excess of the carrying value over fair value, which was estimated to be zero because the Company did not at that time expect to realize any significant cash flows from the disposition of NetPlane.

Also during fiscal 2002, the Company recorded other asset impairment charges totaling $29.3 million. The impairment charges included $15.7 million to write off acquired technology that the Company determined, at the time of the impairment, would not be used in the future. The remaining impairment charges were associated with property and equipment that the Company determined to abandon or scrap.

Restructuring Charges

In fiscal 2001, 2002 and 2003, the Company implemented a number of cost reduction initiatives to improve its operating cost structure. The cost reduction initiatives included workforce reductions, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for the senior management team. The costs and expenses associated with the restructuring activities are included in special charges in the accompanying consolidated statements of operations.

2002 Cost Reduction Plan — During fiscal 2002, the Company initiated additional actions to improve further its operating cost structure. Under this plan, the Company terminated approximately 110 employees and recorded charges aggregating $2.1 million. The charges were based upon estimates of the cost of severance benefits for the affected employees. In addition, the Company recorded restructuring charges of $0.2 million for costs associated with the consolidation of certain facilities. In fiscal 2003, the Company resolved its obligations related to certain leased facilities and reversed $0.1 million of previously accrued costs. Activity and liability balances related to the 2002 cost reduction plan through September 30, 2003 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 2,097	$171	$ 2,268
Cash payments	(1,488)	(37)	(1,525)
Non-cash charges	(609)	—	(609)
Restructuring balance, September 30, 2002	—	134	134
Expense reversal	—	(54)	(54)
Cash payments	—	(80)	(80)
Restructuring balance, September 30, 2003	$ —	$ —	$ —

Mindspeed Strategic Restructuring Plan — During the third quarter of fiscal 2002, the Company announced a number of expense reduction and restructuring initiatives intended to reduce further its operating cost structure and focus its research and development spending on products for the network infrastructure market segments it believes offer the most attractive near-term growth prospects. These actions included the elimination of research and development spending in high-end optical networking applications, the closure of Novanet, the divestiture of NetPlane and a reduction of support services spending, in total reducing the Company's workforce by over 400 employees. During fiscal 2002, the Company terminated approximately 280 of such employees and recorded charges aggregating $7.1 million. These charges were based upon estimates of the cost of severance benefits for the affected employees. These actions reduced the Company's workforce throughout its operations. In addition, the Company recorded restructuring charges of $16.1 million for costs associated with the consolidation of certain facilities, including lease cancellation and related costs.

During the first quarter of fiscal 2003, the Company implemented an additional workforce reduction affecting approximately 80 employees and closed its design center in Bristol, England. The Company recorded additional charges of $2.3 million for the workforce reductions, based upon estimates of the cost of severance benefits for the affected employees, and $4.6 million for commitments under license obligations for the purchase of design tools that the Company determined would not be used in the future. During the first quarter of fiscal 2003, the Company substantially completed these workforce reductions.

Activity and liability balances related to the Mindspeed strategic restructuring plan through September 30, 2004 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 7,061	$ 16,109	$ 23,170
Cash payments	(2,419)	(1,211)	(3,630)
Non-cash charges	(552)	(354)	(906)
Restructuring balance, September 30, 2002	4,090	14,544	18,634
Charged to costs and expenses	2,341	4,589	6,930
Cash payments	(6,431)	(9,980)	(16,411)
Restructuring balance, September 30, 2003	—	9,153	9,153
Expense reversal	—	(38)	(38)
Cash payments	—	(5,149)	(5,149)
Restructuring balance, September 30, 2004	$ —	$ 3,966	$ 3,966

Mindspeed 2003 Restructuring Plan — In March 2003, the Company announced a number of expense reduction and restructuring initiatives intended to further improve its operating cost structure. The actions included the closure of the HotRail design center in San Jose, California and a further workforce reduction of approximately 130 employees. Restructuring charges for this plan included an aggregate of $4.8 million for severance benefits paid to the affected employees. In addition, restructuring charges for this plan also included $1.3 million for costs associated with the consolidation of certain facilities and lease cancellation and related costs. Activity and liability balances related to the Mindspeed 2003 restructuring plan through September 30, 2004 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 4,077	$1,568	$ 5,645
Cash payments	(3,759)	(191)	(3,950)
Restructuring balance, September 30, 2003	318	1,377	1,695
Charged to costs and expenses	689	(264)	425
Cash payments	(957)	(357)	(1,314)
Restructuring balance, September 30, 2004	$ 50	$ 756	$ 806

Other Restructuring Plans — In fiscal 2002, the Company made cash payments of $0.5 million to complete the cost reduction actions under two additional restructuring plans initiated in fiscal 2001. In fiscal 2003, the Company reversed $0.2 million of previously accrued costs upon the resolution of liabilities for severance benefits payable under these plans.

Through September 30, 2004, the Company paid an aggregate of $35.1 million in connection with its restructuring plans (including amounts paid prior to fiscal 2002) and has a remaining accrued restructuring balance totaling $4.8 million (including $1.9 million classified as a long-term liability), principally representing obligations under non-cancelable leases and other contractual commitments. The Company expects to pay these obligations over their respective terms, which expire at various dates through fiscal 2008. The payments will be funded from available cash balances and funds from product sales and are not expected to impact significantly the Company's liquidity.

Other Special Charges

Other special charges for fiscal 2003 consist of a $9.0 million gain on the sale of the assets of NetPlane, partially offset by losses on other asset sales.

12. Related Party Transactions

Prior to the Distribution, the Company operated as a wholly owned subsidiary of Conexant. Conexant maintained a centralized treasury function and provided funding for Mindspeed's capital requirements. This funding consisted of Conexant's payment of expenses allocated to Mindspeed and payments made by Conexant on behalf of Mindspeed for operating expenses, capital expenditures and acquisitions, offset by Mindspeed's cash receipts.

The financing provided by Conexant took the form of equity capital advances in Mindspeed, with no formal repayment or interest arrangements, nor any expectation of any such arrangements in the future. The equity capital advances have been presented as additions to Conexant's net investment in the consolidated statements of stockholders' equity and comprehensive loss. Conexant provided the financing from its cash reserves, cash generated from operations and debt incurred at the parent level. The accompanying consolidated financial statements do not include any allocation of Conexant's debt or the related interest expense.

The Distribution Agreement between Conexant and Mindspeed provides for, among other things, the principal corporate transactions required to effect the separation of Mindspeed from Conexant, the distribution of Mindspeed common stock and certain other terms governing the relationship between Conexant and Mindspeed with respect to or in consequence of the Distribution. Under the Distribution Agreement, Conexant transferred to Mindspeed certain specifically identified assets and other assets used primarily or exclusively in the Mindspeed business. The Distribution Agreement also provides generally for the assumption by Mindspeed of all liabilities related to its business. Pursuant to the Distribution Agreement, Conexant made a pre-Distribution cash contribution to Mindspeed in an amount such that at the time of the Distribution Mindspeed's cash balance was $100 million.

As of September 30, 2003, a receivable from Conexant of $1.7 million is included in other current assets in the accompanying consolidated balance sheets.

For periods prior to the Distribution, Mindspeed's cost of goods sold and operating expenses include allocations from Conexant for certain services which Conexant provided to Mindspeed, facility rent and, through March 2002, allocations of costs associated with the underutilization of Conexant's former manufacturing facilities. Expenses allocated from Conexant included in the accompanying consolidated statements of operations for periods prior to the Distribution are as follows (in thousands):

	2003	2002
Cost of goods sold	$ 491	$ 1,548
Research and development	3,294	6,557
Selling and marketing	2	129
General and administrative	3,470	4,562
	$7,257	$12,796

Operating costs and expenses were allocated based upon specific identification to the extent possible; the remaining common costs are allocated on bases that management considered to be reasonable reflections of the utilization of services provided to or the benefit received by Mindspeed. A summary of the primary methods used to allocate common costs and expenses is as follows:

Cost of goods sold:	• Percentage of specifically identified cost of goods sold for Mindspeed to the total of specifically identified cost of goods sold.
Research and development expenses and selling and marketing expenses:	• Detailed activity-based analyses. • Percentage of specific spending for Mindspeed to the total spending for research and development expenses and selling and marketing expenses, respectively. • Pro rata manufacturing capacity utilization (through March 2002)
General and administrative expenses:	• Percentage of all specifically identified costs incurred by Mindspeed to the total of all specifically identified costs incurred by Conexant for cost of goods sold, research and development expenses and selling and marketing expenses.

In connection with the Distribution, Mindspeed and Conexant entered into a Transition Services Agreement, under which each of Mindspeed and Conexant agreed to provide certain services to the other. These services will be provided through various dates in 2004, unless the parties otherwise agree. The price for the services will be the actual cost of the services. The accompanying consolidated statements of operations include expenses of $0.1 million (2004) and $0.4 million (2003) for services purchased from Conexant under the Transition Services Agreement subsequent to the Distribution.

13. Segment and Other Information

The Company operates a single business segment which designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Revenues by product line are as follows (in thousands):

	2004	2003	2002
Multi-service access DSP products	$ 26,524	$ 7,942	$14,759
High-performance analog products	24,636	21,899	12,634
T/E carrier products	41,702	32,212	33,488
ATM/MPLS network processor products	26,266	18,574	14,661
Other	307	1,279	4,494
	$119,435	$81,906	$80,036

Other revenues for fiscal 2003 and 2002 principally represent revenues of the NetPlane Systems software business, which the Company sold in the second quarter of fiscal 2003.

Revenues by geographic area are presented based upon the country of destination. Revenues by geographic area are as follows (in thousands):

	2004	2003	2002
United States	$ 38,151	$32,939	$43,313
Other Americas	10,050	8,823	3,319
Total Americas	48,201	41,762	46,632
Malaysia	14,077	2,353	939
Taiwan	10,135	9,683	3,686
Hong Kong	18,703	8,145	4,080
Japan	4,082	4,290	5,460
Other Asia-Pacific	6,541	3,767	4,642
Total Asia-Pacific	53,538	28,238	18,807
Europe, Middle East and Africa	17,696	11,906	14,597
	$119,435	$81,906	$80,036

No other foreign country represented 10% or more of net revenues for any of the periods presented.

Long-lived assets consist of property, plant and equipment, goodwill and intangible assets, and other assets. Long-lived assets by geographic area at fiscal year-ends are as follows (in thousands):

	2004	2003
United States	$39,639	$ 85,120
Europe, Middle East and Africa	4,494	14,087
Asia-Pacific	811	948
	$44,944	$100,155

14. Subsequent Event

In October 2004, the Company announced a restructuring plan consisting of a workforce reduction and the closure of a design center in Herzlia, Israel. The Company expects to record fiscal 2005 restructuring charges for the cost of severance benefits payable to affected employees and costs related to contractual obligations for the purchase of design tools and other services in excess of requirements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Mindspeed Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Mindspeed Technologies, Inc. and subsidiaries (the "Company") as of September 30, 2004 and 2003, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive loss for each of the three years in the period ended September 30, 2004. Our audits also included the financial statement schedule listed in Item 15(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the accompanying consolidated financial statements, in 2003 the Company changed its method of accounting for goodwill and intangible assets.

DELOITTE & TOUCHE LLP

Costa Mesa, California
October 25, 2004

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and its Chief Financial Officer, the Company carried out an evaluation of the effectiveness as of September 30, 2004 of the design and operation of its "disclosure controls and procedures," which are defined under Securities and Exchange Commission rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within required time periods. Based upon that evaluation, the Company's Chief Executive Officer and its Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to timely alert them to material information relating to the Company required to be included in the Company's reports filed or submitted pursuant to the Securities Exchange Act of 1934, as amended. There were no changes in the Company's internal control over financial reporting during the fiscal quarter ended September 30, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report and is incorporated herein by reference from the Company's definitive Proxy Statement for the 2005 Annual Meeting of Stockholders (the Proxy Statement).

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this Item is incorporated herein by reference from the sections entitled "Executive Officers," "Election of Directors," "Board Committees and Meetings" and "Other Matters — Code of Ethics" in the Proxy Statement.

Item 11. ***Executive Compensation***

The information required by this Item is incorporated herein by reference from the sections entitled "Executive Compensation" and "Directors' Compensation" in the Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated herein by reference from the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this Item is incorporated by reference from the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated herein by reference from the section entitled "Principal Accountant Fees and Services" in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) (1) Financial Statements

The following consolidated financial statements of the Company for the fiscal year ended September 30, 2004 are included herewith:

Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows, Consolidated Statements of Stockholders' Equity and Comprehensive Loss, Notes to Consolidated Financial Statements, and Report of Independent Registered Public Accounting Firm

(2) Supplemental Schedules

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

3.1 Restated Certificate of Incorporation of Registrant, filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-106146) (the "2003 Stock Option Plan S-3"), is incorporated herein by reference.

3.2 Bylaws of Registrant, as amended, filed as Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, is incorporated herein by reference.

4.1 Specimen certificate for Mindspeed Common Stock, par value $.01 per share, filed as Exhibit 4.1 to Registrant's Registration Statement on Form 10 (File No. 1-31650) (the "Form 10"), is incorporated herein by reference.

4.2 Rights Agreement dated as of June 26, 2003 by and between Mindspeed Technologies, Inc. and Mellon Investor Services LLC, as Rights Agent, filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

4.3 Registration Rights Agreement dated as of June 27, 2003 by and between the Registrant and Conexant Systems, Inc., filed as Exhibit 4.6 to Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109525), is incorporated herein by reference.

4.4 Common Stock Purchase Warrant dated June 27, 2003, filed as Exhibit 4.5 to Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109523), is incorporated herein by reference.

4.5 Registration Rights Agreement dated as of June 27, 2003 by and between the Registrant and Conexant Systems, Inc., filed as Exhibit 4.6 to Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109523), is incorporated herein by reference.

10.1 Distribution Agreement dated as of June 27, 2003 by and between Conexant Systems, Inc. and Mindspeed Technologies, Inc., filed as Exhibit 2.1 to Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.2 Employee Matters Agreement dated as of June 27, 2003 by and between Conexant Systems, Inc. and Mindspeed Technologies, Inc., filed as Exhibit 2.2 to Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.3 Tax Allocation Agreement dated as of June 27, 2003 by and between Conexant Systems, Inc. and Mindspeed Technologies, Inc., filed as Exhibit 2.3 to Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.4 Sublease dated as of June 27, 2003 by and between Conexant Systems, Inc. and Mindspeed Technologies, Inc., filed as Exhibit 2.4 to Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.5 Credit Agreement dated as of June 27, 2003 by and among Mindspeed Technologies, Inc., the subsidiaries of Mindspeed Technologies, Inc. from time to time parties thereto and Conexant Systems, Inc., filed as Exhibit 2.5 to Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.6 Credit Agreement Warrant dated June 27, 2003, issued by the Registrant to Conexant Systems, Inc., filed as Exhibit 4.5 to Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109525), is incorporated herein by reference.

*10.7 Form of Employment Agreement to be entered into between Registrant and certain executives of Registrant, filed as Exhibit 10.8.1 to the Form 10, is incorporated herein by reference.

*10.8 Schedule identifying agreements substantially identical to the Employment Agreement constituting Exhibit 10.7 hereto.

*10.9 Mindspeed Technologies, Inc. 2003 Stock Option Plan, filed as Exhibit 4.5 to the 2003 Stock Option Plan S-3, is incorporated herein by reference.

*10.10 Mindspeed Technologies, Inc. Retirement Savings Plan, filed as Exhibit 4.5 to Registrant's Registration Statement on Form S-8 (Registration Statement No. 333-106148), is incorporated herein by reference.

*10.11 Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 4.5 to Registrant's Registration Statement on Form S-8 (Registration Statement No. 333-106479), is incorporated herein by reference.

*10.12 Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 4.6 to Registrant's Registration Statement on Form S-8 (Registration Statement No. 333-106479), is incorporated herein by reference.

*10.13 Mindspeed Technologies, Inc. 2003 Employee Stock Purchase Plan, filed as Exhibit 4.5 to Registrant's Registration Statement on Form S-8 (Registration Statement No. 333-106481), is incorporated herein by reference.

*10.14 Mindspeed Technologies, Inc. 2003 Non-Qualified Employee Stock Purchase Plan, filed as Exhibit 4.6 to Registrant's Registration Statement on Form S-8 (Registration Statement No. 333-106481), is incorporated herein by reference.

*10.15 Confidential Severance Agreement and General Release by and between Harry Davoody and Mindspeed Technologies, Inc., filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, is incorporated herein by reference.

*10.16 Form of Stock Option Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan.

*10.17 Stock Option Agreement Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan.

*10.18 Form of Restricted Stock Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan.

*10.19 Restricted Stock Award Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan.

21 List of subsidiaries of Registrant.

23 Consent of independent registered public accounting firm.

24 Power of attorney, authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Company.

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement.

(b) Exhibits

See subsection (a) (3) above.

(c) Financial Statement Schedules

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on this 1st day of December, 2004.

MINDSPEED TECHNOLOGIES, INC.

By: /s/ RAOUF Y. HALIM

Raouf Y. Halim

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed on the 1st day of December, 2004 by the following persons on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ RAOUF Y. HALIM Raouf Y. Halim	Chief Executive Officer and Director (Principal Executive Officer)
/s/ SIMON BIDDISCOMBE Simon Biddiscombe	Senior Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
/s/ DWIGHT W. DECKER* Dwight W. Decker	Chairman of the Board of Directors
/s/ DONALD R. BEALL* Donald R. Beall	Director
/s/ DONALD H. GIPS* Donald H. Gips	Director
/s/ MING LOUIE* Ming Louie	Director
/s/ THOMAS A. MADDEN* Thomas A. Madden	Director
/s/ JERRE L. STEAD* Jerre L. Stead	Director

*By: /s/ RAOUF Y. HALIM

Raouf Y. Halim,

*Attorney-in-Fact***

** By authority of the power of attorney filed as Exhibit 24 hereto.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions (1)	Balance at End of Year
		(In thousands)		
Year ended September 30, 2004:				
Allowance for doubtful accounts	$ 932	$ (118)	$ (187)	$ 627
Reserve for sales returns and allowances	430	574	(82)	922
Allowance for excess and obsolete inventories	21,361	4,697	(1,564)	24,494
Year ended September 30, 2003:				
Allowance for doubtful accounts	$ 1,897	$ (593)	$ (372)	$ 932
Reserve for sales returns and allowances	641	(39)	(172)	430
Allowance for excess and obsolete inventories	27,191	1,239	(7,069)	21,361
Year ended September 30, 2002:				
Allowance for doubtful accounts	$ 4,030	$1,936	$(4,069)	$ 1,897
Reserve for sales returns and allowances	250	2,466	(2,075)	641
Allowance for excess and obsolete inventories	23,024	4,518	(351)	27,191

(1) Deductions in the allowance for doubtful accounts reflect amounts written off.

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raouf Y. Halim, Chief Executive Officer of Mindspeed Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mindspeed Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Dated: December 1, 2004

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Simon Biddiscombe, Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Mindspeed Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mindspeed Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ SIMON BIDDISCOMBE

Simon Biddiscombe
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer

Dated: December 1, 2004

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mindspeed Technologies, Inc. (the "Company") on Form 10-K for the year ended September 30, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Raouf Y. Halim, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Dated: December 1, 2004

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mindspeed Technologies, Inc. (the "Company") on Form 10-K for the year ended September 30, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Simon Biddiscombe, Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ SIMON BIDDISCOMBE

Simon Biddiscombe
Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Dated: December 1, 2004

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Corporate Information



Board of Directors

Donald R. Beall
Retired Chairman and Chief Executive Officer of Rockwell International Corporation

Dwight W. Decker (Chairman)
Chairman of the Board and Chief Executive Officer of Conexant Systems, Inc.

Donald L. Gips
Group Vice President
Level 3 Communications, Inc.

Raouf Y. Halim
Chief Executive Officer and Director of Mindspeed Technologies, Inc.

Ming Louie
Co-Founder, Managing Director and Director of Mobile Radius, Inc.

Thomas. A. Madden
Executive Vice President and Chief Financial Officer of Ingram Micro Inc.

Jerre L. Stead
Retired Chairman and Chief Executive Officer of Ingram Micro Inc.

Shareholder Services
Mellon Investor Services LLC
PO Box 3315
South Hackensack, NJ 07606

1-800-853-4954
1-201-329-8660 International

Executive Officers

Raouf Y. Halim
Chief Executive Officer

Simon Biddiscombe
Senior Vice President,
Chief Financial Officer, Treasurer and Secretary

David W. Carroll
Senior Vice President, Worldwide Sales

Mojy C. Chian
Senior Vice President, TSS Engineering

Thomas J. Medrek
Senior Vice President and General Manager, Broadband Internetworking Systems and Multiservice Access

Wayne K. Nesbit
Senior Vice President, Operations

Daryush Shamlou
Senior Vice President and General Manager, Transport Systems Solutions

Thomas A. Stites
Senior Vice President, Communications

Bradley W. Yates
Senior Vice President and Chief Administrative Officer

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Costa Mesa, California

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